As filed with the Securities and Exchange Commission on November 9, 2007
Registration No. 333-145266

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 2
TO
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Peplin, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State of Incorporation)	2834 (Primary Standard Industrial Classification Code Number)	26-0641830 (I.R.S. Employer Identification No.)

6475 Christie Avenue
Emeryville, CA 94608
(510) 653-9700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael D.A. Aldridge
Chief Executive Officer
6475 Christie Avenue
Emeryville, CA 94608
(510) 653-9700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Patrick T. Seaver B. Shayne Kennedy Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, CA 92626-1925 (714) 540-1235	David J. Saul Gavin T. McCraley Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304-1050 (650) 493-9300

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

PROSPECTUS	Preliminary Prospectus dated November 9, 2007

           Shares

Common Stock

This is the initial public offering of our common stock. We are offering shares of common stock.

Currently, no public market exists for the shares of our common stock in the United States. Shares of our common stock are currently listed on the Australian Securities Exchange under the symbol “PLI” in the form of CHESS Depositary Interests that represent 1/20th of a share of our common stock. We have also been approved to list our common stock on the NASDAQ Global Market, subject to notice of issuance, under the symbol “PLIN” after the completion of this offering. In accordance with the requirements of the Australian Securities Exchange, the offering price of the shares of common stock in this offering will be at least 80% of the average market price of the CHESS Depositary Interests on the Australian Securities Exchange for the last five trading days before the date of this prospectus, as adjusted to represent shares of common stock. The average market price of the CHESS Depositary Interests representing our common stock on the Australian Securities Exchange for the last five trading days before           2007, was A$      per interest, representing a price of $      per share of common stock, assuming a foreign currency exchange rate of           for that period.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 9 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional           shares of common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of common stock will be ready for delivery on or about          , 2007.

Merrill Lynch & Co.
Cowen and Company
Thomas Weisel Partners LLC
Leerink Swann
Wilson HTM

The date of this prospectus is          , 2007.

You should rely only on the information contained in this prospectus or any future free writing prospectus authorized by us. We have not, and the underwriters have not, authorized anyone to provide you with information different from or in addition to that contained in this prospectus or in any free writing prospectus authorized by us. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, prospects, financial condition and results of operations may have changed since that date.

For investors outside the United States: neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

Neither this prospectus, nor any other disclosure document in relation to shares of our common stock has been, or needs to be, lodged with the Australian Securities & Investments Commission. This prospectus is not a “Prospectus” under Chapter 6D of the Australian Corporations Act 2001, or the Corporations Act. Any offer of shares of our common stock in Australia is made only to persons to whom it is lawful to offer shares of our common stock without disclosure under one or more of the exemptions set out in section 708 of the Corporations Act, or an Exempt Person. By accepting this prospectus, an offeree represents that the offeree is an Exempt Person. No shares of our common stock will be issued or sold in circumstances that would require the giving of a “Prospectus” under Chapter 6D of the Corporations Act.

i

PROSPECTUS SUMMARY

This summary highlights information about this offering and our business. It does not contain all of the information that may be important to you. You should read this entire prospectus and should consider, among other things, the matters set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto of Peplin Limited, an Australian public company, appearing elsewhere in this prospectus.

Our Company

We are a development stage specialty pharmaceutical company focused on advancing and commercializing innovative medical dermatology products. We are currently developing PEP005, which is the first in a new class of compounds and which is derived from the sap of Euphorbia peplus, or E. peplus, a rapidly growing, readily-available plant, commonly referred to as petty spurge or radium weed. E. peplus has a long history of traditional use for a variety of conditions, including the topical self-treatment of various skin disorders, including skin cancer and pre-cancerous skin lesions. Our lead product candidate is a patient-applied topical gel containing PEP005, a compound the use of which we have patented for the treatment of actinic keratosis, or AK. This product candidate is currently in Phase II clinical trials and is referred to as PEP005 Topical for AK. AK is generally considered the most common pre-cancerous skin condition and typically appears on sun-exposed areas of the skin as small, rough, scaly patches. If left untreated, AK lesions may progress to a form of skin cancer called squamous cell carcinoma, or SCC. We believe that PEP005 Topical for AK, once developed and if approved for commercialization by the appropriate regulatory authorities, could offer patients an effective and well-tolerated treatment alternative for AK with a short, two-to-three day application regimen that could be performed by the patient at home.

We are also developing a product candidate containing PEP005, the use of which we have patented for the treatment of superficial basal cell carcinoma, or superficial BCC. This product candidate is currently in Phase IIa clinical trials and is referred to as PEP005 Topical for BCC. BCC is the most commonly occurring cancerous lesion and can present in two forms, nodular BCC, which appears as a shiny bump or nodule that may be confused with a mole, and superficial BCC, which has a slightly raised, ulcerated or crusted surface. Our development of PEP005 Topical for BCC is at an earlier stage than that of PEP005 Topical for AK. However, we believe that this product candidate, once developed and if approved for commercialization by the appropriate regulatory authorities, could offer patients an effective and well-tolerated treatment alternative for superficial BCC with a short, two-to-three day application regimen that would be applied in the physician’s office by the physician or a clinician.

In pursuit of U.S. Food and Drug Administration, or FDA, approval, we recently completed a Phase IIb clinical trial designed to evaluate the safety, tolerability and efficacy of three different dosages of our lead product candidate, PEP005 Topical for AK, in off-face applications. We believe that the results of this trial, which we call PEP005-006, suggest that a single application of PEP005 Topical for AK, each day for two or three consecutive days, presents a favorable safety profile and is well tolerated. In addition, the trial demonstrated a statistically significant and clinically meaningful lesion clearance by all measures evaluated and at all doses studied.

Pre-Cancerous Skin Lesions and Skin Cancer

Repeated or prolonged exposure to ultraviolet light, the invisible but intense rays of the sun, can result in skin damage, particularly in fair skinned people and may result in skin disorders, including pre-cancerous skin lesions and various skin cancers. AK is generally considered the most common pre-cancerous skin condition. If left untreated, AK lesions may progress to a form of skin cancer called squamous cell carcinoma. The Lewin Group, Inc. estimates that the total direct cost for AK in the United States was $1.2 billion in 2004, and in 2002 there were approximately 8.2 million office visits for the treatment of AK, with a cost to the U.S. healthcare system of approximately $1.2 billion. The Lewin Group also estimated that there were 58 million people in the United States living with AK in 2004.

Melanoma, SCC and BCC, are the three primary forms of skin cancer, all of which typically develop on areas of the body that are exposed to the sun. Given its propensity to rapidly spread to other organs of the body, melanoma is the most serious and difficult to treat of all skin cancers. According to the American

Academy of Dermatology, melanoma accounts for approximately 4% of all new cases of skin cancer each year. SCC usually develops in the epidermis, the upper layer of the skin, and accounts for approximately 16% of all new cases of skin cancer annually. BCC develops in the basal, or lower, layer of the epidermis, and accounts for approximately 80% of all new cases of skin cancer annually. BCC can present in two forms, nodular BCC and superficial BCC. SCC and BCC, together, are often referred to as non-melanoma skin cancers. The Lewin Group estimates that there were 1.2 million individuals with non-melanoma skin cancer in the United States, with treatment costs to the U.S. healthcare system of $1.4 billion in 2004. Estimates suggest that the incidence of non-melanoma skin cancer increased an average of 3% to 8% per year over the period from the 1960’s to the 1990’s.

Our Product Candidates

PEP005 Topical for AK

We recently completed our PEP005-006 Phase IIb clinical trial of our PEP005 Topical for AK as a field-directed therapy for non-facial AK lesions, including lesions on the scalp. Field-directed therapy refers to the application of PEP005 Topical for AK to a broad area of sun damaged skin that includes AK lesions. Preliminary results from the trial of 222 patients suggest that PEP005 Topical for AK presents a favorable safety profile and is well tolerated at all tested doses. Preliminary results are results that have been confirmed by us, but have not yet been presented to the FDA in a final report. The trial involved a single application of either 0.025% or 0.05% of PEP005 Topical for AK each day, for two or three consecutive days. The most common side effects were local skin responses, such as redness, flaking or scaling and crusting. Local skin responses typically resolved in two to four weeks after cessation of treatment. The trial evaluated three efficacy measures based on various clearance rates. On the primary efficacy measure, partial AK clearance rate, 75% of the patients in the highest dose group cleared three quarters or more of their lesions 57 days post-treatment and 56% of patients in the lowest dose group cleared three quarters or more of their lesions 57 days post-treatment. The two secondary efficacy measures were complete AK clearance and baseline AK clearance rate. In the highest dose group the complete AK clearance rate and baseline AK clearance rate were 54% and 58%, respectively, and in the lowest dose group were 40% and 42%, respectively. We must successfully complete additional trials before we can seek regulatory approval to commercialize this product candidate.

As compared with other treatment alternatives, we believe that PEP005 Topical for AK could offer a combination of attractive benefits to patients seeking treatment of AK, including:

•	a short two-to-three day treatment regimen;

•	localized, transient and well-tolerated side effects;

•	a unique mode of action distinct from other AK treatment modalities;

•	a convenient, patient-applied, take-home prescription medication; and

•	the ability to treat visible lesions and the surrounding sun-damaged skin where lesions may develop in the future.

AK is predominantly treated using either cryotherapy alone, cryotherapy in conjunction with topical agents or topical agents alone. We believe the shortcomings of current topical treatments have limited their broader adoption. We believe PEP005 Topical for AK could address these shortcomings and has the potential to expand the markets for both topical agents used in conjunction with cryotherapy, and topical agents used alone, to treat AK. Cryotherapy is a quick and well established treatment alternative in which the clinician removes clinically-obvious AK lesions by applying a cryogen, or extreme cold, for a sufficient period of time to destroy the lesion.

Subject to input from the FDA, we expect to complete a further facial Phase IIb trial to confirm the design of our PEP005 Topical for AK Phase III pivotal trials on the face, which we plan to run in parallel with our Phase III program. We anticipate beginning our Phase III clinical program in the first quarter of 2008 with a non-facial trial, and filing our new drug application, or NDA, for both facial and non-facial indications, by the end of 2009, assuming completion of the Phase III clinical trials. We do not expect to commence the superficial BCC Phase III clinical program until at least 2010.

PEP005 Topical for BCC

The preliminary results from our most recent PEP005-003 Phase IIa clinical trial of PEP005 Topical for BCC, suggest that this drug candidate presents a favorable safety profile and is well tolerated. Further, a statistically significant portion of superficial BCC tumors in the 60 patients studied were cleared with just two applications of 0.05% PEP005 Topical for BCC. We intend to develop PEP005 Topical for BCC as an in-office, physician-applied treatment procedure for superficial BCC tumors. We are presently conducting a further Phase II trial of PEP005-009, a dose escalation clinical trial in which we are increasing the dosage of PEP005 Topical for BCC to establish the maximum tolerated doses when administered as a single application and when administered as two applications one week apart. We are also evaluating the tumor clearance rate at the maximum tolerated doses. We must successfully complete these and other trials before we can seek regulatory approval to commercialize this product candidate. We do not expect to commence our Phase III clinical program for PEP005 Topical for BCC until at least 2010.

The vast majority of BCC tumors are treated by surgical methods. However, we believe that the associated pain and morbidity, together with the potential for long term surgical scars that accompany surgery represent an important shortcoming of this treatment approach. Further, we believe that physicians and their patients would embrace an effective and well tolerated topical alternative to surgery. We believe PEP005 Topical for BCC has the potential to be a prominent treatment option for smaller and well demarcated superficial BCC tumors.

Our Strategy

Our objective is to build a specialty pharmaceutical company focused on the development and commercialization of products for selected medical dermatology markets in the United States, Australia and New Zealand. Key aspects of our strategy include:

•	successfully developing PEP005 Topical for AK;

•	successfully developing PEP005 Topical for BCC and pursuing additional indications;

•	driving the adoption of our products through a direct sales and marketing effort; and

•	acquiring or in-licensing complementary drug candidates within our area of commercial focus.

Commercialization

We own patents and have filed applications that relate to the use of PEP005 and related molecules and pharmaceutical compositions of those molecules from plants in the genus Euphorbiaceae in the treatment of cancers, AK, pre-cancers and certain other diseases in the United States, Australia, New Zealand, as well as several other markets around the world, including in the European Union. In addition, we have filed patents which protect certain aspects of our product candidate formulations. We plan to develop a direct sales and marketing organization to commercialize and market PEP005 Topical for AK to the dermatology community if it receives regulatory approval. Initially, we anticipate that Peplin sales representatives will target high prescribing dermatologists in the United States, and dermatologists and other clinicians that treat AK in Australia and New Zealand. As a result, we believe a relatively modest sales organization can effectively penetrate this market.

Risk Factors

Our business is subject to a number of risks, which you should be aware of before you decide to buy our common stock. In particular, you should consider the following risks, which are discussed more fully in “Risk Factors” beginning on page 9:

•	We have incurred losses since inception and anticipate that we will continue to incur losses for the foreseeable future. Our net loss for the year ended June 30, 2007 was approximately $20.6 million. As of June 30, 2007, we had an accumulated deficit of approximately $46.1 million.

•	We have not yet submitted any products for approval by the FDA or other regulatory authorities outside the United States, and we do not currently have rights to any products that have been approved for marketing.

•	We are dependent on the success of our lead product candidate PEP005 Topical for AK, which is in an early stage of development, and we cannot give any assurance that it will be successfully commercialized for both facial and non-facial applications.

•	We rely on third parties to manufacture our products, conduct preclinical pharmacology and toxicology research and development, and conduct clinical trials on our products. Due to our reliance on third parties, we are unable to directly control the timing, conduct and expense of these activities.

•	Even if our products receive regulatory approval, we may still face development and regulatory difficulties that may delay or impair future sales of our products and we would be subject to ongoing regulatory obligations and restrictions, which may result in significant expense and limit our ability to commercialize our products.

•	We have no patent protection for the compound PEP005 itself, but instead depend upon patents for the use of PEP005 and related compounds in the treatment of certain diseases.

Corporate Information

We were incorporated in Delaware on July 31, 2007 as a wholly-owned subsidiary of Peplin Limited. Peplin Limited, originally Peplin Biotech Ltd, was initially formed as an Australian company in 1999. Our principal executive offices are located at 6475 Christie Avenue, Emeryville, California 94608. Our telephone number is (510) 653-9700, and our website address is www.peplin.com. Information contained on our website is not a prospectus and does not constitute part of this prospectus.

We were formed for the purpose of reorganizing our former parent company, Peplin Limited, into the United States. On October 16, 2007, we acquired all the outstanding ordinary shares of Peplin Limited pursuant to a Scheme of Arrangement approved by the Federal Court of Australia and by Peplin Limited’s shareholders in which we issued one share of our common stock for every 20 ordinary shares of Peplin Limited that were issued and outstanding. We also canceled each of the outstanding options to acquire ordinary shares of Peplin Limited, including those that were listed on the Australian Securities Exchange, or ASX, and issued replacement options representing the right to acquire shares of our common stock. We refer to this transaction throughout this prospectus as the Reorganization. Prior to the closing of the Reorganization, we had no business or operations and following the closing of the Reorganization, our business and operations consist solely of the business and operations of Peplin Limited.

Peplin Limited, now our wholly-owned subsidiary, operates primarily through its two wholly-owned subsidiaries, Peplin Operations Pty Ltd, which is responsible for worldwide development, and Peplin Operations USA, Inc., which provides developmental management services and engages in U.S. commercial activities. Other subsidiaries include: Peplin Research Pty Ltd, Peplin Unit Trust, Peplin Ireland Limited and Peplin Biolipids Pty Ltd, which collectively hold various aspects of our intellectual property.

Unless the context otherwise states, references throughout this prospectus to “we,” “us,” “our,” “Peplin” or the “company” refer to the business of Peplin Limited and its subsidiaries for all periods prior to the consummation of the Reorganization, and to the business of Peplin, Inc. and its subsidiaries (including Peplin Limited) for all periods subsequent to the consummation of the Reorganization.

Prior to the consummation of the Reorganization, the ordinary shares of Peplin Limited traded on the ASX under the symbol “PEP.” Currently, the beneficial ownership of our common stock is listed and trades on the ASX under the symbol “PLI” in the form of CHESS Depositary Interests, or CDIs.

Peplin Pharmaceuticals for Life® is our registered trademark in the United States. Peplin®, Peplin Biotech®, PepTalk® and Peplin Pharmaceuticals for Life® are our registered trademarks in Australia. All other trademarks, tradenames and service marks appearing in this prospectus are the property of their respective owners.

THE OFFERING

Common stock offered by us	Shares

Common stock to be outstanding after this offering	Shares

Use of proceeds	We expect to use the net proceeds from this offering for further clinical development of PEP005 Topical for AK, for development of commercial infrastructure necessary to support the commercialization of PEP005 Topical for AK, if regulatory approval is received, for further development of PEP005 Topical for BCC and for working capital and other general corporate purposes, including capital expenditures.

Proposed NASDAQ Global Market symbol	PLIN

ASX symbol for CDIs	PLI

The number of shares outstanding after this offering assumes the issuance by us of 9,229,068 shares of common stock in the Reorganization, which number of shares is based on 184,581,369 shares of Peplin Limited outstanding as of June 30, 2007. We have estimated the number of shares issuable by us in connection with the Reorganization by taking the number of ordinary shares of Peplin Limited outstanding and dividing that number by 20, which represents the exchange ratio in the Reorganization. However, the implementation agreement pertaining to the Reorganization provides that fractional shares issuable pursuant to the Reorganization will be rounded up to the nearest whole number. As a result, the actual number of shares issued in the Reorganization was slightly higher than that assumed for these purposes. The number of shares outstanding after this offering excludes:

•	1,608,593 shares of common stock issuable upon exercise of outstanding options to acquire our common stock, with a weighted average exercise price of $13.94 per share;

•	1,111,112 shares of our common stock that were issued in the Reorganization to certain investors that entered into subscription agreements with Peplin Limited on August 9, 2007 to acquire an aggregate of 22,222,222 shares of Peplin Limited; and

•	an aggregate of 747,928 additional shares of our common stock reserved and available for issuance under our 2007 Incentive Award Plan.

Unless we indicate otherwise, all information in this prospectus:

•	assumes the issuance by us of 9,229,068 shares of common stock in the Reorganization, based on the number of ordinary shares of Peplin Limited outstanding as of June 30, 2007 and assuming our issuance of one share for every 20 Peplin Limited ordinary shares;

•	assumes our issuance of options to acquire 1,608,593 shares of our common stock, which options were issued in replacement of outstanding options of Peplin Limited in connection with the Reorganization;

•	assumes no exercise of the underwriters’ over allotment option; and

•	assumes all dollar amounts are in U.S. dollars and have been converted from Australian dollars using the foreign currency exchange rates as set forth on page 6 below.

SPECIAL NOTE REGARDING FOREIGN CURRENCY EXCHANGE RATES

Our functional currency for accounting purposes is the Australian dollar and our reporting currency is the U.S. dollar. All dollar figures contained in this prospectus are set forth in U.S. dollars, except as otherwise indicated. All Australian dollars translated into U.S. dollars have been translated at the following rates per A$, except as otherwise indicated:

	Exchange Rate per Australian Dollar
	For Revenues,
	Expenses
	and Compensation	For Assets and
Year Ended June 30,	Numbers(1)	Liabilities(2)

2007	$0.7925	$0.8491
2006	$0.7472	$0.7423
2005	$0.7568	$0.7618
2004	$0.7155	$0.6952
2003	$0.5884	$0.6713

(1)	These exchange rates represent average exchange rates during the period.

(2)	These represent the exchange rates as of June 30.

SUMMARY FINANCIAL DATA

Prior to the Reorganization, Peplin, Inc. had no business or operations. As of the date of this prospectus, the business and operations of Peplin, Inc. consist solely of the business and operations of Peplin Limited.

Peplin Limited

The summary financial information set out below has been derived from the consolidated financial statements of Peplin Limited. We derived the summary audited consolidated statements of operations data presented below for each of the three years ended June 30, 2005, 2006 and 2007 and for the period from inception to June 30, 2007 from the consolidated financial statements of Peplin Limited included elsewhere in this prospectus. We derived the summary unaudited consolidated statements of operations data for the year ended June 30, 2003 and the summary audited consolidated statements of operations data for the year ended June 30, 2004 from the consolidated financial statements of Peplin Limited that are not included in this prospectus. We derived the summary consolidated balance sheet data as of June 30, 2007 from the audited financial statements of Peplin Limited included elsewhere in this prospectus. The unaudited financial statements have been prepared on a basis consistent with the audited financial statements. You should read this financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements and accompanying notes of Peplin Limited, which are included elsewhere in this prospectus, “Selected Financial Data” and “Balance Sheet of Peplin, Inc.”

						Period from
						Inception
	Year Ended June 30,					to June 30,
	2003	2004	2005	2006	2007	2007
	(Unaudited)
	(Amounts in thousands, except per share amounts)

Consolidated Statements of Operations Data:
Revenue	$39	$121	$5,610	$—	$—	$5,770
Cost of operations:
Research and development	3,062	5,624	7,163	9,265	18,238	46,278
General and administrative	1,000	1,501	1,657	2,070	4,112	11,771

Loss from operations	(4,024)	(7,004)	(3,210)	(11,335)	(22,350)	(52,279)
Other income (expenses)	828	1,084	472	995	1,787	6,172

Net loss before income taxes	(3,196)	(5,920)	(2,738)	(10,340)	(20,563)	(46,107)
Income tax expense	—	—	—	—	—	—

Net loss	$(3,196)	$(5,920)	$(2,738)	$(10,340)	$(20,563)	$(46,107)

Net loss per ordinary share(1):
Basic and diluted	$(0.05)	$(0.08)	$(0.03)	$(0.09)	$(0.12)

Pro forma net loss per ordinary share(2):
Basic and diluted					$(2.31)

(1)	Please see Note 1 to our consolidated financial statements for an explanation of the method used to calculate basic and diluted net loss per ordinary share.

(2)	This information is unaudited. See Note 15 to our consolidated financial statements for further information.

As of June 30,
2007
(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$20,246
Working capital	17,211
Total assets	24,088
Non-current liabilities	102
Stockholders’ equity	19,737

Peplin, Inc.

The actual balance sheet data set forth below has been derived from the audited balance sheet of Peplin, Inc. as of the date of its incorporation, July 31, 2007.

		As of June 30, 2007
			Pro Forma
	Actual	Pro Forma(1)	as Adjusted(2)
		(Unaudited)	(Unaudited)
		(Amounts in thousands)

Balance Sheet Data:
Cash	$1	$20,246	$
Working capital	—	17,211
Total assets	1	24,088
Long-term liabilities	—	102

Stockholders’ equity	$1	$19,737

(1)	On a pro forma basis to reflect the Reorganization and the issuance by us of 9,229,068 shares of our common stock to shareholders of Peplin Limited, based on 184,581,369 ordinary shares of Peplin Limited outstanding as of June 30, 2007.

(2)	Pro forma as adjusted to also reflect the sale of shares of our common stock in this offering at an assumed public offering price of $ per share, after deducting estimated underwriting discounts and commissions and estimated expenses payable by us. Each $1.00 increase or decrease in the offering price per share would increase or decrease, respectively, each of cash and cash equivalents, working capital, total assets and stockholders’ equity by approximately $ million, after deducting estimated underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1.0 million shares in the number of shares offered by us at the assumed offering price would increase or decrease each of cash and cash equivalents, working capital, total assets and stockholders’ equity by approximately $ million, after deducting estimated underwriting discounts and commissions payable by us.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risks, as well as all of the other information contained in this prospectus, before investing in our common stock. If any of the following events actually occur, our business, business prospects, cash flow, results of operations or financial condition could be harmed. In this case, the trading price of our common stock could decline, and you might lose all or part of your investment in our common stock. In assessing these risks, you should also refer to the other information contained in this prospectus, including the consolidated financial statements and related notes of Peplin Limited.

Risks Related to Our Business and Industry

We have incurred losses since inception and anticipate that we will continue to incur losses for the foreseeable future.

We are a development stage pharmaceutical company with no products approved for commercial sale, and we may never be able to develop a marketable product. To date, we have funded our operations principally through the issuance of securities in Australia and other domestic and international capital raising activities. We are not profitable and have incurred losses in each year since inception in 1999. We have only generated a limited amount of grant income and license fee revenue from our collaborative relationships, and we have never generated any revenue from product sales. We do not anticipate that we will generate revenue from the sale of products in the foreseeable future. We have not yet submitted any products for approval by regulatory authorities and we do not currently have rights to any products that have been approved for marketing. We continue to incur research and development and general and administrative expenses related to our operations. Our net loss for the year ended June 30, 2007 was $20.6 million. As of June 30, 2007, we had an accumulated deficit of $46.1 million. Net cash used in operating activities was $18.3 million in the twelve months ended June 30, 2007 and $7.5 million in the three months ended June 30, 2007. We expect to continue to incur losses for the foreseeable future. We expect these losses to increase as we continue our research activities and conduct development of, and seek regulatory approvals for, our product candidates, and as we prepare for and begin to commercialize any approved products. We also expect to incur increased general and administrative expenses in support of our increased operations as well as the increased costs to operate as a company listed on the Australian Securities Exchange, or ASX, and on the NASDAQ Global Market. Over the longer term, the costs referred to above will fluctuate and will primarily depend on the number and type of clinical trials being undertaken by us at any one time. If our product candidates fail in clinical trials or do not gain regulatory approval, or if our product candidates do not achieve market acceptance and are not successfully commercialized, we may never become profitable.

We are dependent on the success of our lead product candidate PEP005 Topical for AK, which is in an early stage of development, and we cannot give any assurance that it will be successfully commercialized.

Our business is dependent on the success of our lead product candidate, PEP005 Topical for AK, a topical gel for the treatment of actinic keratosis, or AK. We are not permitted to market PEP005 Topical for AK in the United States until we have submitted and received approval of a new drug application, or NDA, from the U.S. Food and Drug Administration, or FDA, or in any other country, including Australia and New Zealand, until we receive the requisite approval from such countries. Before we can seek regulatory approval, we must successfully complete our clinical trials underway and future trials that we have not yet begun. We do not believe we will be able to submit an NDA for PEP005 Topical for AK until 2009, at the earliest.

Given the early stage of development of PEP005 Topical for AK, which contains an untested new chemical entity with a novel mode of action and is the first of a new class of investigational agents, we believe that it may be more challenging to develop and commercialize than products which incorporate either molecules of already existing classes with a well understood mode of action or which are not new chemical entities. If these challenges prove insurmountable or if any of these risks materialize, they may cause a material adverse effect on our business, prospects, financial condition and results of operations.

We are actively engaged in a clinical trial related to PEP005 Topical for AK for facial applications, which is critical to advancing our regulatory approval process to the next phase of clinical development, and we cannot assure you that this product candidate will advance to Phase IIb clinical trials or ultimately to Phase III clinical trials in a timely manner, if ever.

We believe the market for facial applications of our PEP005 Topical for AK is substantially larger than the market for non-facial applications. We are engaged in an ongoing open label, or non-blinded, Phase IIa clinical trial in Australia and New Zealand that is designed to evaluate the safety and efficacy of PEP005 Topical for AK as a field-directed therapy on the face and scalp. Field-directed therapy refers to the application of PEP005 Topical for AK to a broad area of sun damaged skin that includes AK lesions. We believe this trial will help us determine the appropriate formulation strength for field-directed therapy on the face. Upon completion of our Phase IIa clinical trials, we expect to complete a further facial Phase IIb trial to confirm the design of our Phase III pivotal trials on the face, which we plan to run in parallel with our Phase III program. As a result, the results of our Phase IIa trial are critical to our advancement to a Phase IIb and ultimately a Phase III clinical trial program, and we do not expect to approach the FDA regarding Phase III clinical trials until our Phase IIa clinical trial is complete. Accordingly, we cannot assure you that the results from our ongoing Phase IIa clinical trial will be sufficient to support our moving forward to the next phase of clinical development. Moreover, while we recently reported preliminary results from our Phase IIb clinical trial of PEP005 Topical for AK in non-facial applications, those results are not necessarily indicative of the results we will obtain in our Phase II clinical trials for facial applications. Additionally, the FDA may impose greater scrutiny on the results from our Phase II clinical trials for facial application as there may be a greater safety concern for facial applications, and even if we believe the results from our Phase II clinical trials for facial applications are favorable, the FDA may disagree.

If we do not obtain favorable results in our clinical trials for facial applications of PEP005 Topical for AK, we may alter our strategy with the FDA to initially seek approval for PEP005 Topical for AK only for non-facial indications. If our only approved product is PEP005 Topical for AK for use in non-facial applications, our potential market and our ability to commercialize that product could be substantially reduced, which would negatively impact our business.

Even if we successfully complete our Phase II clinical program for PEP005 Topical for AK, if we are not able to successfully complete future Phase III clinical trials, we will not be able to commercialize that product candidate.

Phase II clinical trials are primarily designed to assess safety, not efficacy. The efficacy of PEP005 Topical for AK may not be demonstrated in larger Phase III clinical trials, even though the results of our Phase II clinical trials may appear compelling. The FDA generally requires successful completion of at least two adequate and well-controlled Phase III clinical trials prior to the submission of an NDA. While we believe that our Phase IIb trial for facial applications will permit us to conduct one combined Phase III clinical program for facial and non-facial applications, the FDA may require us to conduct two separate Phase III trials for each of our facial and non-facial indications. We may not have adequate financial or other resources to pursue this product candidate for either or both indications through the clinical trial process or through commercialization. Additionally, any Phase III clinical trials we commence may not achieve positive results, and, even if the results are positive, may not adequately support the results of any corresponding earlier trial. If we fail to complete our clinical trials for PEP005 Topical for AK, or if these clinical trials fail to demonstrate with substantial evidence that PEP005 Topical for AK is both safe and effective, we will not be able to commercialize this product candidate in the United States or elsewhere and our business will be significantly harmed.

Our PEP005 product candidate for the treatment of superficial BCC is at a much earlier stage than our AK treatment, and we cannot assure you that this product candidate will advance to Phase III clinical trials in a timely manner, if ever.

We are currently developing a product for the treatment of superficial basal cell carcinoma, or superficial BCC, which we call PEP005 Topical for BCC. We are currently evaluating this product candidate when used as a lesion-directed therapy in a Phase II clinical trial designed to assess safety and dosage tolerance. We must complete this trial, and potentially others, before we can commence our Phase III clinical trials for this application. We expect that we will have to conduct at least two successful Phase III clinical trials for BCC before we can submit an NDA for this indication.

Results of clinical trials of PEP005 Topical for AK do not necessarily predict the results of clinical trials involving other indications. Clinical trials for PEP005 Topical for BCC may fail to show the desired safety and efficacy, despite favorable results from earlier clinical trials involving AK. Moreover, because superficial BCC is a cancerous condition, the FDA and regulatory agencies in other countries are likely to require our future BCC trials to be larger and more complex than trials for AK, which is a pre-cancerous condition. We expect these trials would be more time consuming and costly. Any failure or significant delay in completing clinical trials for PEP005 Topical for BCC would delay our ability to submit an NDA for its approval and ultimately market this product.

Our clinical trials may fail to demonstrate acceptable levels of safety and efficacy of our product candidates, which could prevent or significantly delay their regulatory approval.

Our product candidates are prone to the risks of failure inherent in drug development. Before obtaining regulatory approvals for our product candidates for a target indication, we must demonstrate with substantial evidence gathered in well-controlled clinical trials, and, with respect to approval in the United States, to the satisfaction of the FDA and, with respect to approval in other countries, similar regulatory authorities in those countries, that the product candidate is safe and effective for use for that target indication.

The results from the preclinical and clinical trials that we have completed for our product candidates may not be replicated in future trials, or we may be unable to demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals for any product candidate. A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials.

Our product candidates could fail to receive regulatory approval for many reasons, including the following:

•	we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for any indication;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	we may be unable to demonstrate that a product candidate presents an advantage over existing therapies, or over its vehicle in any indications for which the FDA requires the results of a product to be measured against its vehicle, which is the portion of the product that does not have an active pharmaceutical ingredient;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•	the data collected from clinical trials of our product candidates may not be sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States or elsewhere;

•	the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we or our collaborators contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

If our product candidates are not shown to be safe and effective in clinical trials, our clinical development programs could be delayed or terminated. The FDA may also approve a product candidate for fewer or more limited indications than we request, or may grant approval contingent on the performance of post-approval clinical trials, which may be costly. In addition, the FDA may not approve the labeling claims that we believe are necessary or desirable for the successful commercialization of our product candidates. Any failure to obtain regulatory approval of our product candidates would limit our ability to ever generate revenues.

We may not be successful in obtaining Australian and other foreign country regulatory approvals for PEP005 Topical for AK.

The commercialization of our product candidates will be subject to regulation by governmental entities in Australia and other countries in which we intend to market our products. In particular, our products will be subject to regulation by the Therapeutics Goods Administration, or TGA, under the Australian Therapeutic Goods Act, and by comparable agencies and laws in foreign countries. Approval for inclusion in the Australian Register of Therapeutic Goods is required before a pharmaceutical drug product may be marketed in Australia. This process generally involves:

•	completion of preclinical laboratory and animal testing;

•	submission to the TGA of a clinical trial notification, or a clinical trial exemption application for human trials;

•	in the case of a clinical trial notification, submission of an investigator’s brochure, clinical protocols, related patient information and supporting documentation to the Human Research Ethics Committee, or HREC, of each institution at which the trial is to be conducted;

•	in the case of a clinical trial exemption, information relating to the overseas status of the medicine, proposed usage guidelines, a pharmaceutical data sheet and a summary of preclinical and clinical data to the HREC of each institution at which the trial is to be conducted;

•	adequate and well-controlled clinical trials to demonstrate the safety and efficacy of the product;

•	compilation of evidence which demonstrates that the manufacture of the product complies with the principles of current Good Manufacturing Practices, or cGMP; and

•	submission of the manufacturing and clinical data to, and approval by, the Drug Safety and Evaluation Branch of the TGA.

The testing and approval processes for a drug require substantial time, effort and financial resources. Furthermore, post-market surveillance must be carried out, and any adverse reactions to the drug must be reported to the TGA. We cannot make any assurances that any approval will be granted on a timely basis, if at all. Product development and approval within this regulatory framework is uncertain, could take a number of years and require the expenditure of substantial resources. Any failure to obtain regulatory approval or any delay in obtaining such approvals could have a material adverse effect on our business, financial condition and results of operations.

Delays in the commencement or completion of clinical trials are common and could result in increased costs to us and delay or limit our ability to generate revenue.

Delays in the commencement or completion of clinical testing could significantly affect our product development costs. We do not know whether planned clinical trials will begin on time or be completed on schedule, if at all. The commencement and completion of clinical trials can be delayed for a number of reasons, including delays related to:

•	obtaining regulatory approval to commence a clinical trial;

•	reaching agreement on acceptable terms with prospective clinical research organizations, or CROs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	manufacturing sufficient quantities of a product candidate for use in clinical trials;

•	obtaining institutional review board, or IRB, approval to conduct a clinical trial at a prospective site;

•	recruiting and enrolling patients to participate in clinical trials for a variety of reasons, including competition from other clinical trial programs for the treatment of skin cancer or similar indications; and

•	retaining patients who have initiated a clinical trial but may be prone to withdraw due to side effects from the therapy, lack of efficacy or personal issues, or who are lost to further follow-up.

Clinical trials may also be delayed as a result of ambiguous or negative interim results. In addition, a clinical trial may be suspended or terminated by us, the FDA, the IRB overseeing the clinical trial at issue, any of our clinical trial sites with respect to that site, or other regulatory authorities due to a number of factors, including:

•	failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

•	inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities resulting in the imposition of a clinical hold;

•	unforeseen safety issues; and

•	a lack of adequate funding to continue the clinical trial.

In addition, changes in regulatory requirements and guidance may occur and we may need to amend clinical trial protocols to reflect these changes, which could impact the cost, timing or successful completion of a clinical trial. If we experience delays in the commencement or completion of our clinical trials, the commercial prospects for our product candidates will be harmed, and our ability to generate product revenues will be delayed. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also lead to the denial of regulatory approval of a product candidate.

We depend on clinical investigators and clinical sites to manage our clinical trials and perform related data collection and analysis, which exposes us to potential costs and delays outside our control.

We do not currently conduct clinical trials on our own, and instead rely on Omnicare CR, Inc., or Omnicare, an independent CRO to provide us with clinical trial design and administration services, and on independent clinical investigators to provide services in connection with our preclinical pharmacology and toxicology research and development and our clinical trials. Our agreement with Omnicare can generally be terminated by either party upon 30 days’ notice. Our preclinical pharmacology and toxicology research and development and our clinical trials are conducted by several third parties at a number of different sites in different jurisdictions, including the United States, Australia and New Zealand, and these third parties play a significant role in the conduct of these trials and the subsequent collection and analysis of data. We own no laboratories or other research space and, therefore, must rely on third parties for these services. To date, we have been able to manage the use of these third parties in order to effectively carry out our preclinical pharmacology and toxicology research and development and our clinical trials, despite the fact that these third-parties are not our employees, and we have limited ability to control the amount or timing of resources that they devote to our programs. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, or if they need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our preclinical or clinical protocols or regulatory requirements or for other reasons; our preclinical or clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. In addition, the execution of research and clinical trials, and the subsequent compilation and analysis of the data produced, requires coordination among various parties. In order for these functions to be carried out effectively and efficiently, it is imperative that these parties communicate and coordinate with one another.

Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval or limit the commercial attractiveness of any approved product.

Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in the denial of regulatory approval by the FDA or other regulatory authorities. Furthermore, if any of our product candidates receive marketing approval and we or others later identify undesirable side effects caused by the product, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw their approval of the product;

•	regulatory authorities may require the addition of labeling statements, such as a “black box” warning or a contraindication;

•	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

•	we may be required to change the way the product is administered, conduct additional clinical trials or change the labeling of the product;

•	we could be sued and held liable for harm caused to patients; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected product candidate and could substantially increase the costs of commercializing our product candidates.

Additionally, in light of widely publicized events concerning the safety risk of certain drug products, regulatory authorities, members of the U.S. Congress, the U.S. Government Accounting Office, medical professionals and the general public have raised concerns about potential drug safety issues. The increased attention to drug safety issues may result in a more cautious approach by the FDA to clinical trials and changes in regulatory requirements and guidance. If we experience delays in the completion of, or if we terminate, any of our clinical trials, the commercial prospects for our product candidates may be harmed and our ability to generate product revenues will be delayed.

Even if our products receive regulatory approval, we will be subject to ongoing regulatory obligations and restrictions, which may result in significant expense and limit our ability to commercialize our products.

Even if we receive regulatory approval for any of our product candidates, potentially costly follow-up or post-marketing clinical trials may be required as a condition of approval to further substantiate safety or efficacy, or to investigate specific issues of interest to the regulatory authority. Our product candidates will also be subject to ongoing FDA requirements governing the labeling, packaging, storage, advertising, promotion, including the FDA’s general prohibition against promoting products for unapproved or “off-label” uses, recordkeeping and submission of safety and other post-market information. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP regulations. If we, or a regulatory agency, discover previously unknown problems with a product or the manufacturing facilities of our contract manufacturers, a regulatory agency may impose restrictions on that product, on us or on our third party contract manufacturers, including requiring us to withdraw the product from the market. If we, our product candidates or the manufacturing facilities for our product candidates fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letters;

•	impose civil or criminal penalties;

•	suspend our regulatory approval;

•	suspend any of our ongoing clinical trials;

•	refuse to approve pending applications or supplements to approved applications filed by us;

•	impose restrictions on our operations, including costly new manufacturing requirements, closing our contract manufacturers’ facilities or terminating licenses to manufacture cGMP grade material;

•	impose import or export bans; or

•	seize or detain products or require us to initiate a product recall.

Any of the foregoing could seriously harm the commercialization of our products and our results of operations may be seriously harmed. Likewise, any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize our products.

In addition, the law or regulatory policies governing our products may change. New statutory requirements or additional regulations may be enacted that could prevent or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action. If we are not able to maintain regulatory compliance, we might not be permitted to market our products, which would have a material adverse effect on our business, prospects, financial condition and results of operations.

The suspension or termination of our government research grants may result in lost revenue. We may also be required to repay previously received grant revenue in certain circumstances, which would have an adverse effect on our cash position, business, prospects, financial condition and results of operations.

We have received $2.7 million in grant funding from the Commonwealth of Australia since inception under the R&D START Program Grant Agreement, or START Program, and the Pharmaceuticals Partnerships Program Funding Agreement, or P3 Agreement. We expect we will continue to receive funding until June 2009 under the P3 Agreement. There is a risk that we will lose entitlement to the grant payments for failing to incur eligible expenditures or failing to undertake activities associated with the applicable grant or for otherwise failing to satisfy the relevant conditions in the applicable grant agreement. Furthermore, there is a risk we will not be entitled to the grants under the P3 Agreement, including, if the Commonwealth of Australia has insufficient funding for the relevant grant program, if we fail to submit reports when required, if we have not otherwise complied with our obligations under the P3 Agreement, or if the Commonwealth of Australia is entitled to or does terminate the relevant agreements. The Commonwealth of Australia may terminate the P3 Agreement under certain circumstances, including if we are in breach of the P3 Agreement, if we fail to submit reports, if there is a change of control of us, or if we become insolvent.

Under the START Program, in certain circumstances where we fail to use our best endeavors to commercialize the funded project within a reasonable time of completion of the project, or upon termination of a grant due to our breach of agreement or our insolvency, the Commonwealth of Australia may require us to repay some or all of the grants received under the program. The grants under the START Program funded certain aspects of the development of our PEP005 Topical for AK and related clinical trials. We do not expect to be required to repay the grants received under the START Program so long as we continue our efforts to commercialize the project funded by the START Program. However, if required to repay such grants, we may be required to reallocate funds needed to continue the commercialization of our products and such repayment may have an adverse effect on our cash position, business, prospects, financial condition and results of operations.

We will continue to need significant amounts of additional financing, which may not be available to us on favorable terms, or at all. If we fail to obtain additional financing, we may be unable to fund our operations and commercialize our product candidates.

We believe that the net proceeds from this offering and interest earned thereon, together with our current cash, cash equivalents and short-term deposits, will be sufficient to satisfy our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. We believe such funds will be sufficient to sustain our PEP005 Topical for AK development program through the anticipated filing of our NDA with the FDA in 2009, but will be insufficient to sustain our PEP005 Topical for BCC clinical studies through completion. If our NDA for PEP005 Topical for AK is approved by the FDA, we expect we will need additional funds to develop the manufacturing, sales and marketing capabilities necessary to commercialize that product. Moreover, to receive regulatory approval for our other product candidates, we will need to conduct additional research and clinical trials, which will require funds in addition to those received in this offering.

Given the early stage of product development of our product candidates, currently we cannot accurately predict the additional funds that will be required to conduct additional research and trials, obtain additional regulatory approvals or to commercially launch any approved products. Our future funding requirements will depend on many factors, including:

•	the scope, results, rate of progress, timing and costs of preclinical studies and clinical trials and other development activities;

•	the costs and timing of seeking and obtaining regulatory approvals;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the costs of developing our sales and marketing capabilities and establishing distribution capabilities;

•	the costs of securing coverage, payment and reimbursement of our product candidates, if any of our product candidates receive regulatory approval;

•	the effects of competing clinical, technological and market developments; and

•	the terms, timing and cash requirements of any future acquisitions, collaborative arrangements, licensing of product candidates or investing in businesses, product candidates and technologies.

To meet these capital raising requirements, we may raise funds through a variety of means, including:

•	public or private equity offerings;

•	debt financing;

•	collaborations with pharmaceutical companies; and

•	license agreements.

If we are not able to secure additional funding in the manners described above when needed, we may be forced to delay, reduce the scope of or terminate our clinical trials.

Raising additional funds by issuing securities or through licensing arrangements may cause our stockholders to experience significant dilution in their ownership interest, restrict our operations or require us to relinquish proprietary rights.

To the extent that we raise additional capital by issuing equity securities, our existing stockholders’ ownership will be diluted. Any debt financing we enter into may involve covenants that restrict our operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of our assets as well as prohibitions on our ability to create liens, pay dividends, redeem our stock or make investments. In addition, to the extent that we raise additional funds through collaborations and licensing agreements, we may have to relinquish valuable rights and controls over our technologies, research programs or products or grant licenses on terms that may not be favorable to us.

PEP005 Topical for AK will have to compete effectively against well-established and accepted treatment alternatives.

The primary treatment for AK is currently cryotherapy, which is a quick and well-established treatment where the clinician removes the individual AK lesions by applying a cryogen, or extreme cold, for a sufficient period of time to destroy the lesion. Physicians typically receive reimbursement not only for the office visit relating to the treatment, but also for the cryotherapy treatment itself. We expect that physicians will only receive reimbursement for the office visit where PEP005 Topical for AK might be prescribed. We cannot assure you what type or amount of reimbursement will be available for our PEP005 Topical for AK. If physicians do not receive attractive reimbursement for PEP005 Topical for AK, they may choose to prescribe other treatment alternatives, such as cryotherapy.

Moreover, there are other well-known and widely available topical agents for the treatment of AK. Our PEP005 Topical for AK will compete directly against these topical agents. To compete successfully, we must demonstrate compelling safety and efficacy data, particularly in terms of application and side effects, in comparison to that of other topical agents. To obtain appropriate comparative data, we may need to conduct a head-to-head clinical study with one or more of the competing topical agents to establish a superiority claim. Any studies of this type would be expensive and time consuming to run, and may fail to generate data sufficient to support PEP005’s superiority to these other topical agents.

Even if our product candidates obtain regulatory approval, they may not be accepted in the marketplace by physicians, patients and the medical community.

There is a risk that our product candidates, if they receive regulatory approval, may not gain market acceptance among physicians, patients and the medical community. There is a risk that certain doctors and patients will not transition to using our products from currently entrenched therapeutic alternatives. In some cases, such reluctance to transition may not be based on the relative effectiveness of our products as compared to currently available alternatives. The degree of market acceptance of our products may depend on a number of factors, which include:

•	timing of marketing introduction and number and clinical profile of competitive products;

•	our ability to provide acceptable evidence of safety and efficacy and our ability to secure the support of key clinicians and physicians for our products;

•	relative convenience and ease of administration;

•	cost effectiveness and pricing compared to existing and new treatments;

•	availability of coverage reimbursement and adequate payment from health maintenance organizations and other third-party payers;

•	personal preferences for more entrenched therapeutic alternatives;

•	the commercial design of our products, including our ability to tailor our products to the specific needs of physicians and patients;

•	prevalence and severity of adverse side effects; and

•	other advantages over other treatment methods.

If we are unable to obtain adequate coverage or reimbursement from third-party payers for PEP005 Topical for AK or PEP005 Topical for BCC, or any other product candidates that we may seek to commercialize, our revenues and prospects for profitability will suffer.

Our lead product is targeted at the treatment of a disease which is most prevalent in older populations, and many patients will not be capable of paying for our products themselves and will rely on third-party payers, such as Medicare, Medicaid and private health insurers, including managed care organizations and other third-party payers, to pay for their medical needs. As such, the commercial success of our product candidates, if approved, will be substantially dependent on whether coverage and reimbursement is available from third-party payers. Importantly, third-party payers in the United States, the European Union, Australia and other jurisdictions are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new drugs and, as a result, they may not cover or provide adequate payment for our products.

Our products may not be considered cost-effective and reimbursement may not be available to consumers or may not be sufficient to allow our products to be marketed on a competitive basis. Large private payers, managed care organizations, group purchasing organizations and similar organizations are exerting increasing influence on decisions regarding the use of, and reimbursement levels for, particular treatments. Such third-party payers, including Medicare, are challenging the prices charged for medical products and services, and many third-party payers limit or delay reimbursement for newly approved health care products. In particular, third-party payers may limit the covered indications. Cost-control initiatives could cause us to decrease the price we might establish for our products, which could result in lower than anticipated product revenues. If the prices for our product candidates decrease or if governmental and other third-party payers do not provide adequate coverage or reimbursement, our prospects for revenue and for profitability will suffer.

Furthermore, many healthcare providers, such as hospitals, receive a fixed reimbursement amount per procedure or other treatment therapy, and these amounts are not necessarily based on the actual costs incurred. As a result, these healthcare providers may choose only the least expensive therapies. We cannot guarantee that our product candidates will be the least expensive alternative and providers may decide not to use them or buy them for treatment. If reimbursement is not available or is available only to limited levels, we may not be able to commercialize our products successfully, or at all, which would harm our business and prospects.

We do not expect to advance the application of PEP005 for other indications in the foreseeable future.

We believe that there are other potential uses for PEP005 in topical formulations, such as to treat squamous cell carcinoma, or SCC, and nodular BCC, and as a therapy for certain forms of leukemia and for superficial forms of bladder cancer. While our early preclinical studies and clinical trials have indicated a potential for PEP005 to treat these skin and other cancers, our research and development efforts are at a very early stage for these indications. We do not expect to launch significant clinical trials of these indications in the foreseeable future, nor do we expect a material portion of the proceeds of this offering to be used to advance these opportunities.

If we are unable to establish sales, marketing and distribution capabilities or enter into and maintain arrangements with third parties to sell, market and distribute our product candidates, our business may be harmed.

We do not have a sales organization and have no experience as a company in the marketing, sales and distribution of our product candidates in the United States or elsewhere. To achieve commercial success for any approved product we must either develop a sales and marketing force or enter into arrangements with others to market and sell our products. Following product approval, we currently plan to establish a direct sales force to market our products in the United States, Australia and New Zealand. Our sales force will be competing with experienced and well-funded marketing and sales operations of competitors. Developing a sales force is expensive and time consuming and could delay or limit the success of any product launch. The size and cost of the required sales force will depend on a number of future developments including results of clinical trials for PEP005 Topical for AK, the final prescribing information or label content that will dictate the scope of product promotional activities, the competitive environment for products and technologies to treat AK, the size and concentration of the various physician specialties that treat AK, the prescribing habits of those physician specialties and the number of patients seeking treatment for AK. Due to these uncertainties, we cannot currently predict the cost to us of developing such a sales force. In addition, we may not be able to develop this capacity on a timely basis, or at all. If we are unable to establish sales and marketing capabilities, we will need to contract with third parties to market and sell our approved products in these locations. To the extent that we enter into arrangements with third parties to perform sales, marketing and distribution services in the United States or other territories, our product revenue could be lower than if we directly marketed and sold our products. Furthermore, to the extent that we enter into co-promotion or other marketing and sales arrangements with other companies, any revenue received will depend on the skills and efforts of others, and we do not know whether these efforts will be successful. If we are unable to establish and maintain adequate sales, marketing and distribution capabilities, independently or with others, we may not be able to generate product revenue and may not become profitable.

Our success depends in part on our ability to protect our intellectual property. If we are not able to protect our intellectual property, trade secrets and know-how, our competitors may use it to develop competing products.

We have no patent protection for the compound PEP005 itself. Our basic patents are for the use of PEP005 and related compounds in the treatment of certain diseases. As a result, competitors who obtain the requisite regulatory approval may be able to offer products with the same active ingredient as PEP005 so long as they do not infringe any of our use and formulation patents. In total, we own exclusive rights to three patents and seven patent applications in the United States, and 13 patents and 32 patent applications (including three pending Patent Cooperation Treaty applications and two Australian provisional applications) outside the United States, relating to uses and formulations of PEP005. Our issued U.S. and non-U.S. patents expire between August 2018 and August 2021, subject to any patent term extension which might be available under the Hatch-Waxman legislation or similar laws in Europe and other foreign jurisdictions. Of these issued patents and patent applications, four and seven, respectively, relate to the treatment of skin cancers, including SCC and BCC, and pre-cancerous skin lesions, including AK. We also have patents and patent applications related to the treatment of other conditions, including solid cancers, tumors, colon cancer, bladder cancer, prostate cancer, cervical cancer, breast cancer and warts. All of our patent and patent applications relate to technology that we have developed in-house.

The additional risks and uncertainties that we face with respect to our patents and other proprietary rights include the following:

•	the pending patent applications we have filed or to which we have exclusive rights may not result in issued patents or may take longer than we expect to result in issued patents;

•	the claims of any patent that are issued may not provide meaningful protection or may subsequently be held to be invalid or unenforceable;

•	the process by which we make PEP005, which we hold as a trade secret, may become publicly known;

•	we may not be able to develop additional proprietary technologies that are patentable;

•	other companies may be able to develop alternative, economically feasible, sources of PEP005, which may be a source of competition for us;

•	other companies may challenge patents licensed or issued to us or our industry partners;

•	other companies may design around technologies we have licensed or developed; and

•	we have limited patent protection outside the United States, which may make it easier for third parties to compete in foreign jurisdictions. Our basic use patents and applications have counterparts in only nine foreign countries and under the European Patent Convention.

We may incur substantial costs in asserting any patent or intellectual property right and defending legal action against such rights. Such disputes could substantially delay our product development or our marketing activities.

In addition to patents and patent applications, we depend upon trade secrets and know-how to protect our proprietary technology. We require all employees, consultants, and collaborators to enter into non-disclosure agreements that prohibit the disclosure of confidential information to any other parties. We require that our employees and consultants disclose and assign to us their ideas, developments, discoveries and inventions. These agreements may not, however, provide adequate protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

We can provide no assurance that third parties will not claim that we have infringed their proprietary rights or that our products or methods will not infringe upon the patents of third parties.

From time to time, we may receive notices of claims of infringement, misappropriation or misuse of other parties’ proprietary rights. Some of these claims may lead to litigation. There can be no assurance that we will prevail in these actions, or that other actions alleging misappropriation or misuse by us of third-party trade secrets, infringement by us of third-party patents and trademarks or the validity of our patents, will not be asserted or prosecuted against us. Intellectual property litigation, regardless of outcome, is expensive and time-consuming, could divert management’s attention from our business and have a material negative effect on our business, operating results or financial condition. If there is a successful claim of infringement against us, we may be required to pay substantial damages (including treble damages if we were to be found to have willfully infringed a third party’s patent) to the party claiming infringement, develop non-infringing technology, stop selling or using technology that contains the allegedly infringing intellectual property or enter into royalty or license agreements that may not be available on acceptable or commercially practical terms, if at all.

Our intellectual property rights may not provide meaningful commercial protection for our products, which could enable third parties to use our technology or methods, or very similar technology or methods, and could reduce our ability to compete.

Our success depends significantly on our ability to protect our proprietary rights to the technologies used in our products. Our patents might be challenged by third parties as being invalid or unenforceable, or third parties may independently develop similar or competing technology that avoids our patents. Further, we cannot guarantee that we will continue to develop our own patentable technologies. We may need to assert claims or engage in litigation to protect our proprietary rights, which could cause us to incur substantial costs, could place significant strain on our financial resources, and could divert the attention of management from our business. We may incur substantial costs in pursuing this litigation and the outcome of this litigation is uncertain. We rely on patent protection, as well as a combination of copyright, trade secret and trademark laws and nondisclosure, confidentiality and other contractual restrictions to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Although we have taken steps to protect our intellectual property and proprietary technology, we cannot assure you that third parties will not be able to design around our patents. In addition, although we have entered into confidentiality agreements and intellectual property assignment agreements with our employees, consultants and advisors, such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements.

Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. If our intellectual property does not provide significant protection against competition, our competitors could compete more directly with us, which could result in a decrease in our market share. All of these factors may harm our competitive position.

Our manufacturing operations are, in part, dependent on a single source supplier and the loss of this supplier could harm our business.

We rely on a single third-party supplier for the formulation and filling of our product candidates. Currently, formulation, filling and packaging of our product candidates is undertaken by DPT Laboratories, Ltd., or DPT, a contract manufacturing organization in San Antonio, Texas. Pursuant to our development and clinical supply agreement with DPT, DPT is responsible for supplying us with PEP005 Topical for AK in quantities sufficient for our Phase III clinical trials. Clinical batches are formulated, filled and packaged under cGMP conditions at DPT’s facilities in San Antonio, Texas. The clinical supplies are then shipped to locations designated by us or our clinical research organization for use in trials. Our development and clinical supply agreement with DPT has a four-year term, ending October 2011. We may terminate the agreement for any reason upon thirty days written notice to DPT. DPT may terminate the agreement upon thirty days written notice to us upon our uncured breach or our insolvency. Our reliance on this supplier also subjects us to other risks that could harm our business, including:

•	increased component costs if DPT raises its prices;

•	we are not a major customer of DPT, and DPT may therefore give other customers’ needs higher priority than ours;

•	we may not be able to obtain adequate supply of PEP005 Topical for AK in a timely manner or on commercially reasonable terms, or at all;

•	if our supply relationship should be terminated, we may have difficulty locating and qualifying an alternative supplier, which we expect could take a year or longer; and

•	DPT may encounter financial hardships unrelated to our demand, which could inhibit its ability to fulfill our orders and meet our requirements.

If we receive regulatory approval, it may become more difficult to quickly establish additional or replacement suppliers, particularly because of the FDA approval process. Any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to cancel orders or switch to competitive products.

PEP005 is naturally sourced. We may not be able to ensure quantity and quality of supply.

Plant materials used in the production of botanical drug products often are not completely characterized and defined or are prone to contamination, deterioration, and variation in composition and properties. In many cases, the active constituent in a botanical drug is not identified, nor is its biological activity well characterized. Therefore, unlike synthetic or highly purified drug products, it may be difficult to ensure the quality of a botanical drug by controlling only the corresponding drug substance and drug product. If we fail to implement adequate quality and in-process controls during manufacturing and final process validation, we may be unable to adequately ensure the quality of our product candidate and may be unable to obtain approval to market our product candidates. This would have a material adverse effect on our business and our profitability.

The active pharmaceutical ingredient in PEP005 is naturally sourced from southeast Queensland, Australia. Accordingly, supply may be subject to adverse weather conditions and other natural events affecting that region, including droughts and severe storms.

We have limited manufacturing capabilities and manufacturing personnel, and if our manufacturing capabilities are insufficient to produce an adequate supply of products, our growth could be limited and our business could be harmed.

We operate our leased manufacturing plant for the drying, milling, extraction and purification of pharmaceutical grade PEP005. We outsource other manufacturing activities, such as formulation and filling, to a third-party manufacturer. We intend to continue this practice for any future clinical trials and large-scale commercialization of any product candidates that receive regulatory approval and become commercial drugs. See “Business — Manufacturing.”

Our ability to develop and commercialize PEP005 Topical for AK, PEP005 Topical for BCC and any other product candidates will depend in part on our ability to arrange for third parties to manufacture our products at a competitive cost, in accordance with strictly enforced regulatory requirements and in sufficient quantities for clinical testing and eventual commercialization. We have not yet manufactured commercial batches of PEP005 Topical for AK or PEP005 Topical for BCC or any of our other product candidates. Third-party manufacturers that we select to manufacture our product candidates for clinical testing or on a commercial scale may encounter difficulties with the small and large-scale formulation and manufacturing processes required for commercialization of our product candidates. Such difficulties could result in delays in clinical trials, regulatory submissions or commercialization of our product candidates. Our inability to enter into and maintain agreements with third-party manufacturers on acceptable terms could cause shortages of clinical trial supplies of our product candidates, thereby delaying or preventing regulatory approval or commercialization of the affected product candidate, and adversely affecting our ability to generate revenue. Once a product candidate is approved and being marketed, we may need to increase our manufacturing capacity by a significant level to meet anticipated market demand. Further, development of large-scale manufacturing processes will require additional validation trials, which the FDA must review and approve. We may not successfully complete any required increase in manufacturing capacity in a timely manner or at all. Even if our products receive regulatory approval, if we are unable to manufacture a sufficient supply, maintain control over expenses or otherwise adapt to anticipated growth, or if we underestimate growth, we may not have the capability to satisfy market demand and our business will suffer.

If we or our current or future third-party manufacturers fail to comply with FDA, state, local or foreign regulatory requirements, we may be unable to produce our products and our business could suffer.

We and any current or future third-party manufacturers of our products must comply with strictly enforced cGMP requirements enforced by the FDA through its facilities inspection program. These requirements apply to the manufacture of product candidates for clinical trials, as well as commercially marketed products, and include quality control, quality assurance and the maintenance of records and documentation. We or any current or future third-party manufacturers of our products may be unable to comply with cGMP requirements and with other FDA, state, local or foreign regulatory requirements. We have little control over third-party manufacturers’ compliance with these regulations and standards. A failure to comply with these requirements by our current or future third-party manufacturers could result in the issuance of warning letters from authorities, as well as sanctions being imposed on us, including fines and civil penalties, suspension of production, suspension or delay in product approval, product seizure, recall or withdrawal of product approval. In addition, we have limited control over these manufacturers’ ability to maintain adequate quality control, quality assurance and qualified personnel. If the safety of any quantities supplied by third parties is compromised due to their failure to adhere to applicable laws or for other reasons, we may not be able to obtain or maintain regulatory approval for, or successfully commercialize, one or more of our product candidates, and we may be held liable for any injuries sustained as a result, which would harm our business and prospects significantly. Any of these factors could cause a delay of clinical trials, regulatory submissions, approvals or commercialization of our product candidates, entail higher costs or result in our being unable to effectively commercialize our products. Furthermore, if our current or future manufacturers fail to deliver the required commercial quantities on a timely basis and at commercially reasonable prices, we may be unable to meet demand for our products and would lose potential revenues.

We operate in a highly competitive industry. Organizations which compete with us may be better resourced and more competitive.

We operate in a highly competitive industry with intense competition coming from more established and better-resourced organizations, as well as from academic institutions, government agencies and private and public research institutions. We are seeking to develop and market products that will compete with other products and drugs that currently exist or are being developed or may be developed in the future.

Currently, there are many technologies, techniques and products for the treatment of AK, including cryotherapy with liquid nitrogen, photodynamic therapy, or PDT, which involves the in-office application of a topical solution to the AK lesion followed by the application of light therapy to activate the drug in the topical solution, and various topical agents such as Efudex, Solaraze, Carac, Fluoroplex and Aldara. The companies which market the topical products include Graceway Pharmaceuticals, LLC, Meda AB, iNova Pharmaceuticals (Australia) Pty Limited, Valeant Pharmaceuticals International, Dermik Laboratories, Shire plc and Bradley Pharmaceuticals, Inc. Commercial development of PDT agents is currently being pursued by a number of companies, including DUSA Pharmaceuticals, Inc., QLT Inc., Axcan Pharma Inc., Miravant, Inc., Pharmacyclics, Inc., QLT PhotoTherapeutics, Inc., medac GmbH, photonamic GmbH & Co. KG and PhotoCure ASA.

Many of the companies that we compete against enjoy several competitive advantages, including:

•	significantly greater name recognition;

•	established relations with healthcare professionals, customers and third-party payers;

•	greater experience in conducting research and development, manufacturing, clinical trials, obtaining regulatory approval for products and marketing approved products; and

•	greater financial and human resources for product development, sales and marketing and patent litigation.

Our commercial opportunity will be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer side effects, are more convenient, are less expensive, or that reach the market sooner than our product candidates.

If we fail to comply with healthcare regulations, we could face substantial penalties and our business, operations and financial condition could be adversely affected.

As a manufacturer of pharmaceuticals, even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payers, certain federal and state healthcare laws and regulations pertaining to fraud and abuse and the privacy and security of individually identifiable health information are or will be applicable to our business. We could be subject to healthcare fraud and abuse and patient privacy regulation by both the U.S. federal government and the states in which we conduct our business, without limitation. The regulations that may affect our ability to operate include, without limitation:

•	the federal healthcare program Anti-Kickback Law, which prohibits, among other things, persons from soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual, for an item or service or the purchasing or ordering of a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs;

•	federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payers that are false or fraudulent, and which may apply to entities like us which may provide coding and billing advice to customers;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which prohibits executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters and which also imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information;

•	the Federal Food, Drug, and Cosmetic Act, which among other things, strictly regulates drug product marketing, prohibits manufacturers from marketing drug products for off-label use and regulates the distribution of drug samples; and

•	state law equivalents of each of the above U.S. federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payer,

including commercial insurers, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and in some cases are not preempted by HIPAA, thus complicating compliance efforts.

There also have been, and likely will continue to be, legislative and regulatory proposals at the federal and state levels that will affect our operations. If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us or will, when adopted, apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines and the curtailment or restructuring of our operations. Any penalties, damages, fines, curtailment or restructuring of our operations could adversely affect our ability to operate our business and our financial results. Although compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, the risks cannot be entirely eliminated. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Moreover, achieving and sustaining compliance with applicable federal and state privacy, security and fraud laws may prove costly.

Changes in foreign currency exchange rates could result in fluctuations in our reported sales and earnings.

We are exposed to foreign exchange risk, particularly with the U.S. dollar, Australian dollar and the Great British pound, as a result of certain research and development activities that are undertaken internationally. We had foreign currency translation losses in recent periods and may have further losses in the future. Although we plan to assess annually our functional currency in accordance with GAAP, our current functional currency is the Australian dollar. Because our functional currency is the Australian dollar, our reported results are subject to fluctuation resulting from changes in the Australian to U.S. exchange rate.

We will need to increase the size of our operations, and we may experience difficulties in managing our growth.

We will need to continue to expand our managerial, operational, financial and other resources in order to manage our operations and clinical trials, continue our development activities and commercialize our product candidates. Our management and personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively execute our growth strategy requires that we:

•	manage our clinical trials effectively, including our ongoing Phase II clinical trials and planned Phase III clinical trials for PEP005 Topical for AK and our ongoing Phase II clinical trials for PEP005 Topical for BCC, which are being conducted at numerous clinical trial sites;

•	manage our internal development efforts effectively while carrying out our contractual obligations to licensors, contractors, collaborators and other third parties;

•	continue to improve our operational, financial and management controls, reporting systems and procedures; and

•	attract and retain sufficient numbers of talented employees.

Any growth may place significant strain on our management and financial and operational resources. If we fail to manage these challenges effectively, our business could be harmed.

Recent proposed legislation may permit re-importation of drugs from foreign countries into the United States, including foreign countries where the drugs are sold at lower prices than in the United States, which could materially adversely affect our operating results and our overall financial condition.

We may face competition for our products from lower priced products from foreign countries that have placed price controls on pharmaceutical products. The Medicare Modernization Act of 2003, or MMA, contains provisions that may change U.S. importation laws and expand consumers’ ability to import lower priced versions of our and competing products from Canada, where there are government price controls. These changes to U.S. importation laws will not take effect unless and until the Secretary of Health and Human Services certifies that the changes will lead to substantial savings for consumers and will not create a public health safety issue. The Secretary of Health and Human Services has not yet announced any plans to make the required certification. Even if the changes do not take effect, and other changes are not enacted, imports from Canada and elsewhere may continue to increase due to market and political forces, and the limited enforcement resources of the FDA, the U.S. Customs Service, and other government agencies. For example, Pub. L. No. 109-295, which was signed into law on October 4, 2006 and provides appropriations for the Department of Homeland Security for fiscal year 2007, expressly prohibits the U.S. Customs Service from using funds to prevent individuals from importing from Canada less than a 90-day supply of a prescription drug for personal use, when the drug otherwise complies with the Federal Food, Drug and Cosmetic Act. Further, several states and local governments have implemented importation schemes for their citizens, and, in the absence of federal action to curtail such activities, we expect other states and local governments to launch importation efforts. The importation of foreign products that compete with our own product candidates could negatively impact our business and prospects.

Current healthcare laws and regulations and future legislative or regulatory reforms to the healthcare system may affect our ability to sell our product candidates profitably.

In both the United States and certain foreign jurisdictions, there have been, and we anticipate there will continue to be, a number of legislative and regulatory changes to the healthcare system that could impact our ability to sell our products profitably. In particular, the MMA added an outpatient prescription drug benefit to Medicare, a publicly funded health insurance program in the United States generally for the elderly and disabled, which became effective on January 1, 2006. Drug benefits under this new benefit are administered through private plans that negotiate price concessions from pharmaceutical manufacturers. We cannot be certain that our drug candidates will successfully be placed on the list of drugs covered by particular health plan formularies, nor can we predict the negotiated price for our drug candidates, which will be determined by market factors.

The MMA also changed the formula for determining payment for certain drugs provided in physician offices and other outpatient settings. Further, with respect to the Medicaid program, the Deficit Reduction Act of 2005 made changes to certain formulas used to calculate pharmacy reimbursement which could lead to reduced payments to pharmacies. Many states have also created preferred drug lists and include drugs on those lists only when the manufacturers agree to pay a supplemental rebate. If our current or future drug candidates are not included on these preferred drug lists, physicians may not be inclined to prescribe them to their Medicaid patients, thereby diminishing the potential market for our products.

We may enter into collaborative relationships and conflicts may arise between us and our collaborators that could delay or prevent the development or commercialization of our product candidates.

We may enter into collaborative agreements to develop and commercialize our products. These agreements may require our partners to undertake or fund certain research and development activities, make payments to us on achievement of certain milestones and pay royalties or make profit-sharing payments when and if a product is marketed.

Conflicts may arise between our collaborators and us, such as conflicts concerning the interpretation of clinical data, the achievement of milestones, the interpretation of financial provisions or the ownership of intellectual property developed during the collaboration. If any conflicts arise with existing or future collaborators, they may act in their self-interest, which may be adverse to our best interests. In addition, collaborative agreements may be terminable by our industry partners. Suspension or termination of collaborative agreements may have a material and adverse impact on our business, prospects, financial condition and results of operations.

Our future growth may depend on our ability to identify and acquire or in-license additional products. If we do not successfully identify and acquire or in-license related product candidates or integrate them into our operations, we may have limited growth opportunities.

We believe that an important part of our business strategy will be to develop a pipeline of product candidates by acquiring or in-licensing products, businesses or technologies that we believe are a strategic fit for our business.

We have limited resources to identify, evaluate and execute the acquisition or in-licensing of third-party products, businesses and technologies and to integrate them into our current infrastructure. In particular, we may compete with larger pharmaceutical companies and other competitors in our efforts to establish new collaborations and in-licensing opportunities. These competitors likely will have access to greater financial resources than us and may have greater expertise in identifying and evaluating new opportunities. Our competitors may have stronger relationships with certain third parties with whom we are interested in collaborating or may have more established histories of developing and commercializing products. As a result, our competitors may have a competitive advantage in entering into partnering arrangements with those third parties. Moreover, we may devote resources to potential acquisitions or in-licensing opportunities that are never completed, or we may fail to realize the anticipated benefits of such efforts.

A loss of key executives or failure to attract qualified personnel could limit our growth and adversely effect our business.

Our future success depends in part on the continued service of our executive officers, including, in particular, Mr. Aldridge, Dr. Bertolino and Dr. Welburn. Although we have entered into employment agreements with each of our executive officers, including, Mr. Aldridge, Dr. Bertolino and Dr. Welburn, we employ these individuals on an at-will basis and their employment can be terminated by us or them at any time, for any reason, with notice. The notice requirements for termination range from 1 month to 12 months. In addition, with the exception of Mr. Aldridge and Dr. Welburn, we do not have key person insurance on any of our executives. The loss of any one or more of our executive officers could place a significant strain on our remaining management team and would require the remaining executive officers to divert immediate and substantial attention to seeking a replacement. Furthermore, our future growth will depend in part upon our ability to identify, hire and retain additional key personnel, including qualified management, research and other highly skilled technical personnel. Competition for such skilled personnel is intense, and the loss of services of a number of key individuals, or our inability to hire new personnel with the requisite skill sets, could harm and/or delay our research and development programs, including the commercialization of some or all of our product candidates.

We use hazardous materials, and any claims relating to improper handling, storage or disposal of these materials could be time consuming or costly.

We use hazardous materials, such as ethanol, which could be dangerous to human health and safety or the environment. Our operations also produce hazardous waste products. Federal, state and local, including Australian, laws and regulations govern the use, generation, manufacture, storage, handling and disposal of these materials and wastes. Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair our drug development efforts.

In addition, we cannot entirely eliminate the risk of accidental injury from improper use of our products or otherwise or from contamination from these materials or wastes. If one of our employees was accidentally injured from the use, storage, handling or disposal of these materials or wastes, the medical costs related to his or her treatment would be covered by our workers’ compensation insurance policy. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could significantly exceed our insurance coverage, which is limited to $4,052,000 for pollution cleanup, and we are uninsured for third-party contamination injury. Accordingly, in the event of contamination or injury, we could be held liable for damages or penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended.

We face costs associated with importing our products into markets outside of Australia and our business may become subject to economic, political, regulatory and other risks associated with international operations.

The cultivation of the plants extracted for use in our product candidates is substantially undertaken in southeast Queensland, Australia. As much as our product is likely to be manufactured in Australia, we may face difficulties in importing our products into various jurisdictions as a result of, among other things, import inspections, incomplete or inaccurate import documentation or defective packaging. There may be significant costs associated with importing and exporting our product.

In addition, our business is subject to risks associated with conducting business internationally, in part due to our suppliers being located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

•	difficulties in compliance with non-U.S. laws and regulations;

•	changes in non-U.S. regulations and customs;

•	changes in non-U.S. currency exchange rates and currency controls;

•	changes in a specific country’s or region’s political or economic environment;

•	trade protection measures, import or export licensing requirements or other restrictive actions by U.S. or non-U.S. governments; and

•	negative consequences from changes in tax laws.

If product liability lawsuits are successfully brought against us, we will incur substantial liabilities and damage to our reputation.

Our clinical trials might potentially expose us to product liability claims in the event our products in development have unexpected effects on subjects. In addition, if any of our products are approved for sale, we may face exposure to claims by an even greater number of persons than were involved in the clinical trials once we begin marketing, distribution and sales of our products commercially.

Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for our products;

•	injury to our reputation;

•	suspension of our clinical trials;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	substantial monetary awards to patients and others;

•	loss of revenues; and

•	the inability to commercialize our products.

We maintain a group of Australian denominated insurance policies covering our global clinical trial programs of up to approximately $8.78 million per occurrence annually (as converted using the foreign currency exchange rate on September 27, 2007). We also maintain insurance policies providing us with an additional $1,000 annual coverage limit per person for medical expenses and an additional $1,000,000 annual aggregate coverage limit, each in connection with product liability claims occurring in the United States. Although we believe that our existing policies are adequate, we cannot assure you that our insurance would fully protect us from the financial impact of defending against any product liability claim. Any product liability claim brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future.

Our compliance efforts may not be sufficient to meet the rules of the ASX and NASDAQ, subjecting us to liability, fines and lawsuits.

The shares of our common stock are publicly traded on the ASX in the form of CHESS Depositary Interests, or CDIs. As a result, we must comply with the ASX Listing Rules, in addition to the rules of NASDAQ Stock Market, LLC, or NASDAQ. We have policies and procedures that we believe are designed to provide reasonable assurance of our compliance with the ASX Listing Rules and the NASDAQ rules. If, however, we do not follow those procedures and policies, or they are not sufficient to prevent non-compliance, we could be subject to liability, fines and lawsuits.

Risks Related to this Offering and Our Common Stock

The price of our common stock may fluctuate significantly and you may not be able to resell your shares at or above the initial public offering price.

Prior to the Reorganization, Peplin Limited’s shares were quoted on the ASX. Currently, the beneficial ownership of our common stock is listed and trades on the ASX in the form of CDIs. We also have been approved to list our shares on the NASDAQ Global Market, subject to notice of issuance. The trading price of Peplin Limited’s shares on the ASX have historically experienced volatility and the trading price of our common stock is likely to continue to experience volatility. The high and low closing prices for Peplin Limited’s shares on the ASX were A$18.00 and A$6.19, respectively, for the fiscal year ended June 30, 2006 and A$17.80 and A$12.40, respectively, for the fiscal year ended June 30, 2007, as adjusted to reflect the effects of the 1-for-20 exchange in the Reorganization. Moreover, we cannot predict the extent to which investor interest will lead to the development of an active U.S. trading market in our common stock once our common stock is listed on the NASDAQ Global Market. If an active market does not develop in the United States, or if our stock price experiences volatility in either the U.S. or Australian market, or both, you may have difficulty selling shares of our common stock. Volatility in the market price of our common stock may prevent you from being able to sell your shares at prices equal to or greater than your purchase price. The market price of our common stock could fluctuate significantly for various reasons, including:

•	adverse or inconclusive results or delays in our clinical trial programs;

•	unforeseen safety issues or adverse side effects resulting from the clinical trials or the commercial use of any of our products;

•	our operating and financial performance and prospects and those of our competitors;

•	changes in earnings estimates or recommendations by research analysts who track our common stock or the stock of other companies in our industry;

•	announcements of new products, technological innovations or product advancements by us or our competitors;

•	regulatory actions with respect to any of our products or the products of any of our competitors;

•	failure of any of our product candidates, such as PEP005 Topical for AK or PEP005 Topical for BCC, if approved, to achieve commercial success;

•	increases in our costs or decreases in our revenues due to unfavorable movements in foreign currency exchange rates;

•	developments or litigation concerning patents, licenses and other intellectual property rights;

•	additions or departures of key personnel;

•	changes in third-party reimbursement policies;

•	changes in general economic conditions in the U.S. and global economies or financial markets, including those resulting from war, incidents of terrorism or responses to such events; and

•	sales of common stock by us or our principal stockholders or by members of our management team.

In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently occur without regard to the operating performance of the affected companies. Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with our business.

Our holding company structure makes us dependent on our subsidiaries for our cash flow and subordinates the rights of our stockholders to the rights of creditors of our subsidiaries in the event of an insolvency or liquidation of any of our subsidiaries.

We are a holding company and, accordingly, all of our operations are conducted through our subsidiaries. Our subsidiaries are separate and distinct legal entities. As a result, our cash flow in the future may depend upon the earnings of our subsidiaries. The ability of our subsidiaries to provide us with funds may be limited by other obligations. In addition, we depend on the distribution of earnings, loans or other payments by our subsidiaries to us. Our subsidiaries have no obligation to provide us with funds for our payment obligations. If there is an insolvency, liquidation or other reorganization of any of our subsidiaries, our stockholders will have no right to proceed against their assets. Creditors of those subsidiaries will be entitled to payment in full from the sale or other disposal of the assets of those subsidiaries before we, as a shareholder, would be entitled to receive any distribution from that sale or disposal.

Substantial sales of our common stock, or the perception that such sales are likely to occur, could cause the price of our common stock to decline.

After the completion of this offering, we will have approximately     shares of common stock outstanding. Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that such sales could occur, could substantially decrease the market price of our common stock. All the shares sold in this offering, other than any shares purchased by our affiliates, will be freely tradable. Substantially all of the remaining shares of common stock may be available for resale in the public market, subject to the restrictions on sale or transfer imposed by Rule 144 under the Securities Act of 1933, as amended, and the 90-day lock-up period after the date of this prospectus. These lock-up agreements are subject to a number of important exceptions. See “Shares Eligible for Future Sale.” As restrictions on resale end or upon registration of any of these shares for resale, the market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them.

As a new investor, you will incur substantial dilution as a result of this offering and the exercise of outstanding stock options and warrants.

The initial public offering price is substantially higher than the net tangible book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate and substantial dilution of $      net tangible book value per share, assuming this offering is priced at the public offering price of $      per share. Investors who purchase shares in this offering will contribute approximately     % of our total capital contribution, but will only own     % of the shares of our common stock outstanding. In addition, we have issued options to acquire shares of our common stock at prices below the initial public offering price. As of June 30, 2007, the weighted average exercise price of these options was $13.94 per share. To the extent these outstanding options are ultimately exercised, there will be further dilution to investors in this offering.

We will incur significant increased costs as a result of having to comply with the Sarbanes-Oxley Act of 2002 and maintaining two exchange listings, and as a result of the increasing complexity of our business as we grow and execute our strategies.

The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission and the rules of NASDAQ, have imposed various requirements on public companies, including requiring the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. We have no experience with the various requirements of public companies in the United States, and will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. Furthermore, we expect to incur additional costs related to implementation of suitable finance and accounting systems, procedures and controls as we grow.

The Sarbanes-Oxley Act of 2002 requires, among other things, that we maintain effective internal controls over financial reporting and disclosure controls and procedures. In particular, for the year ended June 30, 2009, we will need to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of, and to allow our auditors to provide an attestation as to the effectiveness of, our internal controls over financial reporting for that fiscal year, as required by Section 404 of the Sarbanes-Oxley Act of 2002. As a result of our compliance with Section 404, we will incur substantial accounting expense, expend significant management efforts and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to ensure such compliance.

Currently, the beneficial ownership of our common stock is listed and trades on the ASX in the form of CDIs. We also have been approved to list our common stock on the NASDAQ Global Market, subject to notice of issuance. As a result, we will be subject to ongoing listing and other requirements under both exchanges. We have no experience in maintaining two exchange listings. Compliance with these ongoing listing requirements can be expensive and time consuming and may cause us to incur ongoing additional expenses.

Securities analysts may not initiate coverage of our common stock or may issue negative reports, and this may have a negative impact on the market price of our common stock.

Securities analysts may elect not to provide research coverage of our common stock after the completion of this offering. If securities analysts do not cover our common stock after the completion of this offering, the lack of research coverage may adversely affect the market price of our common stock. The trading market for our common stock may be affected in part by the research and reports that industry or financial analysts publish about us or our business. If one or more of the analysts who elects to cover us downgrades our common stock, the stock price would likely decline rapidly. If one or more of these analysts ceases coverage of us, we could lose visibility in the market, which in turn could cause our stock price to decline. In addition, rules under the Sarbanes-Oxley Act of 2002 and a global settlement reached in 2003 between the Securities and Exchange Commission, other regulatory agencies and a number of investment banks have led to a number of fundamental changes in how analysts are reviewed and compensated. In particular, many investment banking firms are required to contract with independent financial analysts for their stock research. It may be difficult for companies such as us, with smaller market capitalizations, to attract independent financial analysts that will cover our common stock. This could have a negative effect on the market price of our common stock.

Circumstances may change, leading us to exercise our discretion to use the proceeds of this offering in a manner different from that currently envisaged, and we may not use the proceeds effectively, which could affect the results of operations and cause the price of our common stock to decline.

We currently expect to use the net proceeds from this offering for the further development and commercialization of PEP005 Topical for AK and PEP005 Topical for BCC and for the preclinical development of our product pipeline. We currently expect to use any remaining net proceeds from this offering to accelerate the commercialization of our candidate products, investigate additional indications for our candidate products and for working capital and general corporate purposes. We have not determined the exact amounts or timing of these expenditures and our directors and executive officers may be required to exercise their discretion, in our best interests, in utilizing the net proceeds of this offering. We may use the proceeds in ways that are different from our current intentions and you may not agree with the uses we choose. We may use the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our shares of common stock. The failure to apply these funds effectively could result in financial losses that could cause the price of our common stock to decline and delay the development of our candidate products.

Our certificate of incorporation and by-laws contain provisions that could discourage a third party from acquiring us and could consequently decrease the market value of an investment in our common stock.

Our certificate of incorporation and by-laws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors, including, but not limited to, the following:

•	our board of directors is classified into three classes, each of which serves for a staggered three-year term;

•	only our board of directors and our chairman of the board may call special meetings of our stockholders;

•	we have authorized undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	our stockholders have only limited rights to amend our by-laws; and

•	we require advance notice for stockholder proposals.

These provisions could discourage proxy contests, make it more difficult for our stockholders to elect directors and take other corporate actions and may discourage, delay or prevent a change in control or changes in our management that a stockholder might consider favorable. Any delay or prevention of a change in control or change in management that stockholders might otherwise consider to be favorable could deprive holders of our common stock of the opportunity to sell their common stock at a price in excess of the prevailing trading price and cause the trading price of our common stock to decline.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any broad range of business combinations with any stockholder who owns, or at any time in the last three years owned, 15% or more of the company’s outstanding voting stock, referred to as an interested stockholder, for a period of three years following the date on which the stockholder became an interested stockholder. This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to our stockholders.

We have never paid a dividend and we do not intend to pay dividends in the foreseeable future which means that stockholders may not receive any return on their investment from dividends.

We have never declared or paid any cash dividends on shares of our common stock and we do not anticipate paying any cash dividends in the foreseeable future. Dividends may only be paid out of our profits, and will depend upon our results of operations, financial condition, current and anticipated cash needs, contractual restrictions, restrictions imposed by applicable law and such other factors that our board of directors deems relevant. Payment of any future cash dividends will be at the discretion of our board of directors. As a result, capital appreciation, if any, of our common stock will be our stockholders’ only source of gain.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved, if at all. Forward-looking statements are based on information available at the time those statements are made and management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	our business and scientific strategies;

•	the progress of our product development programs, including our clinical trials;

•	our expectations with respect to regulatory submissions and approvals;

•	our expectations with respect to corporate collaborations;

•	our estimates regarding our research and development expenses;

•	the protection of our intellectual property;

•	our estimates regarding our capital requirements, the sufficiency of our cash resources and our need for additional financing;

•	our ability to manage our growth and development;

•	our ability to attract and retain key management and scientific personnel; and

•	existing and future regulations that affect our business.

In addition, in this prospectus, the words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” “predict,” “potential,” and similar expressions, as they relate to our business and our management, are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the cautionary statements in this prospectus, particularly in the section entitled “Risk Factors.” However, new factors emerge from time to time and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Forward-looking statements speak only as of the date the statements are made. You should not place undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $      million from the sale of           shares of common stock by us in this offering, or approximately $      million if the underwriters exercise their over allotment option in full, based on an assumed public offering price of $      per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase or decrease in the assumed public offering price of $      per share, would increase or decrease, respectively, the net proceeds to us from this offering by approximately $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and expenses payable by us.

We currently expect to use the net proceeds from this offering as follows:

•	up to approximately $ million for the further clinical development of PEP005 Topical for AK, which amount we believe will be sufficient to sustain our development program through the anticipated filing of an NDA with the FDA in 2009; and

•	the remainder for development of infrastructure necessary for the commercialization of PEP005 Topical for AK, if regulatory approval is received, for further development of PEP005 Topical for BCC and for working capital and general corporate purposes, including capital expenditures.

We do not believe such funds will be sufficient to sustain our PEP005 Topical for BCC clinical studies through completion. We may also use a portion of our net proceeds to enter into future collaborations or to invest in businesses or technologies that we believe are complementary to our own. We have no present understandings, commitments or agreements to enter into any potential acquisitions, collaborations or investments at this time.

The amount and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of our product development, clinical results, rate of progress, timing and costs of preclinical studies and clinical trials, regulatory requirements and our commercialization efforts, the amount of proceeds actually raised in this offering, and the amount of proceeds generated, if any, by entering into future collaborations. The ultimate use of our cash resources may vary significantly from the estimated uses outlined above. Accordingly, we will retain broad discretion over the use of net proceeds of this offering.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain all of our future earnings to finance the growth and development of our business. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, current and anticipated cash needs, contractual restrictions, restrictions imposed by applicable law, operating results, capital requirements and such other factors as our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our capitalization:

•	on an actual basis, as of July 31, 2007, the date of our incorporation;

•	on a pro forma basis to reflect the acquisition of Peplin Limited and the issuance by us of 9,229,068 shares of our common stock to shareholders of Peplin Limited in the Reorganization; and

•	on a pro forma as adjusted basis to also reflect the closing of this offering and the receipt of the estimated net proceeds from the sale of shares of our common stock at the assumed public offering price of $ per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with the consolidated financial statements and the related notes of Peplin Limited, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds” and “Balance Sheet of Peplin, Inc.” and the related notes included elsewhere in this prospectus.

		As of June 30, 2007
			Pro Forma
	Actual	Pro Forma	As Adjusted(1)
		(Unaudited)	(Unaudited)
	(In thousands)

Stockholders’ equity:
Preferred stock, $0.001 par value: 10,000,000 shares authorized; no shares issued and outstanding, actual, pro forma and pro forma as adjusted	$—	$—

Common stock, $0.001 par value: 100,000,000 shares authorized; no shares issued and outstanding, actual, 9,229,068 issued and outstanding pro forma and issued and outstanding pro forma as adjusted	—	61,519

Class B Common stock, $0.001 par value: 1 share authorized; 1 share outstanding, actual, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—

Additional paid-in capital	1	—

Accumulated deficit	—	(46,107)

Accumulated other comprehensive income	—	4,330

Total stockholders’ equity	$1	$19,737

(1)	Each $1.00 increase or decrease in the assumed public offering price of $ per share, would increase or decrease, respectively, the amount of additional paid-in capital and total stockholders’ equity by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus remains the same and after deducting the estimated underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1.0 million shares in the number of shares offered by us at the assumed offering price would increase or decrease each of the amount of additional paid-in capital and total stockholders’ equity by approximately $ million, after deducting the estimated underwriting discounts and commissions payable by us.

The actual, pro forma and pro forma as adjusted amounts in the above table exclude:

•	1,608,593 shares of common stock issuable upon exercise of outstanding options to acquire our common stock, with a weighted average exercise price of $13.94 per share;

•	1,111,112 shares of our common stock that were issued in the Reorganization to certain investors that entered into subscription agreements with Peplin Limited on August 9, 2007 to acquire an aggregate of 22,222,222 shares of Peplin Limited; and

•	an aggregate of 747,928 additional shares of our common stock reserved and available for issuance under our 2007 Incentive Award Plan.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Net tangible book value per share is determined by dividing the number of outstanding shares of our common stock into our total tangible assets (total assets less intangible assets) less total liabilities. As of June 30, 2007, Peplin Limited had a historical net tangible book value of $19,737,129, or approximately $0.11 per share. Our pro forma net tangible book value assumes we were incorporated as of June 30, 2007 and gives effect to the acquisition of Peplin Limited and the issuance by us of 9,229,068 shares of our common stock to shareholders of Peplin Limited in the Reorganization. As of June 30, 2007, our pro forma net tangible book value was $19,737,129, or approximately $2.14 per share.

Investors participating in this offering will incur immediate, substantial dilution. After giving effect to the sale of common stock offered in this offering at an assumed public offering price of $      per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2007 would have been approximately $      million, or approximately $      per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $      per share to existing stockholders, and an immediate dilution of $      per share to investors participating in this offering. The following table illustrates this per share dilution:

Assumed public offering price per share		$
Historical net tangible book value of Peplin Limited per share as of June 30, 2007	$0.11
Pro forma net tangible book value per share before this offering	$2.14
Pro forma increase in net tangible book value per share attributable to investors participating in this offering
Pro forma as adjusted net tangible book value per share after this offering
Pro forma dilution per share to investors participating in this offering		$

Each $1.00 increase or decrease in the assumed public offering price of $      per share, would increase or decrease, respectively, our pro forma as adjusted net tangible book value by approximately $      million, or approximately $      per share, and the pro forma dilution per share to investors in this offering by approximately $      per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1.0 million shares in the number of shares offered by us at the assumed offering price would increase or decrease each of our pro forma as adjusted net tangible book value by approximately $      million, or approximately $      per share, and the pro forma dilution per share to investors in this offering by approximately $      per share, after deducting estimated underwriting discounts and commissions payable by us.

If the underwriters exercise their over allotment option in full to purchase           additional shares of common stock in this offering, the pro forma as adjusted net tangible book value after the offering would be $      per share, the increase in the pro forma net tangible book value to existing stockholders would be $      per share and the pro forma dilution to new investors purchasing common stock in this offering would be $      per share.

The above discussion and table exclude:

•	1,608,593 shares of common stock issuable upon exercise of outstanding options to acquire our common stock, with a weighted average exercise price of $13.94 per share;

•	1,111,112 shares of our common stock that were issued in the Reorganization to certain investors that entered into subscription agreements with Peplin Limited on August 9, 2007 to acquire an aggregate of 22,222,222 shares of Peplin Limited; and

•	an aggregate of 747,928 additional shares of our common stock reserved and available for issuance under our 2007 Incentive Award Plan.

Because the exercise price of the outstanding options are significantly below the assumed offering price of $      per share, investors purchasing common stock in this offering will suffer additional dilution when and if these options are exercised. Assuming the exercise in full of the           outstanding options, pro forma net tangible book value before this offering at June 30, 2007 would be $      per share, representing an immediate increase of $      to our existing stockholders, and, after giving effect to the sale of shares of common stock in this offering, there would be an immediate dilution of $      per share to new investors in this offering.

Effective upon the closing of this offering, an aggregate of          shares of our common stock will be reserved for future issuance under our benefit plans. To the extent that any of these options are exercised, new options are issued under our benefit plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

SELECTED FINANCIAL DATA

Prior to the Reorganization, Peplin, Inc. had no business or operations. As of the date of this prospectus, the business and operations of Peplin, Inc. consist solely of the business and operations of Peplin Limited.

Peplin Limited

The selected financial information set out below has been derived from the consolidated financial statements of Peplin Limited. We derived the audited consolidated statements of operations data presented below for each of the three years ended June 30, 2005, 2006 and 2007 and for the period from inception to June 30, 2007 from the consolidated financial statements of Peplin Limited included elsewhere in this prospectus. We derived the audited consolidated balance sheet data as of June 30, 2006 and 2007 from the consolidated financial statements of Peplin Limited included elsewhere in this prospectus. We derived the unaudited consolidated statement of operations data for the year ended June 30, 2003, the audited consolidated statements of operations data for the year ended June 30, 2004, the unaudited consolidated balance sheet data as of June 30, 2003 and the audited consolidated balance sheet data as of June 30, 2004 and 2005 from the consolidated financial statements of Peplin Limited not included in this prospectus. The unaudited financial statements have been prepared on a basis consistent with the audited financial statements. You should read this financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements and accompanying notes of Peplin Limited, which are included elsewhere in this prospectus, and “Balance Sheet of Peplin, Inc.”

						Period from
						Inception
	Year Ended June 30,					to June 30,
	2003	2004	2005	2006	2007	2007
	(Unaudited)
	(Amounts in thousands except for per share data)

Consolidated Statements of Operations Data:
Revenues	$39	$121	$5,610	$—	$—	$5,770
Cost of operations:
Research and development	3,062	5,624	7,163	9,265	18,238	46,278
General, and administrative	1,000	1,501	1,657	2,070	4,112	11,771

Loss from operations	(4,024)	(7,004)	(3,210)	(11,335)	(22,350)	(52,279)
Other income (expenses)	828	1,084	472	995	1,787	6,172

Net loss before income taxes	(3,196)	(5,920)	(2,738)	(10,340)	(20,563)	(46,107)
Income tax expense	—	—	—	—	—	—

Net loss	$(3,196)	$(5,920)	$(2,738)	$(10,340)	$(20,563)	$(46,107)

Net loss per ordinary share(1):
Basic and diluted	$(0.05)	$(0.08)	$(0.03)	$(0.09)	$(0.12)

Ordinary shares used to compute net loss per ordinary share(1):
Basic and diluted	59,879	74,045	87,751	118,929	178,048

Pro forma net loss per ordinary share(2):
Basic and diluted					$(2.31)

(1)	Please see Note 1 to our consolidated financial statements for an explanation of the method used to calculate basic and diluted net loss per ordinary share.

(2)	This information is unaudited. See Note 15 to our consolidated financial statements for further information.

	As of June 30,
	2003	2004	2005	2006	2007
	(Unaudited)
	(Amounts in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$4,296	$5,286	$6,244	$16,840	$20,246
Working capital	2,500	998	5,102	14,781	17,211
Total assets	4,627	6,785	7,777	25,314	24,088
Non-current liabilities	—	—	—	62	102
Stockholders’ equity	2,651	1,579	6,506	16,385	19,737

Peplin, Inc.

The actual balance sheet data set forth below has been derived from the audited balance sheet of Peplin, Inc. as of the date of its incorporation, July 31, 2007.

At July 31, 2007
(Amounts in thousands)

Cash	$1

Total assets	$1

Stockholders’ equity	$1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with “Selected Financial Data” and the consolidated financial statements and related notes of Peplin Limited and the Balance Sheet of Peplin, Inc. and related notes included elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of events may differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. We do not have any intention or obligation to update forward-looking statements in this prospectus after the date of this prospectus, except as required by law.

Overview

We are a development stage specialty pharmaceutical company focused on advancing and commercializing innovative medical dermatology products. We are currently developing PEP005, which is the first in a new class of compounds and which is derived from the sap of Euphorbia peplus, or E. peplus, a rapidly growing, readily-available plant commonly referred to as petty spurge or radium weed. E. peplus has a long history of traditional use for a variety of conditions, including the topical self-treatment of various skin disorders, including skin cancer and pre-cancerous skin lesions. Our lead product candidate is a patient-applied topical gel containing PEP005, a compound the use of which we have patented for the treatment of actinic keratosis, or AK. The product candidate is currently in Phase II clinical trials and is referred to as PEP005 Topical for AK. AK is generally considered the most common pre-cancerous skin condition and typically appears on sun-exposed areas of the skin as small, rough, scaly patches. If left untreated, AK lesions may progress to a form of skin cancer called squamous cell carcinoma, or SCC. We believe that PEP005 Topical for AK, once developed and if approved for commercialization by the appropriate regulatory authorities, could offer patients an effective and well-tolerated treatment alternative for AK with a short, two-to-three day application regimen that could be performed by the patient at home.

We are also developing a product candidate containing PEP005, the use of which we have patented for the treatment of superficial basal cell carcinoma, or superficial BCC. The product candidate is currently in Phase IIa clinical trials and is referred to as PEP005 Topical for BCC. BCC is the most commonly occurring cancerous lesion and can present in two forms, nodular BCC, which appears as a shiny bump or nodule that may be confused with a mole, and superficial BCC, which has a slightly raised, ulcerated or crusted surface. Our development of PEP005 Topical for BCC is at an earlier stage than that of PEP005 Topical for AK. However, we believe that this product candidate, once developed and if approved for commercialization by the appropriate regulatory authorities, could offer patients an effective and well-tolerated treatment alternative for superficial BCC with a short, two-to-three day application regimen that would be applied in the physician’s office by the physician or a clinician.

We recently completed a Phase IIb clinical trial designed to evaluate the safety, tolerability and efficacy of three different dosages of PEP005 Topical for AK when used as a field-directed therapy for the treatment of AK on the trunk, extremities and scalp. The results of this trial, which we call PEP005-006, suggest that a single application of PEP005 Topical for AK, each day for two or three consecutive days, presents a favorable safety profile and is well tolerated. In addition, the trial demonstrated statistically significant lesion clearance by all measures and at all doses studied. These results suggest a clear relationship between activity of the drug and dosage in all treatment groups. We are also conducting a Phase IIa trial of PEP005 Topical for AK as a field-directed therapy on the face and scalp. Furthermore, we are currently evaluating PEP005 Topical for BCC in a Phase IIa clinical trial.

Subject to input from the U.S. Food and Drug Administration, or FDA, we expect to complete a further facial Phase IIb trial to confirm the design of our PEP005 Topical for AK Phase III pivotal trials on the face, which we plan to run in parallel with our Phase III program. We anticipate beginning our Phase III clinical program in the first quarter of 2008 with a non-facial trial, and filing our new drug application, or NDA, for both facial and non-facial indications, by the end of 2009, assuming completion of the Phase III clinical trials.

We operate our manufacturing facility for the drying, milling, extraction and purification of PEP005 in Southport, Queensland, Australia. Other activities relating to manufacturing are undertaken by various outside contractors. Currently, clinical batches are manufactured, packaged and labeled by a single third-party in the United Kingdom. The clinical supplies are then shipped to locations designated by us or our clinical research organization for use in trials. We believe we will need to increase our manufacturing capacity if any of our product candidates are approved for commercialization.

To date we have not generated any revenue from the sale of our products and have funded our operations primarily through the sale of equity securities and government grants. We have experienced net losses in each year since our inception. As of June 30, 2007, we had an accumulated deficit of $46.1 million. We expect our net losses to continue and to increase as the continued development of our PEP005 product candidates will require significant additional expenditures for a variety of activities, including continued preclinical studies, clinical trials, research and development, manufacturing development and regulatory approvals. We do not expect to generate revenue from the sale of our products until one or more of our product candidates is approved for sale by the FDA, which we do not expect to occur prior to 2010. We cannot assure you that any of our product candidates will obtain FDA approval in a timely manner, or at all. Our product candidates are based on an untested new chemical entity with a novel mode of action. We may not obtain regulatory approval for many reasons, including, among others:

•	our inability to complete our ongoing and planned clinical trials in a timely manner;

•	the results of our clinical trials may not effectively demonstrate the safety and efficacy of our product candidates;

•	the data from our clinical trials may not support an NDA;

•	the FDA may disagree with the results of our clinical trials; or

•	the FDA may change its approval policies and procedures.

If we are unable to obtain regulatory approval of any of our product candidates, we will be unable to generate revenue and may never become profitable.

We were formed for the purpose of reorganizing our former parent company, Peplin Limited, into the United States. Peplin Limited, formerly known as Peplin Biotech Ltd, was formed in 1999 as an Australian company. On October 16, 2007, we acquired all the outstanding shares of Peplin Limited pursuant to a Scheme of Arrangement. We refer to this transaction as the Reorganization. Following the Reorganization, Peplin Limited became our wholly-owned subsidiary and our business and operations consist solely of the business and operations of Peplin Limited.

Critical Accounting Estimates and Judgments

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments related to development costs. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making assumptions about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 1 to our consolidated financial statements appearing elsewhere in this prospectus, we believe the following accounting policies are critical to the process of making significant estimates and judgments in preparation of our financial statements.

Revenue Recognition

We apply the revenue recognition criteria outlined in Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition and Emerging Issues Task Force, or EITF, Issue 00-21, Revenue Arrangements with Multiple Deliverables. In applying these revenue recognition criteria, we consider a variety of factors in determining the appropriate method of revenue recognition under our revenue arrangements, such as whether the elements are separable, whether there are determinable fair values and whether there is a unique earnings process associated with each element of a contract.

Our revenue consists of amounts received under a license and collaboration agreement with Allergan, Inc., or Allergan, entered into in November 2002. Revenue under the agreement included a non-refundable upfront payment, quarterly installment payments and subsequent milestone payments based on performance. Upon receipt, all payments, including the milestone payments that we deemed to be inseparable from the overall license fee, were recorded as deferred license fee income and recognized as revenue ratably over the term of the license. The license and collaboration agreement also provided for Allergan to reimburse us for certain research and development activities performed by us. Reimbursed amounts were reflected in research and development expense. The agreement was cancelled in October 2004 and Allergan paid a cancellation fee of $1.3 million, which we recognized as revenue. Pursuant to a termination agreement, Allergan may receive certain future royalties from Peplin Limited (refer to Note 8 of our consolidated financial statements included elsewhere in this prospectus). Additionally, at the date of cancellation, we recognized as revenue all amounts that had been recorded as deferred license fee income.

Government Grant Income

Government grants, which support our research efforts in specific projects, generally provide for reimbursement of approved costs incurred. Grant receipts are recognized by us as other income when research and development expenditures to which the particular grant relates have been incurred.

We received two grants under from the Australian Government under its R&D START program where the grant payments were made quarterly in advance based on estimated expenditures. In these instances, the advance payments received were classified as deferred income until the qualified expenditures had been incurred. The final R&D START grant was completed in August 2004.

In 2006, we were awarded a research grant under the Australian Government’s Pharmaceuticals Partnerships Program, or P3 program. Under the terms of the P3 program, we received grant proceeds in arrears. Where qualifying expenses have been incurred and grant proceeds not yet received, a receivable for grant income is recorded in the balance sheet. There are no unfulfilled conditions or contingencies attaching to this grant nor are there any repayment provisions.

Stock-Based Compensation

We account for stock-based employee compensation arrangements using the fair value based method as prescribed in accordance with the provisions of Statement of Financial Accounting Standards, or SFAS, No. 123R, Accounting for Stock Based Compensation (revised 2004), or SFAS No. 123R. We have recently adopted SFAS No. 123R and applied the measurement and valuation provisions to all stock options granted since our inception. Stock based compensation cost for employees is measured at the grant date, based on the fair value of the award and is recognized as an expense over the period awards are expected to vest. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results differ from our estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised.

Options granted to consultants and other non-employees are accounted for in accordance with EITF consensus No. 96-18, Accounting for Equity Instruments that are issued to Other than Employees for Acquiring, or in Connection with Selling Goods or Services. Compensation cost for stock options granted to non-employees is measured at the earlier of the date at which the commitment for performance by the consultant or non-employee to earn the equity instrument is reached or the date at which the consultant’s or non-employee’s performance is complete. The fair value of stock options is calculated using a Black-Scholes valuation model and is expensed over the performance period.

The fair value of all options granted to employees, directors and contractors were computed at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Years Ended June 30,
	2005	2006	2007

Risk Free Interest Rate	5.28%	5.72%	5.97%
Expected Dividend Yield	0%	0%	0%
Expected Term (in years)	2.82	2.89	2.62
Expected Volatility	59%	64%	52%
Expected Forfeiture	0.85%	1.28%	1.17%

The Black-Scholes option pricing model was developed for use in estimating the fair value of options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The expected term of the options used in the estimation of the fair value of non-traded options has been determined based on the mid point between the vesting date and the end of the contractual term. For those options issued prior to June 30, 2006, we have utilized an average volatility based on peer companies within the biotechnology sector.

Income Tax

We account for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes, or SFAS No. 109. SFAS No. 109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of deferred tax assets and liabilities of a change in tax rates is recognized in the income statement in the period that it includes the enactment date. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will be not realized.

Financial Overview

Revenue

From our inception to June 30, 2007, our revenue consisted of license fees received under a license and collaboration agreement with Allergan entered into in November 2002. License fees included a non-refundable upfront payment, quarterly installment payments and milestone payments based on achieving certain predefined milestones. Upon receipt, all such payments, including the milestone payments which we deemed to be inseparable from the overall license fee, were recorded as deferred license fee income and were recognized as revenue ratably over the term of the license. The agreement was cancelled in October 2004 and Allergan, Inc. paid a cancellation fee of $1.3 million which was recognized as revenue. At that time, all amounts previously recorded as deferred income that had not been recognized were recognized as revenue.

Research and Development Expenses

Our research and development expenses primarily consist of expenses related to the development of PEP005, the compound used in our product candidates, including preclinical studies, toxicology, clinical trials, regulatory expenses and manufacturing materials used in clinical trials and other trials. We also incur significant expenses to operate our clinical trials including trial design, clinical site reimbursement, data management and associated travel expenses. Our research and development expenses also include fees for design services, contractors and materials, expenses associated with clinical trial materials and employee compensation, including stock-based compensation. From our inception through June 30, 2007, we have incurred $46.3 million in research and development expenses relating to the development of PEP005, net of

$1.3 million in product development income received from Allergan. Our license and collaboration agreement with Allergan also provided for Allergan to reimburse us for a portion of the costs of research and development activities performed by us. These amounts were recorded in research and development expense as income.

General and Administrative

Our general and administrative expenses primarily consist of compensation for our executive, financial, marketing and administrative personnel, including stock-based compensation, as well as compensation for our board of directors. Other general and administrative expenses include facility costs not otherwise included in research and development expenses, patent related costs and professional fees for legal, consulting and accounting services. From our inception through June 30, 2007, we have incurred $11.8 million for general and administrative expenses.

Other Income (Expense)

Total other income consists of grants received from the Australian Government under a number of grant arrangements including its R&D START program and its P3 program. Our most recent R&D START grant completed in August 2004. Total income to-date recognized under the R&D START grants was $2.1 million. The amount recognized under the P3 program from inception to June 30, 2007 was $0.6 million.

Total other income also consists of interest income earned on our cash and cash equivalents and short-term deposits.

Income Taxes

Since inception, we have incurred operating losses and, accordingly, have not recorded a provision or benefit for income taxes for any of the periods presented. As of June 30, 2007, we had net operating loss carry-forwards of $19.3 million. The majority of these net operating loss and tax credit carryforwards were incurred in Australia and will carry forward subject to the satisfaction of either a continuity of ownership or business test as applied in that country. Utilization of net operating loss carryforwards may be subject to annual limitation due to Australian Tax Office requirements that are applicable if we experience an “ownership change” that may occur, for example, as a result of this offering aggregated with certain other sales of our stock before or after this offering. Due to our lack of earnings history, realization of these deferred tax assets is not more likely than not, therefore the deferred tax assets have been fully offset by a valuation allowance.

Results of Operations

Our functional currency for accounting purposes is the Australian dollar. However, our reporting currency is the U.S. dollar. As a result, in preparing our financial statements for purposes of this prospectus, and going forward in our annual and quarterly reports, we must convert the amounts recorded in our functional currency to our reporting currency. For revenues and expenses reported during any period, we use the average foreign currency exchange rate during that period. For assets and liabilities, we use the foreign currency exchange rate as of the end of such period. Given the fluctuations in foreign currency exchange rates, we may experience changes in reported amounts from period to period that occur primarily as a result of these fluctuations and that are not reflective of actual changes in our business or operations.

Comparison of Years Ended June 30, 2006 and 2007

Revenue.  We recorded no revenue for the years ended June 30, 2006 and 2007.

Research and Development Expenses.  Research and development expenses increased 97% from $9.3 million in the year ended June 30, 2006 to $18.2 million in the year ended June 30, 2007. The increase in the year ended June 30, 2007 was due primarily to the commencement of our PEP005-006 and PEP005-007 Phase II clinical trials, which resulted in increased costs of $4.8 million, increased spending of approximately

$3.6 million on preclinical studies, clinical trials and additional internal research efforts and increased staffing and other personnel related costs, and approximately $0.6 million in non-cash stock-based compensation.

Research and development expenses represented 82% of total operating expenses for each of the years ended June 30, 2006 and 2007. We expect research and development expenses to increase as we devote substantial resources to research and development to support the continued development of our product candidates, including our Phase III clinical program for PEP005 Topical for AK, which includes our Phase IIb facial trial, and our ongoing Phase II clinical trials for PEP005 Topical for BCC, to expand our research and development efforts and to expand our manufacturing development. We expect to commence our Phase III clinical program for PEP005 Topical for AK in the first quarter of 2008. We do not expect to commence the Phase III clinical program for PEP005 Topical for BCC before 2010.

General and Administrative Expenses.  General and administrative expenses increased 99% from $2.1 million in the year ended June 30, 2006 to $4.1 million in the year ended June 30, 2007. This increase was primarily due to increased staffing necessary to manage and support our growth, particularly in connection with establishing our U.S. office, as well as approximately $0.8 million in non-cash stock-based compensation in the year ended June 30, 2007.

We expect that our general and administrative expenses will increase in absolute dollar amounts as we expand our legal and accounting staff, add infrastructure and incur additional costs related to operating as a U.S. public company, including directors’ and officers’ insurance, investor relations programs, increased director fees and increased professional fees.

Other Income (Expense).  Total other income was $1.0 million for the year ended June 30, 2006 and $1.8 million for the year ended June 30, 2007. This increase was primarily due to increased average cash balances in 2006 due to our raising of approximately $27.8 million in net proceeds from the sale of our ordinary shares to various investors in mid and late calendar year 2006. We received $0.4 million and $0.2 million related to government grants during the years ended June 30, 2006 and 2007, respectively.

Comparison of Years Ended June 30, 2005 and 2006

Revenue.  Revenue decreased from $5.6 million in the year ended June 30, 2005 to $0 in the year ended June 30, 2006. The decrease was primarily attributable to the termination of our license and collaboration agreement with Allergan, which occurred in October 2004 and the related recognition of deferred revenue associated with those fees in the year ended June 30, 2005.

Research and Development Expenses.  Research and development expenses increased 29% from $7.2 million in the year ended June 30, 2005 to $9.3 million in the year ended June 30, 2006. The increase primarily related to the commencement of three Phase IIa clinical trials in March 2005, one for each of AK, superficial BCC and nodular BCC. These trials reported in November 2005, May 2006 and July 2006, respectively. We also continued to invest in research and development relating to PEP005 for topical applications and to the use of PEP005 for other indications, such as leukemia. Research and development expenses represented 81% of total operating expenses in the year ended June 30, 2005 and 82% of total operating expenses in the year ended June 30, 2006, respectively.

General and Administrative Expenses.  General and administrative expenses increased 24% from $1.7 million in the year ended June 30, 2005 to $2.1 million in the year ended June 30, 2006. The increase primarily related to costs associated with our investor relations or other indirect costs associated with capital raising and our establishment of U.S. operations, as well as the hiring of additional staff to assist us in managing and supporting our growth.

Other Income (Expense).  Total other income was $0.5 million in the year ended June 30, 2005 and $1.0 million in the year ended June 30, 2006. The increase in other income was attributable to an increase in government grant income from $0.1 million in the year ended June 30, 2005 to $0.4 million in the year ended June 30, 2006 related to the approval and subsequent receipt of grant funding under the Australian Government’s P3 program and an increase in interest income as a result of greater average cash balances during 2006 due to our capital raisings in August, September and December of 2005. Interest income increased from $0.3 million in the year ended June 30, 2005 to $0.5 million in the year ended June 30, 2006.

Liquidity and Capital Resources

Since inception, we have financed our operations primarily through placements of equity securities, receiving aggregate net proceeds from such placements totaling $59.1 million and income primarily from Allergan totaling $5.8 million and from Australian Government grants totaling $2.7 million. As of June 30, 2007, we had $20.2 million in cash and cash equivalents. Our cash and investment balances are held in a variety of interest bearing instruments, including money market accounts with high credit rated Australian banks. Cash in excess of immediate requirements is invested with regard to liquidity and capital preservation.

Net cash used in operating activities was $5.7 million, $8.8 million and $18.3 million in the years ended June 30, 2005, 2006 and 2007, respectively. The net cash used in each of these periods primarily reflects net loss for these periods, offset in part by depreciation, non-cash stock-based compensation and non-cash changes in operating assets and liabilities.

Net cash used in investing activities was $0.3 million, $1.1 million and $0.7 million in the years ended June 30, 2005, 2006 and 2007, respectively. Investing activities consist primarily of purchases and sales of short-term deposits and plant and equipment purchases. A significant portion of the purchases of plant and equipment relates to our expansion into a leased facility for manufacturing in Southport, Queensland, Australia. We expect to continue to make investments in the purchase of property and equipment to support our expanding operations.

Net cash provided by financing activities was $6.5 million, $20.5 million and $18.8 million in the years ended June 30, 2005, 2006 and 2007, respectively. Financing activities consist primarily of proceeds from the sale of our shares, as well as movements in our restricted cash balances.

On September 11, 2007 and October 8, 2007, Peplin Limited issued an aggregate of 22,222,222 ordinary shares, or 1,111,112 shares after giving effect to the Reorganization, to certain investors that entered into subscription agreements with Peplin Limited on August 9, 2007. The ordinary shares were issued for an aggregate consideration of approximately $17,111,111. In addition, Peplin Limited agreed to reimburse MPM BioVentures IV LLC for up to $14,700 of its legal costs incurred in connection with the transaction. For a more complete description of this transaction, see “Certain Relationships and Related Party Transactions — Sales of Securities.”

We believe that the net proceeds from this offering and interest earned thereon, together with our current cash, cash equivalents and short-term deposits, will be sufficient to satisfy our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available financial resources sooner than we currently expect. Our forecast of the period of time that our financial resources will be adequate to support operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed in “Risk Factors.” In light of the numerous risks and uncertainties associated with the development and commercialization of our product candidates and the extent to which we enter into collaborations with third parties to participate in their development and commercialization, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our current and anticipated clinical trials. Our future funding requirements will depend on many factors, including:

•	the scope, results, rate of progress, timing and costs of preclinical studies and clinical trials and other development activities;

•	the costs and timing of seeking and obtaining regulatory approvals;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the costs of developing our sales and marketing capabilities and establishing distribution capabilities;

•	the costs of securing coverage, payment and reimbursement of our product candidates, if any of our product candidates receive regulatory approval;

•	the effects of competing clinical, technological and market developments; and

•	the terms, timing and cash requirements of any future acquisitions, collaborative arrangements, licensing of product candidates or investing in businesses, product candidates and technologies.

We may need to raise additional funds to support our operations, and such funding may not be available to us on acceptable terms, or at all. If we are unable to raise additional funds when needed, we may not be able to continue development of our product candidates or we could be required to delay, scale back or eliminate some or all of our development programs and other operations. We may seek to raise additional funds through public or private financing, strategic partnerships or other arrangements. Any additional equity financing may be dilutive to stockholders and debt financing, if available, may involve restrictive covenants. If we raise funds through collaborative or licensing arrangements, we may be required to relinquish, on terms that are not favorable to us, rights to some of our technologies or product candidates that we would otherwise seek to develop or commercialize ourselves. Our failure to raise capital when needed may harm our business and operating results.

Contractual Obligations and Commitments

Our future contractual obligations at June 30, 2007 were as follows:

	Payments Due by Period
		Less than	1-3	3-5	More than
Contractual Obligations	Total	1 Year	Years	Years	5 Years
	(In thousands)

Research and development expenditures(1)	$4,069	$3,592	$477	$—	$—
Operating lease obligations	2,105	463	856	786	—

(1)	Represents commitments under clinical trial agreements, preclinical research studies and development obligations.

On October 7, 2004, we entered into a termination and settlement agreement with Allergan in order to terminate the license and collaboration agreement entered into with Allergan in November 2002. Pursuant to the terms of the termination agreement, Allergan paid us $1.3 million in satisfaction of its outstanding obligations under the license and collaboration agreement and retained no residual rights to PEP005. Furthermore, should we relicense PEP005 in a topical formulation to another party, we agree to pay Allergan 25% of any license or similar fees we receive prior to the commercialization of such PEP005 product, subject to a cap of $3.0 million, and 25% of royalties and similar revenue we receive following the commercialization of the product subject to a cap of $4.0 million; however, the combination of pre-commercialization license fees and post-commercialization royalties will not exceed $4.0 million. Alternatively, if we or our affiliates sell PEP005 in a topical formulation for specified indications in the United States, Canada, Mexico and certain other countries, we will pay Allergan up to $4.0 million by way of a 10% royalty on net sales. In no event will our total payments to Allergan under the termination agreement exceed $4.0 million.

Related Party Transactions

For a description of our related party transactions, see the section of this prospectus entitled “Certain Relationships and Related Party Transactions.”

Off Balance Sheet Arrangements

We have not engaged in off balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.

Recent Accounting Pronouncements

In July 2006, the Financial Accounts Standards Board, or FASB, issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We will adopt FIN 48 as of July 1, 2007 as required. The application of FIN 48 is not expected to have a material impact on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS No. 157, which provides guidance for using fair value to measure assets and liabilities. It also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. SFAS No. 157 is not expected to have a material impact on our consolidated financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin, or SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, or SAB No. 108. SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company’s balance sheets and statements of operations and the related financial statement disclosures. Early application of the guidance in SAB No. 108 is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006, we do not expect the adoption of SAB No. 108 to have a material impact on our consolidated results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115, or SFAS No. 159. SFAS No. 159 expands the use of fair value accounting but does not affect existing standards, which require assets or liabilities to be carried at fair value. This statement gives entities the option to record certain financial assets and liabilities at fair value with the changes in fair value recorded in earnings. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is not expected to have a material impact on our consolidated financial statements.

In March 2007, the FASB issued EITF Issue No. 07-03, Accounting for Nonrefundable Advance Payments for Goods or Services to be used in Future Research and Development Activities, or EITF 07-03. EITF 07-03 clarifies that non-refundable advance payments for future research and development activities should be deferred and capitalized. It provides guidance that amounts should be recognized as an expense as the goods are delivered or the related services are performed. The issue notes if an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. The EITF reached a tentative conclusion that the issue should be effective for fiscal years beginning after December 15, 2007. We are currently evaluating the impact of EITF 07-03 on our consolidated financial statements.

Quantitative and Qualitative Disclosure About Market Risk

Our exposure to market risk is confined to our cash and cash equivalents, which have maturities of less than three months. The primary objective of our investment activities is to preserve our capital to fund operations. We also seek to maximize income from our investments without assuming significant risk. To achieve our objectives, we maintain a portfolio of cash equivalents. As of June 30, 2007, we had cash and cash equivalents of $20.2 million. Because of the short-term maturities of our cash equivalents, we do not believe that an increase in market rates would have any negative impact on the realized value of our cash equivalents.

During fiscal year 2004, we entered into a foreign currency forward facility with the Commonwealth Bank of Australia. The facility was secured with a deposit, which we recorded as non-current restricted cash as at June 30, 2004 and 2005. This facility was established to hedge the foreign currency exchange risk of specific U.S. dollar receivables into Australian dollars, our functional currency. No contracts have been entered since fiscal year 2004.

Currently, we are exposed to foreign exchange risk, particularly with the U.S. dollar, Australian dollar and the Great British pound, as a result of certain research and development activities that are undertaken internationally. It is our policy to minimize the use of financial derivatives and achieve risk mitigation through natural hedges. These natural hedges include the maintenance of a U.S. dollar, Australian dollar and Great British pound bank accounts and deposits to primarily facilitate the payment of research and development activities. In addition we attempt to denominate contracts in Australian dollars whenever possible, regardless of the country in which work will be performed. Because our functional currency is the Australian dollar, our reported financial results are subject to fluctuation resulting from changes in the Australian to U.S. exchange rate.

BUSINESS

Overview

We are a development stage specialty pharmaceutical company focused on advancing and commercializing innovative medical dermatology products. We are currently developing PEP005, which is the first in a new class of compounds and which is derived from the sap of Euphorbia peplus, or E. peplus, a rapidly growing, readily-available plant commonly referred to as petty spurge or radium weed. E. peplus has a long history of traditional use for a variety of conditions, including the topical self-treatment of various skin disorders, including skin cancer and pre-cancerous skin lesions. Our lead product candidate is a patient-applied topical gel containing PEP005, a compound the use of which we have patented for the treatment of actinic keratosis, or AK. This product candidate is currently in Phase II clinical trials and is referred to as PEP005 Topical for AK. AK is generally considered the most common pre-cancerous skin condition and typically appears on sun-exposed areas of the skin as small, rough, scaly patches. If left untreated, AK lesions may progress to a form of skin cancer called squamous cell carcinoma, or SCC. We believe that PEP005 Topical for AK, once developed and if approved for commercialization by the appropriate regulatory authorities, could offer patients an effective and well-tolerated treatment alternative for AK with a short, two-to-three day application regimen that could be performed by the patient at home.

We are also developing a product candidate containing PEP005, the use of which we have patented for the treatment of superficial basal cell carcinoma, or superficial BCC. This product candidate is currently in Phase IIa clinical trials and is referred to as PEP005 Topical for BCC. BCC is the most commonly occurring cancerous lesion and can present in two forms, nodular BCC, which appears as a shiny bump or nodule that may be confused with a mole, and superficial BCC, which has a slightly raised, ulcerated or crusted surface. Our development of PEP005 Topical for BCC is at an earlier stage than that of PEP005 Topical for AK. However, we believe that this product candidate, once developed and if approved for commercialization by the appropriate regulatory authorities, could offer patients an effective and well-tolerated treatment alternative for superficial BCC with a short, two-to-three day application regimen that would be applied in the physician’s office by the physician or a clinician.

In pursuit of U.S. Food and Drug Administration, or FDA, approval, we recently completed a Phase IIb clinical trial designed to evaluate the safety, tolerability and efficacy of three different dosages of our lead product candidate, PEP005 Topical for AK, when used as a field-directed therapy for the treatment of non-facial AK lesions, including lesions on the scalp. Field-directed therapy refers to the application of PEP005 Topical for AK to a broad area of sun damaged skin that includes AK lesions. We believe that the results of this trial, which we call PEP005-006, suggest that a single application of PEP005 Topical for AK, each day for two or three consecutive days, presents a favorable safety profile and is well tolerated. In addition, the trial demonstrated a statistically significant and clinically meaningful lesion clearance by all measures evaluated and at all doses studied. The results also demonstrated a clear dose-response relationship between activity of the drug and dosage for all treatment groups. We are also investigating PEP005 Topical for AK as a field-directed therapy on the face and scalp in our PEP005-007 trial. Furthermore, we are currently evaluating PEP005 Topical for BCC when used as tumor-directed therapy in a Phase IIa clinical trial called PEP005-009.

Subject to input from the FDA, we expect to complete a further facial Phase IIb trial to confirm the design of our PEP005 Topical for AK Phase III pivotal trials on the face, which we plan to run in parallel with our Phase III program. We anticipate beginning our Phase III clinical program in the first quarter of 2008 with a non-facial trial, and filing our NDA, for both facial and non-facial indications, by the end of 2009, assuming completion of the Phase III clinical trials. We do not expect to commence the superficial BCC Phase III clinical program until at least 2010.

We own patents and have filed applications that relate to the use of PEP005 and related molecules and pharmaceutical compositions of those molecules from plants in the genus Euphorbiaceae in the treatment of cancers, AK, pre-cancers and other diseases, in the United States, Australia, New Zealand, as well as several other markets around the world, including in the European Union. In addition, we have filed patents which protect certain aspects of our product candidate formulations. We plan to develop a direct sales and marketing organization to commercialize and market PEP005 Topical for AK to the dermatology community if it receives regulatory approval. Initially, we anticipate that our sales representatives will target high prescribing dermatologists in the United States, and dermatologists and other clinicians that treat AK in Australia and New Zealand. As a result, we believe a relatively modest sales organization can effectively penetrate this market.

We were formed for the purpose of reorganizing our former parent company, Peplin Limited, into the United States. Peplin Limited, formerly known as Peplin Biotech Ltd, was formed in 1999 as an Australian company. On October 16, 2007, we acquired all the outstanding shares of Peplin Limited pursuant to a Scheme of Arrangement. We refer to this transaction as the Reorganization. Following the Reorganization, Peplin Limited became our wholly-owned subsidiary and our business and operations consist solely of the business and operations of Peplin Limited.

Pre-Cancerous Skin Lesions and Skin Cancer

Repeated or prolonged exposure to ultraviolet light, the invisible but intense rays of the sun, can result in skin damage. Some of the effects, such as suntan or sunburn, are quickly visible. However, other skin changes, including liver spots and deep wrinkles, appear slowly and worsen over time. With repeated and long-term sun exposure, skin damage, particularly in fair skinned people, may result in skin disorders including pre-cancerous skin lesions and various skin cancers.

AK is generally considered the most common pre-cancerous skin condition. AK usually appears as small, rough, scaly areas on the face, lips, ears, back of hands, forearms, scalp or neck. If left untreated, AK lesions may progress to a form of skin cancer called squamous cell carcinoma, or SCC. The Lewin Group, Inc., estimates that the total direct costs for AK in the United States was $1.2 billion in 2004, and in 2002 there were approximately 8.2 million office visits for the treatment of AK with a cost to the U.S. healthcare system of approximately $1.2 billion. The Lewin Group also estimated that there were 58 million people in the United States living with AK in 2004. According to a May 2006 issue of The Journal of Family Practice, in northern hemisphere populations, 11% to 25% of adults have at least one AK lesion, compared with 40% to 60% of adults in Australia, which has the highest prevalence of AK worldwide.

Melanoma, SCC and BCC, are the three primary forms of skin cancer, all of which typically develop on areas of the body that are exposed to the sun. Given its propensity to rapidly spread to other organs of the body, melanoma is the most serious and difficult to treat of all skin cancers. According to the American Academy of Dermatology, melanoma accounts for approximately 4% of all new cases of skin cancer each year. SCC usually develops in the epidermis, the upper layer of the skin, and accounts for approximately 16% of all new cases of skin cancer annually. BCC develops in the basal, or lower, layer of the epidermis, and accounts for approximately 80% of all new cases of skin cancer annually. BCC can present in two forms, nodular BCC, which appears as a shiny bump or nodule that may be confused with a mole, and superficial BCC, which has a slightly raised, ulcerated or crusted surface. SCC and BCC, together, are often referred to as non-melanoma skin cancers. The Lewin Group estimates that there were 1.2 million individuals with non-melanoma skin cancer in the United States, with treatment costs to the U.S. healthcare system of $1.4 billion in 2004. Estimates suggest that the incidence of non-melanoma skin cancer increased an average of 3% to 8% per year over the period from the 1960’s to the 1990’s.

AK and BCC are, respectively, the most commonly occurring pre-cancerous and cancerous skin lesions, and we expect their incidence to increase at a significant rate, given societal trends that emphasize tanning and clothing styles that expose skin, increased participation in outdoor activities and increased longevity. We are initially developing a topical gel based on our lead compound, PEP005, to treat AK and superficial BCC. However, we also intend to evaluate the utility of PEP005 in treating other skin disorders, including nodular BCC, SCC and cutaneous warts.

Existing Treatments and their Limitations

Existing treatment alternatives for AK and BCC range from surgical or ablative procedures, where lesions or tumors are destroyed or cut out of the skin, to topical treatments that are designed to clear the lesion or tumor through repeated application, to combinations of surgical or ablative procedures with topical therapies. Currently, the primary treatment for AK is cryotherapy and the primary treatment for BCC is surgical excision. The following briefly discusses the range of existing treatment alternatives from the most invasive to least invasive.

Surgery.  Surgical procedures range from curettage and desiccation, or scraping and burning of the lesion, to simple excision, to the sophisticated surgical techniques of Mohs surgery, which involves repetitive removal of tissue over several stages while maintaining as much of the surrounding healthy tissue as possible. Surgery is generally used to treat BCC, with long-term clearance rates up to 95% for Mohs surgery, depending on the nature of the tumor and the form of surgical intervention. However, results are dependent on operator experience and technique, and physician follow-up may be needed to monitor healing. Given that other less invasive treatment alternatives are effective in treating AK, it is not typically treated using surgical excision. Some surgical techniques, such as Mohs surgery, can be costly and time consuming and can cause pain, scarring and other unsatisfactory cosmetic outcomes, which may be particularly undesirable for treatments on the face or neck.

Cryotherapy.  Cryotherapy is a quick and well-established treatment alternative in which the clinician removes individual clinically-obvious AK lesions by applying a cryogen, or extreme cold, for a sufficient period of time to destroy the lesion. The International Journal of Dermatology reported that the overall complete response rate for cryotherapy was 67.2%, ranging from 39% to 83%, depending on the freezing time. Cryotherapy has no therapeutic benefit on the surrounding area of sun damaged skin and can result in unwanted damage to surrounding healthy tissue, pain, blistering and loss of skin pigmentation, leaving permanent white spots. Like surgery, cryotherapy can lead to unsatisfactory cosmetic outcomes, particularly for treatments on the face or neck. In addition, because there is no standardized treatment protocol for cryotherapy, results may not be uniform. Cryotherapy is currently the most common treatment alternative used for AK. Cryotherapy can also be used to remove small, superficial BCC tumors, but its use in BCC is not typical because surgical approaches are generally more effective.

Photodynamic therapy, or PDT.  PDT involves the in-office application of a topical solution to the AK lesions followed by the application of light therapy to activate the drug in the topical solution. Typically, a patient will visit the physician’s office in the morning, where the topical solution will be applied to the affected area. The patient will then be asked to return several hours later to receive the treatment. During this waiting period, the drug is absorbed into the skin. The patient is advised to avoid being exposed to bright light while the drug is being absorbed and, generally, for up to 40 hours after the procedure. Once the drug has been absorbed, the physician applies the light therapy. When the treated area of skin is exposed to a light source of an appropriate wave length and energy, the drug will attack and clear the AK lesions. To perform PDT procedures, the physician must make an upfront capital investment to acquire the appropriate light source and make repeated purchases of the drug. In published clinical studies for one type of PDT, marketed as Levulan Kerastick, PDT has demonstrated complete clearance of all treated AK lesions in 66% of patients, eight weeks after initial treatment. Following a second treatment, 85% of patients had complete clearance. PDT is not indicated for the treatment of BCC in the United States.

Topical agents.  As AK lesions typically emerge in an area of sun damaged skin, the goal of topical therapy has been to treat not only the obvious lesions but also the surrounding transformed cells in the sun damaged skin to reduce the development of new or recurrent lesions. Surgery, cryotherapy and PDT are targeted at the clearance of clinically obvious AK lesions. Topical agents are generally considered a field-directed therapy for AK because they are applied to an entire area of skin to treat clinically obvious lesions and the surrounding sun-damaged skin where lesions may develop. The following are the primary FDA-approved topical agents for treatment of AK or BCC:

•	Topical imiquimod: Topical imiquimod, sold as Aldara, is indicated for the treatment of AK lesions on the face or scalp, smaller superficial BCC tumors and external genital and perianal warts. Topical imiquimod activates the body’s immune system, causing the migration of white blood cells to the treated area to attack and kill the damaged skin cells. In the treatment of AK, topical imiquimod is applied by the patient twice per week for 16 weeks. According to the product’s package insert, topical imiquimod demonstrated a complete clearance rate at eight weeks post-treatment, or 24 weeks after commencing treatment, in 45% of patients. In addition, topical imiquimod can reveal and clear AK lesions in the skin that have not yet become clinically apparent, resulting in a further long term benefit. During the treatment period, and for a period of time after, the side effects include erythema, or redness, dryness, scaling and crusting. Due to the intensity of these side effects in some patients, they are advised to take a rest for several days during treatment. Following the treatment, an additional one to two weeks of healing is generally required. In superficial BCC applications, topical imiquimod is applied by the patient five times per week for six weeks; however, topical imiquimod is not commonly used to treat superficial BCC.

•	Topical 5-FU: Topical 5-fluorouracil, or topical 5-FU, is a topical formulation of an off-patent chemotherapeutic agent. It is sold, in differing concentrations, as Efudex, Carac, Fluoroplex and others, and is used primarily to treat AK lesions. Topical 5-FU acts by inhibiting the altered skin cells from making and repairing DNA, which prevents the AK cells from growing and multiplying and ultimately results in cell death. Topical 5-FU is typically applied twice-a-day by the patient for approximately two to four weeks. According to the products’ package inserts, topical 5-FU demonstrated a complete clearance, of approximately 50% of patients. Like topical imiquimod, topical 5-FU can also treat skin lesions that have not yet become clinically apparent. While effective, the common side effects include burning, redness, pain, erosion and dryness of the skin which may continue for a period of time after therapy. The pain and unsightliness of these temporary side effects can be severe enough to affect patient tolerability and may cause the patient to prematurely terminate treatment. To reduce inflammation, a topical corticosteroid is sometimes applied. Following the treatment, an additional one-to-two months of healing is generally required. Topical 5-FU is not routinely used in the treatment of BCC, although approved for this indication.

•	Topical diclofenac: Diclofenac is a non-steroidal anti-inflammatory drug that has been shown to clear AK lesions. Topical diclofenac gel is currently indicated only for the treatment of AK and is marketed under the trade name Solaraze. The drug is prescribed for patient application twice-a-day for 30 to 90 days, although complete healing of AK lesions may not be evident for up to 30 days following therapy. According to the product’s package insert, topical diclofenac has produced complete clearance of AK lesions at 30 days post-treatment, or 60 to 120 days after initial treatment, in 18% to 47% of patients, based on the location of the legion. During the extended applications of the topical agent, there may be a rash, scaling or dryness of the skin. Contact sensitization has been observed and patients are typically advised to avoid sun exposure during treatment.

Currently, cryotherapy is the most common treatment alternative used for AK. It is used as the sole approach in approximately 75% of the treatments for AK lesions, and in combination with pharmacotherapy in approximately 9% of the treatments. Topical drugs are used alone in approximately 16% of AK treatments. Cryotherapy can also be used to remove small, superficial BCC tumors, but its use in BCC is not typical because surgical approaches are generally more effective. We believe that treatment of AK will continue to grow primarily as a function of factors such as:

•	growth in the incidence of AK;

•	better awareness of AK, sun damage and skin cancer, including the recognition of the benefits of early intervention and prevention of progression to skin cancer;

•	a developing understanding among clinicians that topical agents for the treatment of AK may treat both clinically obvious lesions and other lesions that may not yet be visible; and

•	general patient preference for more cosmetically acceptable and less invasive treatment alternatives.

We believe that existing topical therapies for AK, while successful in the marketplace, face barriers to broader adoption. The primary and most significant limitations of existing topical agents are the generally long courses of therapy, which can range from 2 weeks to 16 weeks, and the unsightly side effects of these topical agents, which persist in the treatment area throughout the course of treatment. We believe these limitations result in general patient dissatisfaction and poor patient compliance with treatment regimens, which ultimately can result in poor treatment outcomes.

Our Solution — PEP005

We are developing a new class of naturally occurring compounds that we believe have the potential to treat certain skin cancers and pre-cancerous lesions, while addressing some of the limitations of existing treatment alternatives. These compounds are small molecules that we extract and purify from the sap of Euphorbia peplus, a rapidly growing, readily-available plant commonly referred to as petty spurge or radium weed. E. peplus has a long history of traditional use for a variety of conditions, and particularly topical self-treatment of various skin disorders, including skin cancer. We refer to our lead compound derived from E. peplus as PEP005.

In our preclinical studies for PEP005 we have observed that the topical application of PEP005 has two distinct and complementary mechanisms of action. First, application of PEP005 topically to a tumor resulted in the rapid swelling of mitochondria in the tumor cells, ultimately resulting in necrosis, or tumor cell death. Second, PEP005 activates the body’s immune system, causing neutrophils, a type of white blood cell, to infiltrate the treated site. The white blood cells activated as a result of PEP005 treatment appear to target and destroy any residual tumor cells, which appears to limit or prevent relapse of tumors.

Our lead product candidate is a patient-applied topical gel for the treatment of actinic keratosis, or AK, which we refer to as PEP005 Topical for AK. We are also developing a physician-applied topical gel for the treatment of superficial BCC, which we refer to as PEP005 Topical for BCC. We also intend to evaluate the utility of PEP005 in a topical formulation for treating other skin disorders, including nodular BCC, SCC and cutaneous warts.

PEP005 Topical for AK

We recently completed our PEP005-006 Phase IIb clinical trial of our PEP005 Topical for AK as a field-directed therapy for non-facial AK lesions, including lesions on the scalp. Preliminary results from the trial of 222 patients suggest that the drug presents a favorable safety profile and is well tolerated at all tested doses. Preliminary results are results that have been confirmed by us, but have not yet been presented to the FDA in a final report. The trial involved a single application of either 0.025% or 0.05% of PEP005 Topical for AK each day, for two or three consecutive days. The most common side effects were local skin responses, such as redness, flaking or scaling and crusting. Local skin responses typically resolved in two to four weeks after cessation of treatment. The trial evaluated three efficacy measures based on various clearance rates. On the primary efficacy measure, partial AK clearance rate, 75% of the patients in the highest dose group cleared three quarters or more of their lesions 57 days post-treatment and 56% of patients in the lowest dose group cleared three quarters or more of their lesions 57 days post-treatment. The two secondary efficacy measures were complete AK clearance and baseline AK clearance rate. In the highest dose group the complete AK clearance rate and baseline AK clearance rate were 54% and 58%, respectively, and in the lowest dose group were 40% and 42%, respectively. We must successfully complete additional trials before we can commercialize this product candidate.

As compared with other treatment alternatives, we believe that PEP005 Topical for AK could offer a combination of attractive benefits to patients seeking treatment of AK, including:

•	a short two-to-three day treatment regimen;

•	localized, transient and well-tolerated side effects;

•	a unique mode of action distinct from other AK treatment modalities;

•	a convenient, patient-applied, take-home prescription medication; and

•	the ability to treat visible lesions and the surrounding sun-damaged skin where lesions may develop in the future.

AK is predominantly treated using either cryotherapy alone, cryotherapy in conjunction with topical agents or topical agents alone. We believe the shortcomings of current topical treatments have limited their broader adoption. We believe PEP005 Topical for AK could address these shortcomings and has the potential to expand the markets for both topical agents used in conjunction with cryotherapy, and topical agents used alone, to treat AK.

PEP005 Topical for BCC

The preliminary results from our most recent PEP005-003 Phase IIa clinical trial of PEP005 Topical for BCC, suggest that this drug candidate presents a favorable safety profile and is well tolerated. Further, 71% of superficial BCC tumors were cleared with just two applications of 0.05% PEP005 Topical for BCC and the result was statistically significant. We intend to develop PEP005 Topical for BCC as an in-office, physician-applied treatment procedure for superficial BCC tumors. We are presently conducting a further Phase II trial of PEP005, which we call PEP005-009, a dose escalation clinical trial in which we are increasing the dosage of PEP005 Topical for BCC to establish the maximum tolerated doses when administered as a single application and when administered as two applications one week apart. We are also evaluating the tumor clearance rate at the maximum tolerated doses. We must successfully complete these and other trials before we can seek regulatory approval to commercialize this product candidate. We do not expect to commence our Phase III clinical program for PEP005 Topical for BCC until at least 2010.

The vast majority of BCC tumors are treated by surgical methods. However, we believe that the associated pain and morbidity, together with the potential for long term surgical scars that accompany surgery represent an important short coming of this treatment approach. Further, we believe that physicians and their patients would embrace an effective and well tolerated topical alternative to surgery. We believe PEP005 Topical for BCC has the potential to be a prominent treatment option for smaller and well demarcated superficial BCC tumors.

While we believe PEP005 Topical for AK and PEP005 Topical for BCC offer advantages to other currently existing treatment options, the potential side effects of these product candidates include redness, flaking or scaling, crusting, swelling, blistering, ulceration, changes in pigmentation and scarring. The side effects from these product candidates may last as long as four weeks. Moreover, patients may believe that treatment with products containing PEP005 will be uncomfortable or inconvenient. Physicians and patients may perceive that the side effects of our products outweigh the benefits of their use and, and as result, may be unwilling to change their current treatment regimens. Furthermore, even if approved by the FDA, physicians may not prescribe our products until we do have long term data regarding their safety and efficacy.

Our Strategy

Our objective is to build a specialty pharmaceutical company focused on the development and commercialization of products for selected medical dermatology markets in the United States, Australia and New Zealand. Key aspects of our strategy include:

•	Successfully developing PEP005 Topical for AK. Following receipt and analysis of all data from our PEP005-007 clinical trial, which we expect by the end of 2007, we plan to meet with the FDA to review our preclinical, manufacturing and clinical data, and to discuss the design of our Phase III clinical program and other registration trials required to support an NDA for PEP005 Topical for AK. We expect to initiate our first Phase III clinical trial in the first calendar quarter of 2008, and to file our NDA with the FDA before the end of 2009, assuming the successful completion of our Phase III program.

•	Successfully developing PEP005 Topical for BCC and pursuing additional indications. We are currently in Phase II testing and intend to continue development of PEP005 Topical for BCC as an in-office clinician applied treatment procedure for the treatment of superficial BCC. We believe that PEP005 in topical formulation has potential in a number of indications beyond AK and superficial BCC, particularly SCC and cutaneous warts, and plan to evaluate the attractiveness of pursuing such additional indications.

•	Driving the adoption of our products through a direct sales and marketing effort. We intend to build a sales and marketing capability focused on the high prescribing clinicians among the estimated 10,000 board certified dermatologists in the United States, and dermatologists and other clinicians who treat AK and BCC in Australia and New Zealand. We regard these as our target markets and believe that we can effectively penetrate these markets and optimize the potential for adoption of our lead product candidates with a relatively modest sales and marketing organization. Outside of these target geographic areas, we intend to commercialize our product candidates for treating AK and BCC through collaborative development and licensing arrangements with leading companies in those markets.

•	Acquiring or in-licensing complementary drug candidates within our area of commercial focus. We intend to capitalize on the investment that we expect to make in our product development and sales and marketing infrastructure through the focused in-licensing or acquisition of complementary products, which are targeted at strategically attractive segments of the medical dermatology market.

Clinical Development Program

PEP005 Topical for AK

We are developing PEP005 Topical for AK as a prescription, patient-applied, take-home, topical medication available in single-use tubes. We expect that commercial packages will consist of two or three tubes and be sufficient for a course of treatment of a 25 cm2 area, which, for example, approximates half the sun damaged area to be treated on the typical forehead or cheek. We are currently defining an optimized treatment regimen in which the course of therapy is once a day application for two or three consecutive days.

Clinical Overview.  We are developing PEP005 Topical for AK under an Investigational New Drug, or IND, application filed with the FDA in June 2004. To date, we have completed five clinical trials in our AK program with a total of 463 patients treated with active drug, including our most recent Phase IIb clinical trial of 222 patients with non-facial field treatment, which we refer to as our PEP005-006 trial, that included 162 patients on active drug. Our early trials focused on evaluating the safety and preliminary efficacy of PEP005 Topical for AK as a lesion-directed therapy for non-facial AK lesions, including lesions on the scalp. Lesion-directed therapy, in this case, refers to the application of PEP005 Topical for AK to the AK lesion and immediate peri-lesional skin area only. As our clinical trials for AK progressed, we have transitioned from the evaluation of PEP005 Topical for AK as a lesion-directed therapy for both facial and non-facial AK lesions to its evaluation as a field-directed therapy for non-facial and facial AK lesions. Field-directed therapy refers to the application of PEP005 Topical for AK to a broader area of sun damaged skin that includes the AK lesions.

In each of our clinical trials, PEP005 Topical for AK has suggested a favorable safety profile. Localized redness, flaking or scaling and crusting were the most common skin responses or skin reactions reported in our trials. All of these reactions were transient and generally cleared within two to four weeks following treatment. Significantly, no scarring or other longer term complications have been observed. Moreover, no drug-related serious adverse events have been reported. Our trials indicate that PEP005 Topical for AK may clear AK lesions with a single application applied each day for a period of two or three days.

Evaluation Metrics.  We evaluate safety based on the occurrence of adverse events and serious adverse events, or adverse events that are life threatening in nature. Potential side effects include redness, flaking or scaling, crusting, swelling, blistering, ulceration, changes in pigmentation and scarring. We also evaluate the patient’s skin response at the treatment site based on a subjective evaluation made by the investigator using a scale of none, mild, moderate and severe. Some response at the treatment site is desirable, because it indicates the site is responding to treatment. We believe that an optimal response is mild to moderate. A severe rating indicates that patient’s skin was highly responsive to the treatment, but does not necessarily indicate the occurrence of an adverse event.

We evaluate clearance rates in our PEP005-006 and PEP005-007 clinical trials using three efficacy metrics:

•	Partial AK lesion clearance rate. This rate is defined as the proportion of patients in the trial who, on the 57th day post-treatment, manifested 75% or greater reduction in the number of AK lesions identified at baseline in the treatment area. Lesions that were not present at the baseline measurement but that manifest during the course of treatment are not counted under this metric.

•	Complete AK lesion clearance rate. This rate is defined as the proportion of patients in the trial who, on the 57th day post-treatment visit, manifested no clinically visible AK lesions in the treatment area whether they existed at the baseline measurement or manifested during the trial period.

•	Baseline AK lesion clearance rate. This rate is defined as the proportion of patients in the trial who, on the 57th day post-treatment, manifested 100% reduction in the number of AK lesions identified at baseline in the treatment area. Lesions that were not present at the baseline measurement but that manifest during the course of treatment are not counted under this metric.

PEP005-006 Clinical Trial.  Our PEP005-006 clinical trial was a multi-center, randomized, double-blind, double-dummy, vehicle-controlled trial, designed to assess safety, tolerability and efficacy of PEP005 Topical for AK as a field-directed treatment in non-facial locations. The trial treated 222 patients, 178 male and 44 female, with a mean age of 67 years. Patients were randomized into one of four treatment groups:

•	50 patients that received a formulation strength of 0.025% administered days one, two and three;

•	55 patients that received the vehicle on day one and a formulation strength of 0.05% on days two and three;

•	57 patients that received a formulation strength of 0.05% on days one, two and three; and

•	60 patients that received the vehicle on days one, two and three.

A vehicle-controlled study compares the result of a product against its vehicle, which is the portion of the product that does not contain an active pharmaceutical ingredient. The vehicle in the PEP005-006 trial was applied to a 25cm2 area of skin containing four to eight AK lesions on the arm, shoulder, chest, back or scalp. Patients applied the treatment themselves, with at least the initial treatment occurring under physician supervision. Our vehicle was an isopropyl alcohol gel. We believe our vehicle reaction is consistent with that observed in most topical dermatologic trials of AK.

Safety and Tolerability.  At all doses, PEP005 Topical for AK suggested a favorable safety profile and was well tolerated by the patients enrolled in the trial. Across all active treatment groups, 24 patients of a total 159, were reported not eligible to apply the third day dose due to response to the drug, the majority of which received the highest formulation strength. There were no drug related serious adverse events reported. The most common side-effects were localized skin responses at the treatment site, compromising redness, flaking or scaling and crusting. Local skin responses resolved spontaneously and generally within two to four weeks following treatment. No patients have discontinued the trial due to adverse events. Investigators in the trial reported that the majority of patient skin responses to treatment were either mild or moderate, with approximately 19% of patients in the highest dosage treatment group experiencing a severe response.

Efficacy.  Efficacy was evaluated 57 days post-treatment using a modified intent to treat patient population, which consisted of all patients that received at least one dose and had at least one assessment following the baseline assessment. The statistical significance of the difference in the clearance rates of active treatment groups compared to vehicle treatment groups is presented in terms of p-value in the chart below.

		0.025% (3 Days)		0.05% (2 Days)		0.05% (3 Days)
	Vehicle	%	p-value	%	p-value	%	p-value

Efficacy measure
Partial clearance rate	22%	56%	0.0002	62%	<0.0001	75%	<0.0001
Complete AK lesion clearance rate	12%	40%	0.0006	44%	0.0001	54%	<0.0001
Baseline AK lesion clearance rate	13%	42%	0.0007	44%	0.0003	58%	<0.0001

Subjective assessment.  As part of the assessment, patients were asked to evaluate the convenience and ease of use of the treatment, cosmetic outcome of the treatment, their satisfaction with the treatment compared to prior AK treatments and their overall level of satisfaction. Patients ranked their response on a scale from 1, very negative, to 7, very positive, with 4 being neutral. At the highest dose group, the average patient score measuring satisfaction in comparison with prior AK treatments was 5.7, and at the lowest dose group was 5.5. The average patient score for overall satisfaction at the highest dose group was 6.0, and at the lowest dose group was 6.1.

PEP005-007 Clinical Trial.  Our PEP005-007 clinical trial is an open label, or non-blinded, Phase IIa trial currently ongoing at sites in Australia and New Zealand. The trial is designed to evaluate the safety and efficacy of PEP005 Topical for AK at various formulation strengths when applied as a field-directed therapy to sun-damaged areas on the face and scalp. Patients apply PEP005 Topical for AK for two or three days to treatment fields of 25cm2 containing four to eight lesions. Efficacy is being evaluated based on partial and complete clearance rates in the treated field. We plan to evaluate efficacy on the 57th day after treatment and at other post-treatment visits, and side effects will be evaluated at various points in time. Preliminary results of the trial, including efficacy data, are expected to be available in December 2007.

AK Clinical Development Plan.  We expect the clinical safety and efficacy data from our Phase II clinical trials in AK patients to allow us to define the appropriate formulation strength and treatment regimen for facial and non-facial field directed therapy. Following completion of our PEP005-006 and PEP005-007 clinical trials we expect to meet with the FDA to review our preclinical, manufacturing and clinical data and to discuss the design of our Phase III pivotal clinical trials and other registration trials required to support an NDA approval for PEP005 Topical for AK. We plan to treat both facial and non-facial AK lesions in our Phase III program, which we expect will require a minimum of one non-facial and two facial pivotal trials. The PEP005-007 trial will help us determine whether the same formulation strength will be appropriate for field-directed therapy on and off the face or a lower formulation strength will be appropriate for field-directed therapy on the face as compared to off the face. Subject to input from the FDA, we expect to complete a further facial Phase IIb trial to confirm the design of our Phase III pivotal trials on the face, which we plan to run in parallel with our Phase III program. We anticipate beginning our Phase III clinical program in the first quarter of 2008 with a non-facial trial, and filing our NDA, for both facial and non-facial indications, by the end of 2009, assuming completion of the Phase III clinical trials.

PEP005 Topical for BCC

We are developing PEP005 Topical for BCC as an in-office, physician-applied, tumor-directed treatment procedure for superficial BCC that is designed for application using a delivery device to accurately administer a quantity of drug calibrated to tumor size and volume. We are currently evaluating various treatment regimens in which PEP005 Topical for BCC is applied to tumors at either one or two office visits, with the two office visits occurring a week apart, at drug quantities that vary depending on the size of the tumor.

Clinical Overview.  We are developing PEP005 Topical for BCC under a separate IND filed with the FDA in June 2004. To date, we have completed two, Phase IIa, clinical trials in the BCC program with a total of 118 patients treated, and have a third Phase IIa trial of approximately 50 patients that is ongoing. We also plan to commence and complete a Phase IIb trial before we begin planning our Phase III pivotal clinical trials. We relied on data from our AK Phase I trials to enable initiation of the program for superficial BCC at a more advanced stage. Our trials have focused on tumor-directed therapy for both facial and non-facial superficial BCC tumors. Unlike our AK clinical development program, we do not intend to evaluate PEP005 Topical for BCC as a field-directed therapy.

Across our completed BCC trials, PEP005 Topical for BCC has suggested a favorable safety profile, with the most common local skin reaction being redness. Moreover, no drug-related serious adverse events have been reported in these trials, and no patients have discontinued the trial due to adverse events. Preliminary efficacy evaluation has shown that lesion clearance may be achieved with one to two doses of PEP005 Topical for BCC.

PEP005-003 Clinical Trial.  PEP005-003 was a Phase IIa, multi-center, double-blind, randomized, vehicle-controlled, parallel group trial designed to assess the safety of PEP005 Topical for BCC at three formulation strengths. The trial’s secondary objectives were to determine an appropriate treatment regimen and to provide preliminary efficacy evaluation of PEP005 Topical for BCC.

We enrolled 60 patients in the trial and randomized them to one of two treatment arms: one that received treatment on days one and two, and one that received treatment on days one and eight. Each treatment arm consisted of four treatment groups with each group receiving one of the following formulation strengths: 0.0025%, 0.01%, 0.05% or vehicle. Patients were required to have a biopsy-confirmed superficial BCC located on the arm, shoulder, chest, face, neck, leg or back. The median tumor diameter was nine millimeters, with a range of 4 to 15 millimeters. PEP005 Topical for BCC in the amount of 70 or 100 microliters, depending on tumor size, was applied to the superficial BCC once daily on the two treatment days. All applications of PEP005 Topical for BCC were performed in a physician’s office by a clinician. Patients were then monitored for 12 weeks. All but two patients completed their two day courses of therapy.

The preliminary results of the trial demonstrated that PEP005 Topical for BCC was well-tolerated with a favorable safety profile. The majority of local skin reactions were mild to moderate. The most frequently reported local skin response was redness. Local skin responses typically resolved within four weeks and all local skin responses were resolved by the end of the trial. There were no drug-related serious adverse events reported.

The primary evaluation of efficacy was the clearance rate determined from examination of excised treatment sites at the 12-week evaluation visit. The trial suggested a dose related response to the drug. The most effective concentration of PEP005 Topical for BCC was the highest formulation strength. In the group that received treatment on days one and two, 71% of superficial BCCs out of a total number of seven were completely cleared versus 0% of the six in the vehicle group. This difference was statistically significant with a p-value of 0.02.

PEP005-009 Clinical Trial.  Our PEP005-009 clinical trial is an ongoing Phase II dose escalation trial designed to determine the maximum tolerable dose of PEP005 Topical for BCC. A total of 13 patients are currently in the dose escalation phase of this trial. PEP005 Topical for BCC is being administered to superficial BCC tumors on the trunk as either a single application or two applications occurring one week apart. Secondary objectives of this trial include an evaluation of tumor clearance rates. We intend to enroll an additional 25 patients, to be treated at the two respective maximum tolerated doses, in each arm of the trial to provide a confidence interval around the observed clearance rate. All applications of PEP005 Topical for BCC are being performed in a physician’s office by a clinician. We expect to report the results of this trial in 2008.

BCC Clinical Development Plan.  We expect the clinical safety and preliminary efficacy data from our PEP005-009 and future Phase II trials in superficial BCC patients to allow us to define an appropriate formulation strength and treatment regimen. We anticipate that the Phase III clinical program will likely include two identical vehicle-controlled pivotal trials. We plan to assess histologic clearance as well as clinical clearance. In addition, we expect to conduct an open-label, five-year, trial with active treatment only and without excision of the treatment sites. We expect to assess two-year recurrence rates at an interim point in this trial to form the basis for the NDA submission at that time. The remaining trial period (three years) is required to assess post-approval, long-term recurrence rates. Prior to initiation of the Phase III program, we will meet with the FDA to review preclinical, manufacturing and clinical data and to discuss the design of Phase III pivotal and other registration trials. We do not expect to commence the superficial BCC Phase III clinical program before 2010.

Other Indications

We believe that there are other potential uses for PEP005 in topical formulations for treatment of skin conditions, such as cutaneous warts and other non-melanoma skin cancers, such as SCC and nodular BCC. Of these potential indications, we have completed initial clinical trials for SCC in situ and nodular BCC. These initial clinical trials have demonstrated the potential of PEP005 to clear these skin cancers following two applications.

In addition, PEP005 has shown potential anti-cancer activity in preclinical tests against certain forms of leukemia and bladder cancers. We plan to pursue initial clinical trials of PEP005 as an intravenous therapy for certain forms of leukemia and as an intra-cavitary formulation for superficial forms of bladder cancer. We continue to support research in several of these areas with studies based on preclinical, clinical, regulatory and marketing criteria that we have established through our strategic planning processes. Once we demonstrate clinical proof of principle in one or more of these indications, we plan to collaborate on the further development and commercialization of these oncology products.

Third-Party Independent Contract Research Organizations

We do not currently conduct clinical trials on our own, and instead rely on Omnicare CR, Inc., or Omnicare, an independent clinical research organization to provide us with clinical trial design and administration services. Pursuant to a Clinical Master Services Agreement with Omnicare, we submit project protocols on an as needed basis to Omnicare which then administers the trial pursuant to the terms of the protocol and our directions. The Clinical Master Services Agreement, or any project protocol, is terminable by either party on 30 days notice, provided that Omnicare cannot terminate if a project remains incomplete. We also depend on independent clinical investigators to provide services in connection with our preclinical pharmacology and toxicology research and development and our clinical trials. Our preclinical pharmacology and toxicology research and development and our clinical trials are conducted by a number of third parties at a number of different sites in different jurisdictions, including the United States, Australia and New Zealand, and these third parties play a significant role in the conduct of these trials and the subsequent collection and analysis of data. We own no laboratories or other research space and, therefore, must rely on third parties for these services. To date, we have been able to manage the use of these third parties in order to effectively carry out our preclinical pharmacology and toxicology research and development and our clinical trials.

Intellectual Property

We own patents and have filed applications that relate to the use of PEP005 and related molecules and pharmaceutical compositions of those molecules from plants in the genus Euphorbiaceae in the treatment of cancers, AK, pre-cancers and other diseases in the United States, Australia, New Zealand, as well as several other markets around the world, including in the European Union. In addition, we have filed patents which protect certain aspects of our product candidate formulations. In total, we own exclusive rights to three patents and seven patent applications in the United States, and 13 patents and 32 patent applications (including three pending Patent Cooperation Treaty applications and two Australian provisional applications) outside the United States, relating to uses and formulations of PEP005. We also have three pending Patent Cooperation Treaty applications relating to our products. Our issued U.S. and non-U.S. patents expire between August 2018 and August 2021, subject to any patent term extension which might be available under the Hatch-Waxman legislation or similar laws in Europe and other foreign jurisdictions. Of these issued patents and patent applications, four and seven, respectively, relate to the treatment of skin cancers, including SCC, BCC and AK. We also have patents and patent applications related to the treatment of other conditions, including solid cancers, tumors, colon cancer, bladder cancer, prostate cancer, cervical cancer, breast cancer and warts. All of our patent and patent applications relate to technology that we have developed in-house. In addition, we rely on trade secrets and contractual arrangements to protect certain aspects of our proprietary information and products.

We believe that we were the first to document, in a controlled setting, the clinical utility of the sap of E. peplus in the treatment of certain forms of skin cancer and pre-cancerous lesions and further to isolate, characterize and validate the single molecular entity responsible for the anti-skin cancer effects of the plant sap. We believe our patents protect our proprietary rights to the use of PEP005 and related molecules, generally, angeloyl substituted ingenanes, whether obtained or obtainable from the sap of E. peplus, in the treatment of skin cancer, pre-cancerous lesions, cancer in general and a variety of other conditions and diseases.

We own patents and patent applications related to the following:

•	the use of PEP005 and related compounds in the treatment of cancer, skin cancer, pre-cancerous lesions, AK and a number of other dermatologic, oncologic and other diseases;

•	formulations that stabilize and optimize the delivery of PEP005 and related compounds; and

•	immune stimulating properties, wound healing; combination with other anti-cancer agents and biomarkers of sensitivity.

Manufacturing

The production process for PEP005 involves cultivation, extraction, purification and formulation and filling. E. peplus grows on a number of continents, including Australia, North America and Europe. We currently contract with five growers which are disbursed throughout Queensland, Australia to cultivate our raw supply E. peplus. We expect that the supply from these growers will be adequate for the next several years. In Australia, E. peplus can be grown for approximately nine months of the year and it typically takes 16 weeks from the time of planting to the harvest of the mature plant. We also store dried E. peplus from our suppliers to manage potential supply variations. We are continually seeking alternative suppliers and expect to look for alternatives, including suppliers outside of Queensland, Australia to meet our potential future large-scale commercial needs.

We operate our leased manufacturing plant for the drying, milling, extracting and purifying of pharmaceutical grade PEP005. Following receipt of the raw E. peplus, we use a proprietary extraction and purification technology to produce isolated crystalline PEP005 under Good Manufacturing Practices, or cGMP, and to specified purity. Synthetic production technologies have been evaluated, but rejected as too complex and expensive. Our manufacturing plant is located in Southport, Queensland, Australia. Horticultural and other activities are undertaken by various outside contractors based in southeast Queensland, Australia.

The drug product used in clinical trials is a non-sterile gel in which crystalline PEP005 is completely dissolved. Gel formulations prepared for topical clinical trials and cGMP stability trials consist of the drug dissolved in benzyl alcohol then added to isopropyl alcohol and mixed with citrate buffer and hydroxyethyl cellulose. All process parts are manufactured separately and then combined under controlled mixing conditions to form a homogeneous bulk product. Currently, formulation, filling and packaging of our product candidates is undertaken by DPT Laboratories, Ltd., or DPT, a contract manufacturing organization in San Antonio, Texas. Pursuant to our development and clinical supply agreement with DPT, DPT is responsible for supplying us with PEP005 Topical for AK in quantities sufficient for our Phase III clinical trials. Clinical batches are formulated, filled and packaged under cGMP conditions at DPT’s facilities in San Antonio, Texas. The clinical supplies are then shipped to locations designated by us or our clinical research organization for use in trials. Our development and clinical supply agreement with DPT has a four-year term, ending October 2011. We may terminate the agreement for any reason upon thirty days written notice to DPT. DPT may terminate the agreement upon thirty days written notice to us upon our uncured breach or our insolvency.

Sales and Marketing

We own patents and have filed applications that relate to the use of PEP005 and related molecules and pharmaceutical compositions of those molecules from plants in the genus Euphorbiaceae in the treatment of cancers, AK, pre-cancers and certain other diseases in the United States, Australia, New Zealand, as well as several other markets around the world, including in the European Union. In addition, we have filed patents which protect certain aspects of our product candidate formulations. We plan to develop a sales and marketing organization to commercialize PEP005 Topical for AK and to promote it to the dermatology community when it receives regulatory approval. Initially, we anticipate that our sales representatives will target high prescribing dermatologists in the United States, and dermatologists and other clinicians who treat AK in Australia and New Zealand. We regard these markets as our target markets. We estimate that there are 10,000 board certified dermatologists in the United States and that high prescribers are well defined and can be targeted with a modest sales force. Accordingly, we believe a relatively modest sales organization can effectively penetrate this market. We intend to utilize various marketing strategies to enhance the market understanding and appreciation of the various attractive features of our products, including engendering and leveraging support of key opinion leaders in the field of dermatology, maintaining an active presence at scientific and industry conferences and developing a robust body of scientific data supporting the safety and efficacy of our products.

In addition, it is our intention to seek collaborative development and licensing arrangements with leading companies in geographic regions outside of our core selected target markets in order to develop and commercialize products incorporating PEP005 in non-core markets. We believe this is the most effective way for us to leverage the maximum value for our product candidates consistent with the resources that we have available to us.

Competition

There are many technologies, techniques and products for the treatment of AKs, including cryotherapy with liquid nitrogen, PDT, and topical products, such as Carac, Efudex, Solaraze, Fluoroplex and Aldara. The companies that market topical products include Graceway Pharmaceuticals, LLC, Meda AB, iNova Pharmaceuticals (Australia) Pty Limited, Valeant Pharmaceuticals International, Dermik Laboratories, Shire plc and Bradley Pharmaceuticals, Inc. Other AK therapies are also known to be under development by a number of companies such as Medigene (GmbH), Heidelberg Pharma AG, Curis and others.

Commercial development of PDT agents is currently being pursued by a number of companies. These include: DUSA Pharmaceuticals, Inc., QLT Inc., Axcan Pharma Inc., Miravant, Inc., Pharmacyclics, Inc., QLT PhotoTherapeutics, Inc., medac GmbH, photonamic GmbH & Co. KG, and PhotoCure ASA, which has FDA approval to market its product for the treatment of AK in the United States and who entered into a marketing agreement with Galderma S.A. for countries outside of Nordic countries for certain dermatology indications.

The pharmaceutical industry is highly competitive, and many of our competitors have substantially greater financial, technical and marketing resources than we have. In addition, several of these companies have significantly greater experience than we do in developing products, conducting preclinical and clinical testing and obtaining regulatory approvals to market products for healthcare. Our competitors may succeed in developing products that are safer or more effective than ours and in obtaining regulatory marketing approval of future products before we do. Our competitiveness may also be affected by our ability to manufacture and market our products and by the level of reimbursement for the cost of our drug and treatment by third-party payers, such as insurance companies, health maintenance organizations and government agencies.

Third-Party Reimbursement

In both domestic and foreign markets, our ability to commercialize successfully and attract strategic partners for our product candidates depends in significant part on the availability of adequate coverage and reimbursement from third-party payers, including, in the United States, governmental payers such as the Medicare, Medicaid and Veterans Affairs programs, as well as private health insurers, including managed care organizations, and other third-party payers. Third-party payers are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new drugs as well as examining their cost effectiveness. Any third-party payer determination that our product candidates are not cost-effective or any significant cost containment measures could have a material adverse effect on our ability to operate profitably.

In addition, political, economic and regulatory influences are subjecting the healthcare industry in the United States to fundamental changes, and we are unable to predict legislation, regulations or policies, if any, relating to our industry and products may be enacted in the future. For instance, on December 8, 2003, President Bush signed into law the Medicare Prescription Drug Improvement and Modernization Act, or MMA, which, among other things, changed significantly the way that Medicare covers and reimburses certain pharmaceutical products. The new law created a new Part D prescription drug benefit which, beginning January 1, 2006, provided Medicare beneficiaries with subsidized prescription drug coverage from private sector providers, or Part D plan sponsors. Under the MMA, plan sponsors can limit the number of prescription drugs that will be covered in each therapeutic category and class on their formularies.

Once we obtain FDA clearance or approval for our products and begin to market them, we anticipate that Medicare will cover PEP005 Topical for AK under the Part D prescription drug benefit as a new class of patient self-administered therapy and will cover PEP005 Topical for BCC under the Medicare Part B program as it is an in-office, physician-applied treatment. We cannot be certain, however, that any of our product candidates will successfully be placed on Part D plan formularies, nor can we predict the negotiated price for our drug candidates under Part D, which will be determined by market factors. In addition, we cannot predict whether any of our drug candidates will be covered under Medicare Part B.

Government Regulation

United States

Prescription drug products are subject to extensive pre- and post-market regulation by the FDA, including regulations that govern the testing, manufacturing, safety, efficacy, labeling, storage, record keeping, advertising and promotion of such products under the Federal Food Drug and Cosmetic Act, or FFDCA, and its implementing regulations, and by comparable agencies and laws in foreign countries. Failure to comply with applicable FDA or other requirements may result in civil or criminal penalties, recall or seizure of products, partial or total suspension of production or withdrawal of the product from the market. FDA approval is required before any new unapproved drug or dosage form, including a new use of a previously approved drug, can be marketed in the United States. All applications for FDA approval must contain, among other things, information relating to pharmaceutical formulation, stability, manufacturing, processing, packaging, labeling, and quality control.

New Drug Application.  Approval of a New Drug Application, or NDA, by the FDA is required before a drug may be marketed in the United States. This process generally involves:

•	completion of preclinical laboratory and animal testing in compliance with the FDA’s good laboratory practice, or GLP, regulations;

•	submission to the FDA of an Investigational New Drug, or IND, application for human clinical testing which must become effective before human clinical trials may begin;

•	performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug product for each intended use;

•	satisfactory completion of an FDA pre-approval inspection of the facility or facilities at which the product is produced to assess compliance with the FDA’s current Good Manufacturing Practice, or cGMP, regulations; and

•	submission to and approval by the FDA of an NDA.

Preclinical tests include laboratory evaluation of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animals. The results of preclinical tests, together with manufacturing information and analytical data, are submitted as part of an IND application to the FDA. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30 day time period, raises concerns or questions about the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development. Further, an independent institutional review board, or IRB, for each medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center and it must monitor the trial until completed. The FDA, the IRB, or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive Good Clinical Practice, or GCP, regulations, including regulations for informed consent.

For purposes of an NDA submission and approval, human clinical trials are typically conducted in the following three phases, which may overlap:

•	Phase I: Studies are initially conducted in a limited population to test the product candidate for safety, dose tolerance, absorption, metabolism, distribution and excretion in healthy humans or, on occasion, in patients, such as cancer patients.

•	Phase II: Studies are generally conducted in a limited patient population to identify possible adverse effects and safety risks, to determine the preliminary efficacy of the product for specific targeted indications and to determine dose tolerance and optimal dosage. Multiple Phase II clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more expensive Phase III clinical trials. In some cases, a sponsor may decide to run what is referred to as a “Phase IIb” evaluation, which is a second, confirmatory Phase II trial that could, if positive and accepted by the FDA, serve as a pivotal trial in the approval of a product candidate.

•	Phase III: These are commonly referred to as pivotal studies. When Phase II evaluations demonstrate that a dose range of the product is effective and has an acceptable safety profile, Phase III trials are undertaken in large patient populations to further evaluate dosage, to provide substantial evidence of clinical efficacy and to further test for safety in an expanded and diverse patient population at multiple, geographically-dispersed clinical trial sites.

In some cases, the FDA may condition approval of an NDA for a product candidate on the sponsor’s agreement to conduct additional clinical trials to further assess the drug’s safety and effectiveness after NDA approval. Such post approval trials are typically referred to as Phase IV studies.

The results of product development, preclinical studies and clinical trials are submitted to the FDA as part of an NDA. NDAs must also contain extensive manufacturing information. Once the submission has been accepted for filing, by law the FDA has 180 days to review the application and respond to the applicant. In 1992, under the Prescription Drug User Fee Act, or PDUFA, the FDA agreed to specific goals for improving the drug review time and created a two-tiered system of review times — Standard Review and Priority Review. Standard Review is applied to a drug that offers at most, only minor improvement over existing marketed therapies. The 2002 amendments to PDUFA set a goal that a Standard Review of an NDA be accomplished within a ten-month timeframe. A Priority Review designation is given to drugs that offer major advances in treatment, or provide a treatment where no adequate therapy exists. A Priority Review means that the time it takes the FDA to review an NDA is reduced such that the goal for completing a Priority Review initial review cycle is six months. It is likely that our product candidates will be on a ten-month initial review cycle. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. The FDA may deny approval of an NDA if the applicable regulatory criteria are not satisfied, or it may require additional clinical data and/or an additional pivotal Phase III clinical trial. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data from clinical trials are not always conclusive and the FDA may interpret data differently than we do. Once issued, the FDA may withdraw product approval if ongoing regulatory requirements are not met or if safety problems occur after the product reaches the market. In addition, the FDA may require testing, including Phase IV studies, and surveillance programs to monitor the effect of approved products which have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these postmarketing programs. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved label. Further, if there are any modifications to the drug, including changes in indications, labeling, or manufacturing processes or facilities, we may be required to submit and obtain FDA approval of a new or supplemental NDA, which may require us to develop additional data or conduct additional preclinical studies and clinical trials.

Given the number of recent high profile adverse safety events with certain drug products, the FDA may require, as a condition of approval, costly risk management programs which may include safety surveillance, restricted distribution and use, patient education, enhanced labeling, special packaging or labeling, expedited reporting of certain adverse events, pre-approval of promotional materials and restrictions on direct-to-consumer advertising. Furthermore, heightened Congressional scrutiny on the adequacy of the FDA’s drug approval process and the agency’s efforts to assure the safety of marketed drugs has resulted in the proposal of new legislation addressing drug safety issues. If enacted, any new legislation could result in delays or increased costs during the period of product development, clinical trials and regulatory review and approval, as well as increased costs to assure compliance with any new post-approval regulatory requirements.

Manufacturing cGMP Requirements.  We and our contract manufacturers are required to comply with applicable FDA manufacturing requirements contained in the FDA’s current Good Manufacturing Practice, or cGMP, regulations. cGMP regulations require among other things, quality control, and quality assurance as well as the corresponding maintenance of records and documentation. The manufacturing facilities for our products must meet cGMP requirements to the satisfaction of the FDA pursuant to a pre-approval inspection before we can use them to manufacture our products. We and our third-party manufacturers are also subject to periodic inspections of facilities by the FDA and other authorities, including procedures and operations used in the testing and manufacture of our products to assess our compliance with applicable regulations.

Failure to comply with statutory and regulatory requirements subjects a manufacturer to possible legal or regulatory action, including warning letters, the seizure or recall of products, injunctions, consent decrees placing significant restrictions on or suspending manufacturing operations, and civil and criminal penalties. Adverse experiences with the product must be reported to the FDA and could result in the imposition of market restriction through labeling changes or in product removal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following approval.

Other Regulatory Requirements.  With respect to post-market product advertising and promotion, the FDA imposes a number of complex regulations on entities that advertise and promote pharmaceuticals, which include, among others, standards for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities, and promotional activities involving the internet. The FDA has very broad enforcement authority under the FFDCA, and failure to abide by these regulations can result in penalties, including the issuance of a warning letter directing entities to correct deviations from FDA standards, a requirement that future advertising and promotional materials be pre-cleared by the FDA, and state and federal civil and criminal investigations and prosecutions.

We are also subject to various laws and regulations regarding laboratory practices, the experimental use of animals, and the use and disposal of hazardous or potentially hazardous substances in connection with our research. In each of these areas, as above, the FDA has broad regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of approvals, seize or recall products, and withdraw approvals, any one or more of which could have a material adverse effect on us.

Outside the United States, our ability to market a product is contingent upon receiving marketing authorization from the appropriate regulatory authorities. The requirements governing marketing authorization, pricing and reimbursement vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Union registration procedures are available to companies wishing to market a product in more than one European Union member state. The regulatory authority generally will grant marketing authorization if it is satisfied that we have presented it with adequate evidence of safety, quality and efficacy.

Australia

The commercialization of our product candidates will be subject to regulation by governmental entities in Australia and other countries in which we intend to market our products. Approval for inclusion in the Australian Register of Therapeutic Goods is required before a pharmaceutical drug product may be marketed in Australia. This process generally involves:

•	completion of preclinical laboratory and animal testing;

•	submission to the Therapeutics Goods Administration, or TGA, of a clinical trial notification, or CTN, or a clinical trial exemption, or CTX, application for human trials;

•	in the case of a CTN, submission of, an investigator’s brochure, clinical protocols, related patient information and supporting documentation to the Human Research Ethics Committee, or HREC, of each institution at which the trial is to be conducted;

•	in the case of a CTX, information relating to the overseas status of the medicine, proposed usage guidelines, a pharmaceutical data sheet and a summary of preclinical and clinical data to the HREC of each institution at which the trial is to be conducted;

•	adequate and well-controlled clinical trials to demonstrate the safety and efficacy of the product;

•	compilation of evidence which demonstrates that the manufacture of the product complies with the principles of cGMP; and

•	submission of the manufacturing and clinical data to, and approval by, the Drug Safety and Evaluation Branch of the TGA.

The testing and approval processes for a drug require substantial time, effort and financial resources. Furthermore, post-market surveillance must be carried out, and any adverse reactions to the drug must be reported to the TGA. We cannot make any assurances that any approval will be granted on a timely basis, if at all.

Preclinical studies include laboratory evaluation of the product as well as animal studies to assess the potential safety and efficacy of the product. The results of the preclinical studies are submitted to each investigator’s HREC and in some instances, to the TGA. Approval by each HREC and by the TGA is generally necessary before clinical trials can commence. An HREC is an independent review committee at each institution at which a study is conducted and is set up under guidelines of the Australian National Health and Medical Research Council. The role of an HREC is ensure the protection of rights, safety, and well-being of human subjects involved in a clinical trial by, among other things, reviewing, approving, and providing continuing review of trial protocols and amendments, and of the methods and material to be used in obtaining and documenting informed consent of the trial subjects. We cannot make any assurances that submission to the applicable HRECs and the TGA will result in authorization to commence clinical trials.

Clinical trials involve administering the investigational product to healthy volunteers or patients under the supervision of a qualified principal investigator. The TGA has developed guidelines for a CTN and a CTX, the two routes for conducting clinical trials in Australia. Under the CTN scheme, all material relating to the proposed trial is submitted directly to the HREC. The TGA is formally notified by submission of a CTN application but does not review the safety of the drug or any aspect of the proposed trial. The HREC is responsible for approving the protocol for the clinical trial. The approving authority of each institution gives the final approval for the conduct of the clinical trial, having due regard to advice from the HREC. Following approval, responsibility for all aspects of the trial conducted under a CTN application remains with the HREC of each investigator’s institution and with us. A CTX application requires submission of preclinical, clinical and manufacturing data to both the TGA and the HREC of the institution at which the trials are to be conducted. A CTX trial cannot be commenced until written advice has been received from the TGA regarding the application and approval for the conduct of the trial has been obtained from the HREC of the institution at which the trials are to be conducted. The role of the TGA is primarily to assess safety issues. The role of the HREC is to consider the scientific and ethical issues of the proposed clinical trial protocols.

For purposes of a TGA submission and approval, clinical trials are typically conducted in three sequential phases that may overlap and are similar to the trials typically conducted for purposes of an NDA submission to the FDA:

•	Phase I: clinical trials that involve the initial introduction of the drug into human subjects and the exploration of its safety (adverse effects), dosage tolerance, absorption, metabolism, distribution, excretion and pharmacodynamics.

•	Phase II: clinical trials that evaluate the efficacy of the drug for specific, targeted indications, determine dosage tolerance and optimal dosage, and identify possible adverse effects and safety risks. Phase II trials usually involve studies in a limited patient population.

•	Phase III: clinical trials that generally further evaluate clinical efficacy and further test for safety within an expanded patient population sufficient to provide statistically significant data.

In order to obtain Australian marketing approval for a drug, the results of the preclinical studies and clinical trials, together with detailed information on the manufacture and composition of the product, are submitted to the Drug Safety and Evaluation Branch of the TGA with a request for approval to market the product by inclusion of the drug in the Australian Register of Therapeutic Goods. For major applications, the Drug Safety and Evaluation Branch of the TGA may refer the application to the Australian Drug Evaluation Committee for advice. Before approval, the TGA will require acceptable evidence of the standard of manufacture of the drug and compliance with cGMP. The Drug Safety and Evaluation Branch of the TGA may delay approval if applicable regulatory criteria are not satisfied, require additional testing or information, and/or require post-marketing testing and surveillance to monitor the safety or efficacy of a product. If regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which such product may be marketed.

We are currently licensed by the TGA under the Australian Therapeutic Goods Act to carry out the manufacture of the active pharmaceutical ingredient in PEP005.

Employees

As of June 30, 2007, we had 30 employees. We also retain numerous independent consultants and temporary employees to support our business needs.

Facilities

We maintain our headquarters in Emeryville, California, in leased facilities consisting of approximately 9,000 square feet. The lease for our Emeryville facility expires in August 2012, with one option to extend for an additional three year term. We also lease a corporate office in Newstead, Australia and a manufacturing facility in Southport, Queensland, Australia. Our office in Newstead consists of approximately 3,930 square feet, pursuant to a lease that expires in June 2009 with one option to extend for an additional five-year term. Our manufacturing facility in Southport consists of approximately 6,000 square feet, pursuant to a lease that expires in May 2012, with one option to extend for an additional five year term. We have also recently entered into an agreement to lease approximately 4,240 square feet of additional office space in Newstead, Australia, beginning in October 2007 and expiring in September 2009. The terms of such lease are subject to final documentation. We believe that additional space will be available on commercially reasonable terms, as needed.

Legal Proceedings

We believe that there are currently no claims that would have a material adverse impact on our financial position, operations or potential performance.

MANAGEMENT

The following table presents information about our executive officers and directors as of October 23, 2007.

Executive Officers and Directors

Name	Age	Position

Michael D.A. Aldridge	40	Chief Executive Officer and Director
Philip K. Moody	56	Chief Financial Officer, Vice President, Finance & Operations
Arthur P. Bertolino, M.D., Ph.D.	52	Chief Medical Officer, Vice President, Medical Affairs
David J.B. Smith	32	Company Secretary and Director, Finance
Peter J. Welburn Ph.D.	55	Chief Scientific Officer and Vice President, Research & Development
George W. Mahaffey	48	Chief Commercial Officer, Vice President, Sales & Marketing
Cheri A. Jones, M.S.	61	Vice President, Regulatory Affairs
Thomas G. Wiggans(1)(2)(3)	55	Chairman of the Board of Directors and Director
Cherrell Hirst(1)(3)	62	Director
Eugene Bauer, M.D.(2)(3)	65	Director
Gary Pace, B.Sc. (Hons), Ph.D.(2)(3)	59	Director
James Scopa(2)(3)	48	Director
Michael Spooner(1)(3)	50	Director

(1)	Member of audit committee.

(2)	Member of compensation committee.

(3)	Member of nominating and corporate governance committee.

Michael D.A. Aldridge has served as our Managing Director and Chief Executive Officer since October 2003. From September 2002 to September 2003, Mr. Aldridge served as a Director of Wilson HTM, an investment bank, in Brisbane, Australia. From 2000 to 2002, he served as an Associate Director of Bear, Stearns & Co.’s Healthcare Investment Banking Group. Prior to that, Mr. Aldridge held similar positions with Volpe Brown Whelan & Company in San Francisco and with the SG Warburg Group in Sydney and London. Mr. Aldridge received a B.S. in chemistry with honors from the University of Canterbury, New Zealand and a Masters in Applied Finance from Macquarie University, Sydney, Australia.

Philip K. Moody has served as our Chief Financial Officer and Vice President, Finance & Operations since October 2006. Previously, from February 1995 to April 2006, Mr. Moody served as Vice President, Finance and Operations at Chiron Corporation, a biotechnology company acquired by Novartis AG in 2006. From 1995 to his departure in April 2006, Mr. Moody held positions of increasing seniority at Chiron Corporation. Mr. Moody received a B.S. in mechanical engineering from the University of California, Berkeley and attended the Haas Graduate School of Business. Mr. Moody also has been a Certified Public Accountant.

Arthur P. Bertolino, M.D., Ph.D. has served as our Chief Medical Officer and Vice President, Medical Affairs since April 2007. Previously, from February 2003 to March 2007, Dr. Bertolino worked at Pfizer Inc., a biomedical and pharmaceutical company, where he most recently served as Clinical Group Head, Dermatology. Prior to that, from August 2001 to November 2002, Dr. Bertolino served as Chief of Dermatology at The Ohio State University. Dr. Bertolino is a board-certified dermatologist and received a B.S. in chemistry and biochemistry from Stony Brook University and an M.D. and Ph.D. from the John Hopkins University.

David J.B. Smith has served as our Company Secretary and Director, Finance since April 2006. Previously, from July 2004 to March 2006, Mr. Smith served as our Financial Controller. From April 2002 to June 2004, Mr. Smith held the position of Senior Analyst with Enertrade, a wholesale electricity trading corporation. From October 2000 to February 2002, Mr. Smith served as Group Corporate Accountant with Duke Energy International, an energy company, in London. Prior to that, from November 1999 to July 2000, Mr. Smith served as a financial accountant with Duke Energy International. Prior to November 1999, Mr. Smith held various positions with Ernst & Young. Mr. Smith is a chartered accountant and he received a Bachelor of Commerce from the University of Queensland, a Graduate Diploma in applied finance and investment from the Securities Institute of Australia and a Graduate Diploma in advanced accounting from the Queensland University of Technology.

Peter J. Welburn, Ph.D. has served as our Chief Scientific Officer and Vice President, Research & Development since April 2001, the General Manager, Australia of Peplin Limited since January 2007 and as a Director of Peplin Ireland Limited since June 2007. Prior to joining Peplin Limited, from February 1991 to March 2001, Dr. Welburn was employed by SmithKline Beecham, a pharmaceutical and healthcare company, in its global strategic marketing group. Before moving to SmithKline Beecham in 1991, Dr. Welburn managed both Australian and international research and development programs for a number of compounds at Janssen Pharmaceuticals, a pharmaceutical company. Dr. Welburn received a Ph.D. from Cardiff University.

George W. Mahaffey has served as our Chief Commercial Officer and Vice President, Sales & Marketing since May 2007. Previously, from March 2004 to January 2007, Mr. Mahaffey was the Senior Vice President, Sales & Marketing at CoTherix, Inc., a biopharmaceutical company acquired by Actelion Ltd, a biopharmaceutical company, in 2006. From April 2000 to March 2004, Mr. Mahaffey served as Senior Director, Marketing & Business Development at Scios Inc., a biopharmaceutical company acquired by Johnson & Johnson in 2003. Prior to April 2000, Mr. Mahaffey held various sales, marketing and management positions at Neurex, Inc., a biotechnology company acquired by Elan in 1999, and DuPont, a chemicals and health care company. Mr. Mahaffey received a B.S. in chemical engineering at the University of Delaware and an M.B.A. from the University of South Florida.

Cheri A. Jones, M.S. has served as our Vice President, Regulatory Affairs since June 2006. Previously, from February 2003 to February 2006, Mrs. Jones served as Vice President Regulatory Affairs at QLT U.S.A., Inc., a biopharmaceutical company. Prior to working at QLT U.S.A., Inc., Mrs. Jones worked for Obagi Medical Products, Inc., a publicly-held pharmaceutical company, Valeant Pharmaceuticals International, a publicly-held pharmaceutical company, Alpharma Inc., a publicly-held pharmaceutical company, and Bristol-Myers Squibb Company, a publicly-held pharmaceutical company. Mrs. Jones received a B.S. in health care administration and an M.S. in pharmaceutical marketing from St. John’s College of Pharmacy. She is Regulatory Affairs Certified.

Thomas G. Wiggans, has served as Chairman of our board of directors since October 2007. Previously, Mr. Wiggans served as Chief Executive Officer of Connetics Corporation, a biotechnology company, from 1994, and as Chairman of the board of directors of Connetics Corporation from January 2006, until December 2006 when Connetics Corporation was acquired by Stiefel Laboratories, Inc. From 1992 to 1994, Mr. Wiggans served as President and Chief Operating Officer of CytoTherapeutics, Inc., a biotechnology company. From 1980 to 1992, Mr. Wiggans served in various positions at Ares-Serono Group, a pharmaceutical company, including President of its U.S. pharmaceutical operations and Managing Director of its U.K. pharmaceutical operations. In addition, Mr. Wiggans is a member of the board of directors of Onyx Pharmaceuticals Inc., a publicly-held pharmaceutical company. Mr. Wiggans currently serves on the Board of Overseers of the Hoover Institution at Stanford University and the Board of Trustees of the University of Kansas Endowment Association. In addition, he is Chairman of the Biotechnology Institute, a non-profit educational organization. Mr. Wiggans received a B.S. in pharmacy from the University of Kansas and an M.B.A. from Southern Methodist University.

Cherrell Hirst has served as a member of our board of directors since August 17, 2000. From August 2000 to October 2007, Dr. Hirst served as Chairman of our board of directors. Dr. Hirst is a medical doctor and until November 2001 was a practitioner in the area of breast cancer diagnosis. She serves as a director of Suncorp-Metway Ltd, a publicly-held banking, insurance, investment and superannuation company. Dr. Hirst was Chancellor of Queensland University of Technology from 1994 until September 2004. Dr. Hirst received a M.B.B.S. and a B.Ed.St. from the University of Queensland.

Eugene Bauer, M.D. has served as a member of our board of directors since June 2006. Dr. Bauer is the Chief Executive Officer of Neosil, Inc., a dermatology company. Dr. Bauer is a Lucy Becker Professor, Emeritus, in the School of Medicine at Stanford University, a position he has held since 2002. He served as Vice President for Medical Affairs and Dean of the Stanford University School of Medicine from 1995 to 2001 and served as Chair of the Department of Dermatology at the Stanford University School of Medicine from 1988 to 1995. Dr. Bauer is also a co-founder and emeritus member of the board of directors of Connetics Corporation, a specialty pharmaceutical company acquired by Stiefel Laboratories in 2006. In addition, Dr. Bauer is a member of the board of directors of Protalex, Inc., a publicly-held biotechnology company, Echo Healthcare Acquisition Corp., a publicly-held acquisition vehicle of businesses in the healthcare industry, and Modigene, Inc., a publicly-held biopharmaceutical company. Dr. Bauer received a B.S.Med. and a M.D. from Northwestern University.

Gary Pace, B.Sc. (Hons), Ph.D. has served as a member of our board of directors since June 2004. Dr. Pace is currently Chairman and Chief Executive Officer of QRxPharma Ltd., a clinical-stage specialty pharmaceutical company, a position he has held since 2002. Dr. Pace serves as a director of ResMed, Inc., a publicly-held medical device company, Transition Therapeutics Inc., a publicly-held biopharmaceutical company, Celsion Corporation, a publicly-held biotechnology company, and Resonance Health Limited, a magnetic resonance imaging technology company. From 2000 to 2002, he was Chairman and Chief Executive Officer of Waratah Pharmaceuticals Inc., a biopharmaceutical company. From 1995 to 2001, Dr. Pace was President and Chief Executive Officer of RTP Pharma Inc., a pharmaceutical company. From 1993 to 1994, he was the founding President and Chief Executive Officer of Transcend Therapeutics Inc. (formerly Free Radical Sciences Inc.), a biopharmaceutical company. From 1989 to 1993, Dr. Pace was Senior Vice President of Clintec International, Inc., a manufacturer of clinical nutritional products. Dr. Pace received a B.S. with honors from the University of New South Wales and a Ph.D. from Massachusetts Institute of Technology.

James Scopa has served as a member of our board of directors since June 2006. Mr. Scopa is a general partner with MPM Capital, a venture capital fund, a position he has held since May 2005. Previously, from June 2002 to May 2005, Mr. Scopa was a partner and co-Director of Healthcare Investment Banking at Thomas Weisel Partners. Mr. Scopa also served on the Investment Committee for Thomas Weisel Partners Health Care venture fund. Prior to joining Thomas Weisel Partners, from June 2002 to May 2005, Mr. Scopa was a Managing Director and Global Co-Head of Healthcare Investment Banking at Deutsche Banc Alex Brown. Mr. Scopa received an A.B. from Harvard College (Phi Beta Kappa), an M.B.A. from Harvard Business School and a J.D. from Harvard Law School.

Michael Spooner has served as a member of our board of directors since February 2004. Mr. Spooner is a Director and Chairman of Mesoblast Limited, an adult stem cell company, a position he has held since December 2004. Previously, from November 2001 to November 2003, Mr. Spooner served as Managing Director and Chief Executive Officer of Ventracor Limited, an artificial heart company. He has been a partner and director of consulting services for Coopers & Lybrand (now PricewaterhouseCoopers) and PA Consulting Group, respectively. Mr. Spooner is a chartered accountant and received a Bachelor of Commerce from Queensland University of Technology.

There is no family relationship between any of our executive officers or directors.

Composition of Board of Directors

Our bylaws provide that our board of directors shall consist of between 5 and 12 members with the exact number of directors to be determined by resolution of the board of directors. Our board of directors has set the current number at seven members. All of our current directors, except for Mr. Wiggans, also served as directors of Peplin Limited. After review of all the relevant transactions or relationships between each director (and his or her family members) and us, our senior management and our independent registered public accounting firm, our board of directors affirmatively determined that all of our directors, with the exception of Mr. Aldridge, are independent directors under the applicable listing standards of the NASDAQ Global Market and that each member of our audit committee is independent under the rules of the Securities and Exchange Commission. We expect that our independent directors will hold at least one executive session per quarter.

The board of directors is divided into three classes designated Class I, Class II and Class III, each with staggered three-year terms, as follows:

•	Class I consists of Dr. Pace and Mr. Scopa, whose term will expire at our annual meeting of stockholders to be held in 2008;

•	Class II consists of Dr. Hirst and Mr. Spooner, whose term will expire at our annual meeting of stockholders to be held in 2009; and

•	Class III consists of Dr. Bauer, Mr. Aldridge and Mr. Wiggans, whose term will expire at our annual meeting of stockholders to be held in 2010.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. Under Delaware law, our directors may be removed for cause by the affirmative vote of the holders of a majority of our voting stock.

Pursuant to a purchase agreement for shares and options entered into in May 2006, by and among Peplin Limited and MPM BioVentures IV-QP L.P., MPM BioVentures IV, L.P. and MPM Asset Management Investors BV4, or collectively, MPM, Peplin Limited undertook to procure that a resolution be put to shareholders to appoint Mr. Scopa, who is a general partner of MPM, as a director and also to appoint a person nominated by MPM as a director. Mr. Scopa was elected as a director by shareholders in June 2006 and Dr. Bauer, MPM’s nominated person, was also elected by shareholders in June 2006 and, as of the date of this prospectus, will serve on our board of directors. After the consummation of this offering, Dr. Bauer and Mr. Scopa will each continue to serve as a director on our board of directors until their respective successors are duly elected by holders of our common stock. For a more complete description of the purchase agreement, see “Certain Relationships and Related Party Transactions — Purchase Agreement.”

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee. Our audit committee, compensation committee and nominating and corporate governance committee charters will be available on our website, www.peplin.com, under the Investors section upon the closing of this offering. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Audit Committee.  Our audit committee consists of three directors, Dr. Hirst, Mr. Spooner and Mr. Wiggans. Mr. Spooner serves as the chair of the audit committee. Each of these directors is independent as defined by the applicable rules of the Securities and Exchange Commission and the NASDAQ Stock Market, LLC, or NASDAQ. Our board of directors has determined that Mr. Wiggans qualifies as an audit committee financial expert as defined under Item 407(d)(5) of Regulation S-K of the Securities Act of 1933. Each member of the audit committee meets the financial literacy and experience requirements of the applicable NASDAQ rules. Both our independent auditors and management periodically meet privately with our audit committee. We have adopted an audit committee charter intended to satisfy applicable Securities and Exchange Commission and NASDAQ rules.

Our audit committee charter requires that the audit committee oversee our accounting and financial reporting processes. The primary duties of our audit committee consist of, among other things:

•	reviewing and pre-approving the engagement of our independent auditors to perform audit services and non-audit services;

•	evaluating the performance of our independent auditors and deciding whether to retain their services;

•	reviewing the independence of the independent auditor;

•	reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent auditors and management;

•	reviewing and approving all related-party transactions;

•	appointing an internal auditor and meeting with the internal auditor to discuss responsibilities, budget and staffing of our internal audit function;

•	reviewing with our independent auditors and management significant issues that may arise regarding accounting principles and financial statement presentation, including adequacy and effectiveness of our internal controls; and

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding, accounting, internal controls or auditing matters.

Compensation Committee.  Our compensation committee consists of five directors, Drs. Bauer, Hirst and Pace, Mr. Scopa and Mr. Wiggans. Mr. Wiggans serves as the chair of the compensation committee. Each of these directors is independent under NASDAQ rules and qualifies as a non-employee director and an outside director for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Section 162(m) of the Internal Revenue Code, as amended, or the Code. We have adopted a compensation committee charter, which outlines the compensation committee’s primary duties to include, among other things:

•	determining the compensation and other terms of employment of our Chief Executive Officer and reviewing and approving corporate performance goals and objectives relevant to such compensation;

•	reviewing and approving the compensation and other terms of employment of other executive officers;

•	reviewing and recommending compensation for non-management directors’ service on our board of directors and any committees thereof;

•	reviewing and approving compensation for employees with a base salary greater than or equal to $100,000;

•	managing and reviewing our equity incentive plans, compensation plans and similar programs advisable for us, as well as modification or termination of existing plans and programs;

•	reviewing and approving appropriate insurance coverage for our officers and directors; and

•	managing and reviewing the terms of any employment agreements and severance arrangements for our executive officers.

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee consists of six directors, Drs. Bauer, Hirst and Pace, Mr. Scopa, Mr. Spooner and Mr. Wiggans. Mr. Wiggans serves as the chair of the nominating and corporate governance committee. Each of these directors is independent under NASDAQ rules. We have adopted a nominating and corporate governance committee charter which outlines the nominating and corporate governance committee’s primary duties to include, among other things:

•	establishing standards for service on our board of directors and nominating guidelines and principles;

•	identifying individuals qualified to become members of our board of directors and recommending director candidates for election to our board of directors;

•	considering and making recommendations to our board of directors regarding its size and composition, committee composition and structure and procedures affecting directors;

•	establishing policies regarding the consideration of any director candidates recommended by our stockholders, and the procedures to be followed by stockholders in submitting such recommendations;

•	evaluating and reviewing the performance of existing directors; and

•	monitoring our corporate governance principles and practices and making recommendations to our board of directors regarding governance matters, including our certificate of incorporation, by-laws and charters of our committees.

Code of Business and Ethics

Our board of directors has adopted a written Code of Business and Ethics for our directors, officers and employees. The code sets forth specific ethical policies and principles that apply to our directors, officers and employees designed to prevent wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that a registrant files with, or submits to, the Securities and Exchange Commission and in other public communications made by our company;

•	compliance with applicable governmental laws, rules and regulations;

•	the prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

•	accountability for adherence to the code.

Copies of our Code of Business and Ethics will be posted on our internet website at www.peplin.com upon the completion of this offering. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website. We also intend to disclose, on our internet website and through appropriate Securities and Exchange Commission filings, any amendments to the code and any waivers of its requirements that may be granted by our board of directors to any director or executive officer.

ASX Guidelines.  Corporate governance for companies whose securities are listed on the Australian Securities Exchange, or the ASX, such as us, is governed by the ASX’s Corporate Governance Council’s “Principles of Good Corporate Governance and Best Practice Recommendation,” or ASX Guidelines. ASX Guidelines set out various corporate governance principles and best practice recommendations, and we are required under the listing rules of the ASX to provide a statement in our annual report disclosing the extent to which we have followed the ASX Guidelines.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee has ever been an executive officer or employee of ours. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

Our executive officers do not receive additional compensation for their service as directors. The table below summarizes the compensation received by our non-employee directors for the fiscal year ended June 30, 2007.

	Fees Earned
	or Paid in	Option
	Cash(1)	Awards(2)(3)	Total
Name	($)	($)	($)

Eugene Bauer, M.D.	35,663	19,030	54,693
Cherrell Hirst	60,759	—	60,759
Gary Pace, B.Sc. (Hons), Ph.D.	35,663	—	35,663
James Scopa	35,663	19,030	54,693
Michael Spooner	35,663	—	35,663

(1)	Non-employee director fees are determined by our board of directors within the aggregate limit for directors’ fees approved by the shareholders of Peplin Limited. Non-employee directors do not receive any retirement allowances or benefits, other than statutory superannuation entitlements, which are funded through a portion of the fees shown above.

(2)	The amounts shown are the amounts of compensation cost recognized by us in fiscal year 2007 related to the grants of stock options in fiscal year 2007 and prior fiscal years, as prescribed under SFAS No. 123R.

The grant date fair value of the options to purchase 5,000 shares each of our common stock granted on October 12, 2006 to Dr. Bauer and Mr. Scopa was $19,030, based on the Black-Scholes model of option valuation to determine grant date fair value, as prescribed under the SFAS No. 123R. The following assumptions were used in the Black-Scholes model: market price of stock, $0.53; exercise price of option, $0.61; expected stock volatility, 60%; risk-free interest rate, 5.88%; expected life, 2.41 years; dividend yield, 0%. The stock options had an exercise price at 10% above the fair market value of the ordinary shares of Peplin Limited as determined by calculating the volume weighted average closing share price of the ordinary shares of Peplin Limited on the ASX for the five trading days preceding the date of grant. The ordinary shares were issued as soon as practicable following approval of the grants by shareholders of Peplin Limited and vested immediately.

(3)	As of the end of our 2007 fiscal year each of Drs. Bauer and Pace and Messrs. Scopa and Spooner each held options to acquire 5,000 ordinary shares of Peplin Limited. None of our non-employee directors held any unvested stock awards as of the end of our 2007 fiscal year.

At the annual general meeting held in October 2006, the shareholders of Peplin Limited approved an increase of the aggregate limit for directors’ fees from $237,750 to $317,000. Prior to November 1, 2006, our non-employee directors received annual fees of $27,738 for their services on our board, except that our Chairman received annual fees of $47,550. Effective November 1, 2006, our non-employee directors receive annual fees of $39,625 for their services on our board, except that our Chairman receives annual fees of $67,363. As our directors’ annual fees are paid monthly, the amounts shown in the “Fees Earned or Paid in Cash” column of the Director Compensation Table reflect the increase in the annual fees effective November 1, 2006. Our non-employee directors do not receive any additional fees for serving on our board.

Newly appointed non-employee directors have historically been granted stock options in their first year of service on our board after approval of the stock option grants by the shareholders of Peplin Limited. Dr. Bauer and Mr. Scopa each received options covering 5,000 shares on October 12, 2006 following their appointment to our board in June 2006. These options were fully vested upon grant.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis section discusses the compensation programs and policies for our executive officers. Prior to this offering, the performance and remuneration committee of our board of directors designed and administered our compensation programs and policies and made specific compensation decisions for our executive officers, including our “named executive officers” set forth in the Summary Compensation Table. Subsequent to this offering, such determinations will be made by the compensation committee of our board of directors. For purposes of this discussion, all references to the “committee” with respect to periods prior to the completion of this offering, refer to the performance and remuneration committee and for all periods after the completion of this offering, refer to the compensation committee.

Objectives and Elements of our Compensation Programs and Policies

We believe that attracting and retaining highly skilled and motivated employees is critical to pursuing our mission and achieving our strategic goals for the benefit of our stockholders. We believe that our compensation policies are a key instrument in attracting, motivating and retaining these employees. The committee’s overall objective is to provide competitive compensation packages to our executives in order to attract and retain high-performing executive talent while promoting stockholder benefit from the implementation of its compensation policies. To that end, the committee considers the company’s performance over the past year in its determination of a portion of the amount of executive compensation, as described more fully below. In the 2007 fiscal year, the committee considered remuneration policies relevant to attracting, retaining and motivating individuals to execute our international strategy focused on the North American continent.

The compensation of our executive officers is primarily comprised of base salaries, short-term incentives in the form of annual cash bonuses, long-term incentives in the form of both sign-on and annual grants of stock options, and certain severance benefits. Base salaries are based on the level of responsibilities and the experience of the individuals and form a stable part of each executive officer’s compensation package. Annual cash bonuses provide incentives and rewards for our short-term performance. Stock options are based on a multiple of each executive’s maximum annual cash bonus opportunity and provide incentives and rewards for long-term corporate performance through stock price appreciation. Severance benefits represent a relatively smaller portion of the overall package and promote job security.

Determination of Compensation

The committee is responsible for reviewing the compensation arrangements for our executive officers, including the named executive officers, and recommending to our board of directors for its approval the compensation for our executive officers. While the Company’s fiscal year end is June 30, the committee reviews the performance and compensation of the Chief Executive Officer and the other executive officers on an annual basis towards the end of each calendar year, usually in December. Any adjustment made to an executive officer’s compensation, as a result of the annual review, typically takes effect on January 1 of the following calendar year.

Annual Performance Reviews

The committee considers past company performance in its determination of the named executive officers’ annual cash bonuses, equity awards and base salary increases, as described more specifically below. However, the committee’s review of company performance is subjective and takes into account past achievements and historically has not been based on attainment of specific performance goals or objectives.

Annually, usually in December, or upon a new executive officer’s commencement of employment, each executive officer agrees to an action plan which sets forth, among other things, specific company performance objectives for the area of responsibility of the executive and agreed to actions for the executive officer for the following calendar year. These action plans are formed as part of our annual business planning and budgeting activities and reflect the objectives of our corporate strategy. The results and actions to be achieved vary depending on the executive officer and from year to year and have historically included operational milestones, specific budget or plan parameters, target cost reductions or outcomes, personal accountabilities to be met or safety outcomes targeted, although no single result or action has been considered material to compensation decisions. The action plan may also include the method or actions required to deliver the results specified.

The action plan for our Chief Executive Officer is agreed to by our Chief Executive Officer and the non-executive Chairman of our board of directors. The action plan for each of our other executive officers is agreed to by the executive officer and our Chief Executive Officer. The action plan also incorporates the personal effectiveness review, which is completed by the Chairman of our board of directors, in the case of the Chief Executive Officer, and by our Chief Executive Officer, in the case of the other named executive officers, and reflects the level of achievement of the company performance objectives and agreed to actions for the completed calendar year, any particular achievements not previously planned or discussed, and opportunities for improvements against specific result areas or accountabilities. The personal effectiveness reviews are considered by the Chief Executive Officer in his recommendations to the committee concerning the named executive officers’ cash bonuses and equity awards for the past calendar year and any salary increases for the upcoming calendar year. Historically, such determinations have not been tied to the attainment of specific performance goals or objectives.

Competitive Market Data

In June 2006, as a result of our plans to relocate our Chief Executive Officer from Australia to the United States, as well as our recent and pending new executive officer hires in the U.S. market, including our Chief Financial Officer, our current Chief Medical Officer, our former Interim Chief Medical Officer and our Vice President, Regulatory Affairs, the committee reviewed its compensation policies relating to executive compensation, non-executive director compensation and policies on international transfer. The committee’s review was made in conjunction with reports prepared by Mercer Human Resource Consulting, an independent compensation consultant, retained by us. The reports prepared by the compensation consultant included Australian and U.S. market competitive compensation data for our Chief Executive Officer (Australian and U.S. data), Chief Financial Officer (Australian and U.S. data), Chief Medical Officer (U.S. data) and Vice President, Regulatory Affairs (U.S. data). Upon review of the compensation consultant’s reports, the committee found that U.S. executive pay levels were generally higher than Australian pay levels. Thus, for purposes of determining the compensation levels for our U.S.-based executives, including our newly hired U.S.-based named executive officers and our Chief Executive Officer (who would be relocated to the United States), the committee considered the U.S. market data. U.S. market data was primarily gathered from the 2005 U.S. Top Five survey, which contains data from 395 U.S.-based publicly traded biopharmaceutical companies. The data for the surveys is submitted by the companies on an anonymous basis but the data is grouped in categories, such as location, stage of development and industry specialization. The data was limited by the consultant to pharmaceutical and biotechnology companies with annual revenues of less than $5.0 million, which essentially included companies at the same product development stage as us. These companies are referred to as our U.S. Top Five Survey Companies.

Based on these reviews as well as the newly hired U.S.-based executive officers’ existing compensation levels at their prior place of employment and following negotiations with our newly hired U.S.-based named executive officers, the committee approved the terms of employment agreements with our newly hired U.S.-based named executive officers, Cheri Jones, M.S., our Vice President, Regulatory Affairs, in June 2006, Philip Moody, our Chief Financial Officer and Vice President, Finance and Operations, in September 2006 and Arthur Bertolino M.D., Ph.D., our current Chief Medical Officer and Vice President, Medical Affairs, in March 2007.

In addition, based on the committee’s review of the U.S. market data presented by the compensation consultant, the committee also approved the terms of a new employment agreement with Michael Aldridge, our Chief Executive Officer, in December 2006 in connection with his relocation to the United States and the consulting arrangement with Gary Patou, M.D. (Hons), our former Interim Chief Medical Officer, in June 2006.

Components of Compensation

Executive compensation consists of three components: base salaries, short-term incentives in the form of annual cash bonuses and long-term incentives in the form of annual and sign-on option awards, each as more fully described below.

Base Salary

Base salaries are determined based on the executive officer’s level of responsibilities and the experience of the individual. In order to attract and retain high-performing executive talent the committee believes it is important to provide opportunity for base salaries that are at or about the median of the market in which we compete for the executive. Base salaries are reviewed annually and in the case of new-hires, promotions or other significant changes in responsibilities. In its annual review of base salaries, the committee assesses changes based on the scope and complexity of an executive officer’s responsibilities. Management does not play a role in the final determination of base salaries; however, the committee considers the Chief Executive Officer’s personal effectiveness reviews of the other named executive officers as well as the Chief Executive Officer’s compensation recommendations for the other named executive officers. Our non-executive Chairman of our board of directors, provides the personal effectiveness review of the Chief Executive Officer, which the committee considers in determining the Chief Executive Officer’s compensation.

As described above under “Determination of Compensation,” base salaries for our newly hired U.S.-based named executive officers were set in connection with the employment agreements we entered into at the time of their hire, resulting in salaries being set at:

•	$280,000 for our Chief Financial Officer;

•	$280,000 for our current Chief Medical Officer;

•	$250,000 for our former Interim Chief Medical Officer; and

•	$245,000 for our Vice President, Regulatory Affairs.

The committee determined the executives’ base salary amounts in part based on its review of the U.S. market data provided by the compensation consultant, indicating that the base salary amounts for the executives fell between the 50th percentile and 75th percentile of the companies in the U.S. Top Five Survey Companies. Also critical to determinations of base salary amounts for the newly hired U.S.-based executive officers were their compensation levels at their prior places of employment.

We also entered into an employment agreement with our Chief Executive Officer, in December 2006, in connection with his relocation to the United States, which sets a minimum salary for our Chief Executive Officer at $300,000, representing an increase of 61% from $183,947. The committee determined this amount in part based on its review of the compensation consultant’s report on the U.S. market data, indicating that the $300,000 base salary amount for the Chief Executive Officer fell between the 25th percentile and 50th percentile of the companies in the U.S. Top Five Survey Companies. In addition, in connection with their determination to increase the Chief Executive Officer’s base salary, the committee determined to decrease the Chief Executive Officer’s maximum annual cash bonus opportunity from 50% to 30% of his base salary (such that the Chief Executive Officer’s total target cash compensation fell between the 25th percentile and 50th percentile of the companies in the U.S. Top Five Survey Companies).

During the committee’s December 2006 annual compensation review, the committee approved an increase in the base salary of Peter Welburn, Ph.D., our General Manager, Australia, Chief Scientific Officer and Vice President, Research and Development, effective January 1, 2007, by 7.9%, to $158,500. This increase was recommended by the Chief Executive Officer and was based in large part on the expansion of Dr. Welburn’s role to include General Manager, Australia beginning January 1, 2007. As General Manager, in addition to his role as Chief Scientific Officer, Dr. Welburn will be responsible for managing all Australian activities, including public relations, investor relations and commercial leadership. In addition, in December 2006 and subsequently in October 2007, the committee approved an increase in the base salary of Mr. Smith, our Company Secretary and Director, Finance, effective January 1, 2007, by 8.3%, to $103,025, and subsequently, effective May 1, 2007, by 25%, to $126,800. These increases were recommended by our Chief Executive Officer and were based in large part on the increased scope and complexity of Mr. Smith’s role in connection with the expansion of our business into the North American continent, including the dual listing requirements of the company.

Short Term Incentives — Annual Cash Bonuses

Our annual cash bonuses reward our executive officers for our successful performance and each individual’s contribution to that performance. The committee set maximum 2006 annual cash bonuses at the following percentages of the executives’ 2006 calendar year base salaries: 50% for Mr. Aldridge, 30% for Mr. Moody, 20%, for Ms. Jones and Dr. Welburn and 15% for Mr. Smith. The committee’s current policy for calendar year 2007 bonuses is to provide maximum annual cash bonuses at up to 30% of base salary for each member of the executive management team, which currently includes each of the named executive officers other than Mr. Smith. The increases were made in an effort to establish internal pay equity among the members of the executive management team. Annual cash bonus amounts are determined at the subjective discretion of the committee at the end of the calendar year based on the Chief Executive Officer’s summary of and recommendation based on our corporate results and the personal effectiveness reviews, as described more fully above under “Determination of Compensation.” The committee does not employ a formula in making its bonus determinations. Annual cash bonuses are generally paid in December of each year.

For the 2006 calendar year, Mr. Aldridge, Mr. Smith and Dr. Welburn received bonus awards of $87,175, $10,303 and $23,775 respectively, representing 47%, 11% and 16% of their respective base salaries. Ms. Jones commenced her employment with us in June 2006 and received a bonus amount of $26,000, representing 11% of her base salary, as her bonus was pro-rated to reflect her commencement of employment with us in June 2006. In making these bonus determinations, the committee noted successful achievement relating to:

•	planned clinical activities (consisting of completed clinical trials for our PEP005 product candidates in Phase II clinical studies, successful preparation of all toxicology studies, commencement of PEP005 production, completion of FDA guidance meetings, initiation of a Phase IIb PEP005-006 clinical trial of PEP005 Topical for AK and completion of planning for a Phase II PEP005-009 clinical trial of PEP005 Topical for BCC, and initiation and substantial completion of initial clinical trials for SCC);

•	international capital raising;

•	completion of our manufacturing facility in Southport, Queensland; and

•	securing appropriate expertise in support of our U.S. strategy and external communications activities.

These positive factors were offset slightly by our dispute and subsequent agreement to settlement terms in October 2006 with Nutratec Pty Ltd., the firm we had previously contracted to operate the Southport manufacturing facility, resulting in our taking over the operations and control of the facility. These factors were not pre-established performance targets, but rather reflected our corporate results for the prior year, which the committee considered in making bonus determinations. Mr. Moody commenced his employment with us in October 2006 and Dr. Bertolino commenced his employment with us in March 2007, and were each, therefore, not eligible to receive any bonus awards for the 2006 calendar year. Dr. Patou, our former Interim Chief Medical Officer with whom we entered into a consulting agreement in April 2006, was not eligible to receive any annual cash bonus.

Long-term Incentives — Stock Options

Historically, we have only provided long-term incentives in the form of options to purchase ordinary shares of Peplin Limited. These long-term incentives were designed to encourage retention of key employees and align the interest of our employees with the creation of stockholder value by creating long-term employee interest in our growth and stock price value. The ordinary share option grants were made in accordance with the terms of our employee share option plan, which was approved by special resolution of Peplin Limited’s shareholders on June 30, 2000. All of our employees were eligible to participate in our employee share option plan. Options were not granted to employees if the total number of ordinary shares relating to unexercised and unexpired outstanding options exceeds 5% of the total number of issued ordinary shares on the date the directors propose to issue the options.

Options are generally granted annually at the end of each calendar year, in connection with the executive officer’s formal personal effectiveness review. The committee recommends the amount of option grants to be made, but the grants have to be approved by the board of directors. For the December 2006 grants, the committee targeted the Black-Scholes value of annual stock options awards at two times the level of each executive officer’s maximum annual cash bonus opportunity. The target grant amounts for Mr. Moody and Ms. Jones were based on their maximum annual cash bonus opportunity pro-rated to reflect their commencement of employment with us in October 2006 and June 2006, respectively. In December 2006, the committee made a determination to grant stock options for 750,000 ordinary shares to Mr. Aldridge, which amount was less than his targeted option amount by approximately 23,200 shares. In addition, the committee made a subjective determination to grant stock options for 200,000 ordinary shares to Mr. Moody, Ms. Jones and Dr. Welburn, which amount was less than each of the executive’s targeted option amount by between 6,500 and 47,500 shares and to grant 100,000 ordinary shares to Mr. Smith, which amount was less than his targeted option amount by approximately 6,400 ordinary shares. The lower than target grant amounts were determined in the committee’s subjective discretion. The committee noted the same corporate results it had considered in making its 2006 bonus determinations, as discussed above under “Short Term Incentives-Annual Cash Bonuses,” and to an extent, rounding of grant amounts. New-hire option grants were at the subjective discretion of the committee but were generally targeted at three to four times the executive officer’s maximum annual cash bonus opportunity. New hire option grants are made outside of the employee share option plan. The October 2006 and April 2007 stock options grant to Mr. Moody and Dr. Bertolino, respectively, were new-hire grants. The amount of these stock option grants were the result of negotiations with the executive officers during the hiring process in order to both recruit the executive officer to his current position and incentivize him to increase stockholder value over the life of the award.

Our policy has been to set the exercise prices of our option grants equal to the market price on the date of grant. Prior to December 2006, market price was determined by calculating the volume weighted average closing share price of our ordinary shares on the ASX for the five trading days preceding the date of grant. In December 2006, we amended our policy so that market price on the date of grant is determined by calculating the volume weighted average share closing price of our stock on the ASX for the five trading days following the date of grant. The options have generally had a five year term. Annual grants of options became exercisable with respect to one-third of the underlying shares on the grant date, or shortly thereafter, and one-third on each of the first and second anniversaries of the grant date, subject to the executive officer’s continued employment. New-hire grants of options generally became exercisable with respect to one-third of the underlying ordinary shares on the anniversary of the employment commencement date, and one-third on each of the second and third anniversaries of the grant date, subject to the executive officer’s continued employment. Unexercised options immediately lapsed if an eligible employee is lawfully terminated or resigns.

In October 2006, Mr. Aldridge was awarded a one-off adjustment allocation of options for 1,000,000 ordinary shares to more reasonably align his option package with our newly-hired executives based in the United States. In addition, in October 2006, Mr. Smith and Dr. Welburn were also granted one-off adjustment allocation of options for 150,000 and 400,000 ordinary shares, respectively, to more reasonably align their option packages with the newly hired executives.

Our board of directors has adopted a policy that provides that in the event we undergo change of control, unvested stock options held at the time of such change of control by our Chief Executive Officer and each officer who reports directly to the Chief Executive Officer will become fully vested and exercisable. Our board has the right to amend or terminate this policy at any time. Change of control has not been defined for these purposes. In addition, the shares underlying Dr. Bertolino’s sign-on option grant fully accelerate in the case of a change of control.

The options outstanding as of the consummation of the Reorganization were options to purchase ordinary shares of Peplin Limited. Upon the completion of the Reorganization, these options were cancelled and replaced with new options to purchase shares of Peplin, Inc.’s common stock with substantially similar terms on a 1-for-20 basis, and a corresponding increase in the exercise price of each option by approximately a factor of 20.

On August 7, 2007, our board of directors adopted the Peplin, Inc. 2007 Incentive Award Plan, which was subsequently approved by Peplin Limited’s shareholders on October 1, 2007. Our employees, consultants and directors are eligible to receive awards under the 2007 Incentive Award Plan and subsequent to this offering, we intend to make our new-hire and annual employee equity grants under this plan. In addition, options to purchase shares of Peplin, Inc.’s common stock that will be granted in replacement of the outstanding Peplin Limited options, will be made under and governed by the terms of the 2007 Incentive Award Plan. A description of the material terms of the 2007 Incentive Award Plan can be found under “Employee Benefit Plans — 2007 Incentive Award Plan.”

Perquisite and Other Benefits

U.S. executives receive healthcare, medical and dental coverage, life insurance coverage and access to flexible spending accounts on the same basis as the benefits provided to all U.S. employees.

Our Australian executives receive no retirement allowances other than the statutory superannuation entitlements. As required by Australian law, we have contributed from all Australian employee’s salary to defined contribution superannuation funds on behalf of all employees at an amount of 9% of the employee’s salary. We permit employees to choose the superannuation fund into which the contributions are paid, provided the fund is appropriately registered. Australian employees also receive an additional superannuation contribution at 1% of base salary to be applied to life insurance. There are also limited salary packaging options for executives in the way they receive their base salary, these typically comprise vehicle leasing and superannuation.

We agreed to assist our Chief Executive Officer and newly hired U.S.-based named executive officers with reasonable relocation costs and expenses in connection with opening our principal place of business in Emeryville, California. We agreed to these costs in order to entice Mr. Aldridge to relocate from Australia to the United States and to entice our newly-hired named executive officers to join us and move from their homes in other states in the continental United States. Mr. Aldridge’s employment agreement provides that we pay certain reasonable costs of relocation expenses, including one way business class air travel from Brisbane to San Francisco, transportation and storage of furniture, a visa application and real estate agent services. In addition, we agreed to pay the costs, in an amount not to exceed $25,000, of temporary accommodation in a furnished apartment for Mr. Aldridge. Ms. Jones’ employment agreement provides that we pay the reasonable cost of economy air travel from Colorado to San Francisco, transportation and storage of furniture and up to eight weeks temporary accommodations in a furnished apartment. Ms. Jones is also paid an amount each month, commencing on the date of her transfer to the San Francisco Bay area and continuing for a period of three years, to assist with her move to the San Francisco Bay area. Under this arrangement, we have agreed to pay her as follows: $1,030 per month in the first year, $515 per month in the second year and $258 per month in the third year. Dr. Bertolino’s employment agreement provides that we will pay for his relocation expenses from Michigan to the San Francisco Bay area, incurred in the first 24 months of his employment, upon presentation of a valid invoice or receipt of up to $131,000 plus any resulting taxes.

Severance Benefits

In March 2007, we entered into an employment agreement with Dr. Bertolino, our Chief Medical Officer, which provides him with certain severance benefits upon a termination of his employment by us without cause, a termination of his employment by Dr. Bertolino if the principal site is relocated to outside of the U.S. and Dr. Bertolino does not relocate to such site, or a change of control of us and Dr. Bertolino chooses to terminate his employment. Dr. Bertolino’s severance payments equal one year’s salary under each of these termination scenarios. The agreement was entered into as part of our negotiations of his employment package prior to commencing employment with us and is designed to retain the services of Dr. Bertolino given his relocation to the San Francisco Bay area and his critical role as Chief Medical Officer.

Each of our named executive officer’s employment agreements, other than Dr. Bertolino’s agreement, provides for a severance payment if the executive officer is terminated by us without the prior notice of termination specified in the agreement. These severance payments range from one month’s to six months’ salary, based on position.

In addition to the foregoing, Mr. Aldridge’s employment agreement, entered into in December 2006, provides him with a severance payment in the case of a change of control of us if he is not offered a continuing position of equivalent responsibility. This agreement was entered into in consideration of agreements generally with executives with Mr. Aldridge’s level of responsibility in our industry.

A description of the material terms of these agreements can be found under “Potential Payments Upon Termination or Change in Control.”

Policy on Deductibility of Compensation

Following the completion of our initial public offering, the committee will review and consider the deductibility of executive compensation under Section 162(m) of the Code, which provides that we may not deduct certain compensation in excess of $1,000,000 that is paid to certain individuals. We expect that compensation paid to our executive officers for fiscal year 2007 will qualify for deductibility because the compensation is below the threshold for non-deductibility provided in Section 162(m).

Executive Compensation

Summary Compensation Table

The following table provides information regarding the compensation awarded, paid to, or earned by each of our named executive officers for all services rendered to us for the fiscal year ended June 30, 2007:

				Option	All Other
Name and Principal	Salary(1)	Bonus(2)		Awards(3)	Compensation(4)	Total
Position	($)	($)		($)	($)	($)

Michael D.A. Aldridge, Chief Executive Officer	251,171	87,175		352,267	52,752	743,365
Philip K. Moody, Chief Financial Officer and Vice President, Finance and Operations(5)	210,000	—	(6)	325,034	—	535,034
Arthur P. Bertolino, M.D., Ph.D. Chief Medical Officer(7)	70,000	—	(6)	98,064	11,640	179,704
Cheri A. Jones, M.S. Vice President, Regulatory Affairs	245,000	26,000		114,343	17,014	402,357
Gary Patou, M.D. (Hons) Former Interim Chief Medical Officer(8)	208,333	—		91,259	—	299,592
David J.B. Smith, Company Secretary and Director, Finance	113,328	10,303		43,783	—	167,414
Peter J. Welburn, Ph.D., Chief Scientific Officer and Vice President, Research & Development	129,550	23,775		105,246	38,438	297,009

(1)	The amounts shown include salary deferred under statutory superannuation entitlements for Australian employees, otherwise payable in cash during the year.

(2)	Cash bonuses have been paid on a calendar year basis and not on the basis of the June 30 fiscal year. The amounts shown are the annual cash bonuses earned for the 2006 calendar year and paid in December 2006. See “Executive Compensation — Compensation Discussion and Analysis” for a description of our annual cash bonuses.

(3)	The amounts shown are the amounts of compensation cost recognized by us in fiscal year 2007 related to the grants of stock options in fiscal year 2007 and prior fiscal years, as prescribed under the SFAS No. 123R.

(4)	The amounts shown consist of our incremental cost for the provision to the named executive officers of certain specified perquisites, as follows: $34,947, $17,014 and $11,640 in relocation costs for Mr. Aldridge, Ms. Jones and Dr. Bertolino, respectively, and $38,438 in car allowance for Dr. Welburn. Relocation costs represent amounts that we agreed to pay in connection with each officer’s relocation to the San Francisco Bay area pursuant to each officer’s employment agreement. See “Executive Compensation — Employment Agreements” for a description of the relocation costs we have agreed to pay. The car allowance paid to Dr. Welburn represents a benefit provided to Dr. Welburn in lieu of a portion of his base salary. The amount for Mr. Aldridge also includes $17,805 in accrued annual leave paid upon relocation to the United States.

(5)	Mr. Moody commenced employment with us in October 2006.

(6)	Mr. Moody and Dr. Bertolino did not earn a bonus for the 2006 calendar year because they were hired in September 2006 and March 2007, respectively.

(7)	Dr. Bertolino commenced employment with us in March 2007.

(8)	Gary Patou, M.D. (Hons), our former Interim Chief Medical Officer, is included as a named executive officer as he would have been one of our three most highly paid executive officers as of June 30, 2007, even though his services to us as Interim Chief Medical Officer ended in April, 2007. Pursuant to the consulting agreement with Dr. Patou, dated June 24, 2006, Dr. Patou was paid an annual salary of $250,000 for his services to us as Interim Chief Medical Officer and was granted stock options, but was not eligible to earn a bonus. Dr. Patou continues to provide consulting services on an as needed basis.

Grants of Plan-Based Awards

The following table sets forth summary information regarding all grants of plan-based awards made to our named executive officers during the fiscal year ended June 30, 2007:

		All Other				Post-Reorganization:
		Option Awards:	Exercise or	Grant Date	Grant Date		Exercise or
		Number of	Base Price	Closing Price	Fair Value	Number of	Basic Price
		Securities	of Option	of Option	of Stock	Securities	of Option
		Underlying	Awards	Awards	and Option	Underlying	Awards
Name	Grant Date	Options(#)(1)	($/Sh)(1)(2)(3)	($/Sh)(1)(2)(4)	Awards($)(2)(5)	Options(#)(6)	($/Sh)(3)(6)(7)

Michael D.A. Aldridge	October 12, 2006	1,000,000	0.53	0.53	229,900	50,000	11.89
	December 12, 2006	750,000	0.68	0.66	215,039	37,500	14.60
Philip K. Moody	October 14, 2006	1,800,000	0.53	0.53	447,599	90,000	11.89
	December 12, 2006	200,000	0.68	0.66	57,344	10,000	14.60
Arthur P. Bertolino, M.D., Ph.D.	April 11, 2007	1,800,000	0.63	0.62	474,599	90,000	12.91
Cheri A. Jones, M.S.	December 12, 2006	200,000	0.68	0.66	57,344	10,000	14.60
Gary Patou, M.D. (Hons)	—	—	—	—	—	—	—
David J.B. Smith	October 14, 2006	150,000	0.53	0.53	36,182	7,500	11.89
	December 12, 2006	100,000	0.68	0.66	28,672	5,000	14.60
Peter J. Welburn, Ph.D.	October 14, 2006	400,000	0.53	0.53	96,486	20,000	11.89
	December 12, 2006	200,000	0.68	0.66	57,340	10,000	14.60

(1)	Amounts do not reflect the exchange of securities in the Reorganization.

(2)	Amounts have been converted from Australian dollars using the foreign currency exchange rate as of the grant date.

(3)	Our policy is to set the exercise prices of our stock option grants equal to the market price on the date of grant. Prior to December 2006, market price was determined by calculating the volume weighted average closing share price of our stock on the ASX for the five trading days preceding the date of grant. In December 2006, we amended our policy so that market price on the date of grant is determined by calculating the volume weighted average closing share price of our stock on the ASX for the five trading days following the date of grant.

(4)	Amounts shown are the closing prices of our stock on the ASX on the grant date.

(5)	The U.S. dollar value of the options shown represents the grant date fair value based on the Black-Scholes model of option valuation to determine grant date fair value, as prescribed under SFAS No. 123R. The actual value, if any, an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. There is no assurance that the value realized by an executive will be at or near the value estimated by the Black-Scholes model. The following assumptions were used in the Black-Scholes model: market price of stock, $0.53 to $0.66; exercise price of option, $0.53 to $0.68; expected stock volatility, 52% to 65%; risk-free interest rate, 5.88% to 6.09% (based on the 5-year treasury bond rate); expected life, 2.5 years; dividend yield, 0%; expected forfeiture, 1.17%. These options vest and are generally exercisable in three tranches, on each of the first, second, and third anniversaries of either grant date or employment commencement date.

(6)	Amounts reflect the exchange of securities in the Reorganization.

(7)	Amounts have been converted from Australian dollars using the foreign currency exchange rate as of June 30, 2007.

Employment and Consultancy Agreements.

Employment Agreements.  All of our named executive officers are parties to employment agreements that establish an initial base salary, which is subject to adjustment at the discretion of our compensation committee. Mr. Aldridge’s employment agreement only allows for upward discretion. Our newly hired named executive officers’ initial base salaries were set in connection with the negotiations of their employment and all set forth in their employment agreements. Mr. Moody and Dr. Bertolino were hired in October 2006 and March 2007, respectively, and thus their base salary amounts shown reflect actual amounts paid. Mr. Aldridge’s base salary amount shown reflects the increase in his annual base salary effective January 1, 2007 as set forth in his employment agreement entered into in connection with his relocation to the United States. Mr. Smith’s and Dr. Welburn’s base salaries shown exceed the initial base salaries set by their respective employment agreement, entered into in April 2006 and May 2004, respectively. See “Compensation Discussion and Analysis — Components of Compensation — Base Salary” for a discussion of the named executive officers’ base salaries.

Each named executive officer’s employment agreement sets the executive’s maximum annual cash bonus opportunity as a percentage of his or her calendar year base salary as follows: 30% for Messrs. Aldridge and Moody, 20% for Ms. Jones and Dr. Welburn and 15% for Mr. Smith. Actual annual cash bonus amounts have historically been determined at the subjective discretion of the committee at the end of each calendar year following consideration of the executives’ personal effectiveness reviews. See “Compensation Discussion and Analysis — Components of Compensation — Short Term Incentives — Annual Cash Bonuses” for a discussion of the named executive officers’ bonuses.

Our newly-hired named executive officers’ employment agreements and Mr. Aldridge’s employment agreement provide for the payment of certain relocation costs associated with the executives’ relocation to the San Francisco Bay area. See “Compensation Discussion and Analysis — Components of Compensation — Perquisites and Other Benefits” for a discussion of the relocation costs.

The employment agreements also provide for certain severance payments and benefits. See “Potential Payments Upon Termination or Change in Control” for a discussion of any payments or other benefits payable upon termination of the named executive officers’ employment.

None of the employment agreements with our named executive officers have any specified terms and each of the named executive officers is an at-will employee, whose employment may be terminated by us at any time, for any reason or no reason, with or without cause, with written notice ranging from 1 to 12 months. See “Potential Payments Upon Termination or Change in Control” for a discussion of any payments or other benefits payable upon termination of the named executive officers’ employment.

Consultancy Agreement.  The consultancy agreement with Dr. Patou appointed him as the Interim Chief Medical Officer of Peplin Operations Pty Ltd commencing on June 24, 2006. The agreement had a one-year term, except that if either party sought to terminate the agreement prior to such date, 30 days prior written notice of termination had to be given by the party seeking to terminate the agreement. The agreement provided that Dr. Patou was entitled to receive an annual base salary of $250,000 for the term of the agreement and would be granted stock options for 67,500 shares of our common stock. Dr. Patou’s services as Interim Medical Officer ended in April, 2007, however, Dr. Patou continues to provide consulting services to us on an as needed basis. His consulting agreement terminated effective April 2007. We subsequently entered into an oral agreement with Dr. Patou whereby his stock option for 67,500 shares of our common stock granted to Dr. Patou on June 24, 2006 in connection with his June 2006 agreement continued to vest after his services as Interim Chief Medical Officer ended in April 2007; provided, that Dr. Patou continues to provide consulting services to us on an as needed basis for our current Phase II clinical trials and planned FDA guidance meetings. Dr. Patou was not entitled to any additional compensation in connection with providing these consulting services. His stock options vested as to 45,000 shares immediately upon grant on June 24, 2006 and as to the other 22,500 shares, in six equal installments on the first of each month beginning January 1, 2007. We have not made any other equity grants to Dr. Patou.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth summary information regarding the outstanding equity awards held by our named executive officers at June 30, 2007.

	Option Awards
	Number of	Number of
	Securities	Securities
	Underlying	Underlying		Option Exercise
	Unexercised Options	Unexercised Options		Price per Share	Option Expiration
Name	Exercisable (1)(#)	Unexercisable (1)(#)		($)(1)(2)	Date

Michael D.A. Aldridge	15,000	—		14.38	October 12, 2010
	55,000	30,000	(3)	16.98	October 12, 2010
	5,000	—		7.47	December 31, 2009
	4,037	2,018	(4)	11.72	December 31, 2010
	16,667	33,333	(5)	11.89	August 8, 2011
	12,500	25,000	(5)	14.60	December 31, 2011
Philip K. Moody	30,000	60,000	(5)	11.89	December 31, 2011
	3,334	6,666	(5)	14.60	December 31, 2011
Arthur P. Bertolino, M.D., Ph.D.	10,000	80,000	(6)	12.91	April 10, 2012
Cheri A. Jones, M.S.	8,334	16,666	(5)	11.72	December 31, 2011
	3,334	6,666	(5)	14.60	December 31, 2011
Gary Patou, M.D. (Hons)	67,500	—		14.26	June 24, 2011
David J.B. Smith	1,000	500		12.57	June 30, 2009
	1,167	—		7.47	December 31, 2009
	867	433	(4)	11.72	December 31, 2010
	2,500	5,000	(5)	11.89	August 8, 2011
	1,667	3,333	(5)	14.60	December 31, 2011
Peter J. Welburn, Ph.D.	4,050	—		7.47	December 31, 2009
	3,334	1,666	(4)	11.72	December 31, 2010
	6,667	13,333	(5)	11.89	August 8, 2011
	3,334	6,666	(5)	14.60	December 31, 2011

(1)	Amounts reflect the exchange of securities in the Reorganization.

(2)	Amounts have been converted from Australian dollars using the foreign currency exchange rate as of June 30, 2007.

(3)	50% of the remaining shares underlying options vest on October 13, 2007 and 50% of the remainder vest on October 13, 2008.

(4)	100% of the remaining shares underlying options vest on January 1, 2008.

(5)	50% of the remaining shares underlying options vest on January 1, 2008 and the remainder vest on January 1, 2009.

(6)	The remaining shares vest one-third on January 1, 2008, one-third on January 1, 2009 and one-third on January 1, 2010.

Option Exercises and Stock Vested at Fiscal Year End

None of our named executive officers exercised any stock options during the fiscal year ended June 30, 2007. We have never granted stock awards to our named executive officers.

Potential Payments Upon Termination or Change-in-Control

Employment Agreements

We have entered into employment agreements with each of our named executive officers which provide them with certain severance payments:

Michael D.A. Aldridge.  Pursuant to the terms of Mr. Aldridge’s employment agreement, we may terminate Mr. Aldridge’s employment without cause prior to December 31, 2007, provided that we make a payment in lieu of the 12-month notice period, or after December 31, 2007, provided that we make a payment in lieu of the six-month notice period. If there is a change of control of Peplin Limited and its subsidiaries and Mr. Aldridge is not offered a continuing position of equivalent responsibility, we must pay Mr. Aldridge twelve months severance. We may terminate his employment immediately for cause without further compensation.

Philip K. Moody.  Pursuant to the terms of his employment agreement, we may terminate Mr. Moody’s service without cause, provided that we make a payment in lieu of the six-month notice period specified in the agreement. We may terminate his employment immediately for cause without further compensation.

Arthur P. Bertolino, M.D., Ph.D.  Pursuant to the terms of Dr. Bertolino’s employment agreement, if we terminate Dr. Bertolino’s employment without cause, or Dr. Bertolino terminates his employment because there is a change of control of Peplin Operations USA, Inc. or the principal site for his duties are relocated to outside of the United States, we must pay Dr. Bertolino a lump sum cash payment equal to twelve months base salary. We may terminate his employment immediately for cause without further compensation. In addition, in accordance with the terms and conditions of Dr. Bertolino’s sign-on option grant, the shares underlying the grant fully accelerate in the case of a change of control.

Cheri A. Jones, M.S.  Pursuant to the terms of her employment agreement, we may terminate Ms. Jones’ service without cause, provided that we make a payment in lieu of the three-month notice period specified in the agreement. We may terminate her employment immediately for cause without further compensation.

For purposes of the employment agreements discussed above, “cause” means if the executive:

•	engages in misconduct;

•	commits a willful breach or willfully neglects to perform his obligations under the employment agreement;

•	fails to observe or perform his duties under the employment agreement and fails to cure such failure within seven days of being instructed to do so in writing;

•	is convicted of or pleads nolo contendere to any felony or crime of moral turpitude; or

•	refuses to carry out the lawful directions of the board of directors of the employing entity or a supervisor, as specified in the employment agreements.

David J.B. Smith and Peter J. Welburn, Ph.D.  Pursuant to the terms of their respective employment agreement, we may terminate Mr. Smith’s or Dr. Welburn’s service without cause, provided that we make a payment in lieu of the one-month or three-month notice period, respectively, specified in the agreement, plus any accumulated leave. The benefits that each executive may elect to include as part of the total package for these purposes are confined to car leasing and superannuation. Upon termination for cause, each executive may be entitled to accumulated leave payments, if any, and such termination shall be effective from the date of notice of termination submitted by us.

For purposes of Mr. Smith’s and Dr. Welburn’s employment agreements, “cause” means if the executive:

•	is unable to perform his duties under the agreement for a continuous period of nine months in a 12-month period or is unable to perform his duties for separate periods in aggregate of 12 months in a 24-month period;

•	commits a willful breach or willfully neglects to perform his obligations under the employment agreement, company policy or company code of conduct;

•	commits any other act which would entitle us to dismiss him summarily; or

•	fails to observe or perform his duties under the employment agreement and fails to cure such failure within seven days of being instructed to do so in writing.

Option Acceleration Policy

Our board of directors has adopted a policy that provides that in the event of a change of control of us, with respect to Mr. Aldridge and those officers who report directly to Mr. Aldridge, each officer’s unvested options held at the time of such change of control will become fully vested and exercisable. Our board of directors has the right to amend or terminate this policy at any time. The term change of control has not been defined for these purposes. Our board of directors in its discretion determines whether a change of control has occurred under this policy.

In accordance with the requirements of the rules of the Securities and Exchange Commission, the following table presents our reasonable estimate of the benefits payable to the named executive officers under our agreements assuming that:

•	a change of control occurred on the last business day of fiscal year 2007;

•	a change of control and termination of employment occurred on the last business day of fiscal year 2007; or

•	in the case of Dr. Bertolino, a termination without cause or for good reason, and in the case of the other named executive officers, a termination without providing the required notice period, occurred on the last business day of fiscal year 2007.

Excluded are benefits provided to all employees, such as accrued vacation, and benefits provided by third-parties under our life and other insurance policies. While we have made reasonable assumptions regarding the amounts payable, there can be no assurance that in the event of a qualifying termination in connection with a change of control, the named executive officers will receive the amounts reflected below.

				Value of Potential
				Option
Name	Trigger	Cash Severance(1)		Acceleration(2)(3)	Total Value(4)

Michael D.A. Aldridge	Change of Control	$—		$96,352	$96,352
	Change of Control and Qualifying Termination	300,000		96,352	396,352
	Termination Without Required Notice Period	300,000		—	300,000
Philip K. Moody	Change of Control	—		162,950	162,950
	Termination Without Required Notice Period	140,000		—	140,000
Arthur P. Bertolino, M.D., Ph.D.	Change of Control	—		135,792	135,792
	Change of Control and Qualifying Termination	280,000		135,792	415,792
	Termination Without Cause or For Good Reason	280,000		—	280,000
Cheri A. Jones, M.S.	Change of Control	—		48,093	48,093
	Termination Without Required Notice Period	61,250		—	61,250
Gary Patou, M.D. (Hons)(5)	Actual Termination as Interim Chief Medical Officer	—		—	—
David J.B. Smith	Termination Without Required Notice Period	12,453	(2)	—	12,453
Peter J. Welburn, Ph.D.	Change of Control	—		41,020	41,020
	Termination Without Required Notice Period	46,701	(2)	—	46,701

(1)	Represents the dollar value of cash severance based upon the monthly salary for the executive officer, multiplied by the number of months required by the notice period specified in the agreement.

(2)	Amounts have been converted from Australian dollars using the foreign currency exchange rate as of June 30, 2007.

(3)	Amounts shown represent the aggregate value of the acceleration of vesting of the executive officer’s unvested options, based on the spread between the closing price of our common stock of $14.60 on June 29, 2007 and the options’ exercise prices.

(4)	Excludes the value to the executive of the continued right to indemnification by us. Executive officers will be indemnified by us and will receive continued coverage under our directors’ and officers’ liability insurance (if applicable).

(5)	Dr. Patou’s services as Interim Chief Medical Officer ended in April 2007. Dr. Patou did not receive any additional severance or other benefits in connection with the termination of his services as Interim Chief Medical Officer.

Employee Benefit Plans

2007 Incentive Award Plan

On August 7, 2007, the compensation committee of our board of directors adopted the Peplin, Inc. 2007 Incentive Award Plan, or the 2007 Plan, which was subsequently approved by Peplin Limited’s shareholders on October 1, 2007 in a general meeting prior to the consummation of the Reorganization. The principal purpose of the 2007 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The 2007 Plan provides for a variety of such awards, including non-qualified stock options, incentive stock options, within the meaning of Section 422 of the Code, stock appreciation rights, restricted stock, restricted stock units, deferred stock, dividend equivalents, performance awards and stock payments. The 2007 Plan is also designed to permit us to make cash-based awards and equity-based awards intended to qualify as “performance-based compensation” under Section 162(m) of the Code.

The principal features of the 2007 Plan are summarized below. This summary is qualified in its entirety by reference to the text of the 2007 Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Securities Subject to the 2007 Plan.  The maximum aggregate number of shares of our common stock that may be issued or transferred pursuant to awards under the 2007 Plan initially will be equal to 1,000,000 shares. In addition, in the event of any termination, expiration, lapse or forfeiture of any stock option that is not listed on the Australian Securities Exchange, or ASX, restricted stock or other stock award granted by Peplin Limited on or before the consummation of the Reorganization to acquire ordinary shares in the capital of Peplin Limited (including, without limitation, the cancellation of any such awards in connection with the Reorganization), the number of shares of our common stock that may be issued or transferred pursuant to awards under the 2007 Plan will be increased by one share for every twenty shares subject to such award that terminates, expires, lapses or is forfeited. As of June 30, 2007, there were approximately 752,072 shares subject to outstanding awards granted by Peplin Limited the termination, expiration, lapse or forfeiture of which would increase the number of shares of our common stock that may be issued or transferred pursuant to awards under the 2007 Plan. Of the outstanding awards granted by us, the weighted average exercise price was $ 13.58 per share and the weighted average term to expiration was four years. In no event, however, may the maximum aggregate number of shares of our common stock that may be issued or transferred pursuant to awards under the 2007 Plan exceed 1,500,000 shares.

In the event of any termination, expiration, lapse or forfeiture of an award granted under the 2007 Plan, any shares subject to the award at such time will again be made available for future grants under the 2007 Plan. If any shares of restricted stock are surrendered by a holder or repurchased by us pursuant to the terms of the 2007 Plan, such shares also will be available for future grants under the 2007 Plan. In no event, however, will any shares of our common stock again be available for future grants under the 2007 Plan if such action would cause an incentive stock option to fail to qualify as an incentive stock option under Section 422 of the Code.

To the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2007 Plan.

The shares of our common stock covered by the 2007 Plan may be treasury shares, authorized but unissued shares or shares purchased in the open market. For purposes of the 2007 Plan, the fair market value of a share of our common stock as of any given date will be the closing sale price for a share of our common stock on the stock exchange or national market system on which our common stock is listed on such date or, if there is no closing sale price for our common stock on the date in question, the closing sale price for a share of our common stock on the last preceding date for which such quotation exists, as reported in The Wall Street Journal or such other source as the administrator deems reliable. The initial public offering price for shares of our common stock is expected to be $      per share.

Eligibility.  Our employees and consultants (and the employees and consultants of our majority-owned subsidiaries) and our non-employee directors are eligible to receive awards under the 2007 Plan. As of September 30, 2007, there were approximately 42 eligible employees and consultants, and we currently have seven directors, six of whom are non-employee directors. No employee, director or consultant is entitled to participate in the 2007 Plan as a matter of right, nor does any such participation constitute assurance of continued employment or service. Only those employees, directors and consultants who are selected to receive grants by the administrator may participate in the 2007 Plan.

Awards Under the 2007 Plan.  The 2007 Plan provides that the administrator may grant or issue stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock, dividend equivalents, performance awards and stock payments, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

Non-Qualified Stock Options, or NQSOs.  NQSOs will provide for the right to purchase shares of our common stock at a specified price that is not less than the fair market value of a share of our common stock on the date of grant, and usually will become exercisable, as determined by the administrator, in one or more installments after the grant date, subject to the completion of the applicable vesting service period or the attainment of pre-established performance goals. NQSOs may be granted for any term specified by the administrator, but the term may not exceed ten years.

Incentive Stock Options, or ISOs.  ISOs will be designed to comply with the applicable provisions of Section 422 of the Code, and will be subject to certain restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price that is not less than the fair market value of a share of our common stock on the date of grant, may only be granted to our employees and employees of our subsidiary corporations and must not be exercisable after a period of ten years measured from the date of grant. However, if subsequently modified, ISOs may cease to qualify for treatment as ISOs and be treated as NQSOs. The total fair market value of shares, determined as of the respective date or dates of grant, for which one or more options granted to any employee, including all options granted under the 2007 Plan and all other option plans of the Company or any parent or subsidiary corporation, may for the first time become exercisable as ISOs during any one calendar year may not exceed the sum of $100,000. To the extent this limit is exceeded, the options granted will be NQSOs. In the case of an ISO granted to an individual who owns, or is deemed to own, more than 10% of the total combined voting power of all classes of stock of the Company or any parent or subsidiary corporation, the 2007 Plan provides that the exercise price of an ISO must be at least 110% of the fair market value of a share of our common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant. Like NQSOs, ISOs usually will become exercisable, as determined by the administrator, in one or more installments after the grant date, subject to the completion of the applicable vesting service period or the attainment of pre-established performance goals.

Stock Appreciation Rights, or SARs.  Stock appreciation rights provide for the payment of an amount to the holder based upon the excess, if any, of the fair market value of our common stock over the exercise price of the SAR. The exercise price of a SAR must be at least 100% of the fair market value of a share of our common stock on the date of grant. SARs under the 2007 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator. SARs may be granted in connection with stock options or other awards, or separately. SARs may be granted for any term specified by the administrator, but the term may not exceed ten years.

Restricted Stock.  Restricted stock may be issued at such price, if any, as may be determined by the administrator and may be made subject to such restrictions, including service vesting or vesting based on the satisfaction of pre-established performance goals, as may be determined by the administrator. Restricted stock typically may be repurchased by us at the original purchase price, if any, or is forfeited, if the vesting conditions and other restrictions are not met. In general, restricted stock may not be sold, or otherwise hypothecated or transferred, until the vesting restrictions and other restrictions applicable to such shares lapse. A holder of restricted stock, unlike a holder of options or restricted stock units, generally will have voting rights and may receive dividends prior to the time when the restrictions lapse.

Deferred Stock Awards.  Deferred stock awards provide for the deferred issuance to the holder of the award of shares of our common stock, subject to any conditions determined by the administrator. Deferred stock may not be sold or otherwise hypothecated or transferred until shares of our common stock have been issued under the deferred stock award. Common stock underlying a deferred stock award will not be issued until the deferred stock award has vested, and a holder of deferred stock generally will have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the shares are issued. Deferred stock awards generally will be forfeited, and the underlying shares of deferred stock will not be issued, if the applicable vesting conditions and other restrictions are not met.

Restricted Stock Units.  Restricted stock units provide for the issuance to the holder of shares of our common stock, subject to vesting conditions, including vesting based on continued service or the satisfaction of pre-established performance goals. The issuance of shares of our common stock pursuant to restricted stock units may be delayed beyond the time at which the restricted stock units vest. Restricted stock units may not be sold, or otherwise hypothecated or transferred, and a holder of restricted stock units will not have voting rights or dividend rights prior to the time when the vesting conditions are satisfied and the shares are issued. Restricted stock units generally will be forfeited, and the underlying shares of stock will not be issued, if the applicable vesting conditions are not met.

Dividend Equivalents.  Dividend equivalents represent the right to receive the value of the dividends per share paid by us, if any, calculated with reference to a specified number of shares of our common stock. Dividend equivalent rights may be granted in connection with awards granted under the 2007 Plan. Dividend equivalents may be paid in cash or shares of our common stock, or in a combination of both, at the election of the administrator.

Performance Awards.  Performance awards may be granted by the administrator to employees, consultants or directors based upon, among other things, the contributions, responsibilities and other compensation of the particular recipient. Generally, the amount paid or distributed under performance awards will be based on specific performance goals and may be paid in cash or in shares of our common stock, or in a combination of both, at the election of the administrator. Performance awards may include “phantom” stock awards that provide for payments based upon the value of our common stock. Performance awards may also include bonuses granted by the administrator, which may be payable in cash or in shares of our common stock, or in a combination of both.

Stock Payments.  Stock payments may be authorized by the administrator in the form of our common stock or an option or other right to purchase shares of our common stock and may, without limitation, be issued as part of a deferred compensation arrangement in lieu of all or any part of compensation — including, without limitation, salary, bonuses, commissions and directors’ fees — that would otherwise be payable in cash to the employee, director or consultant.

Section 162(m) “Performance-Based” Awards.  The administrator may designate employees whose compensation for a given fiscal year may be subject to the limit on deductible compensation imposed by Section 162(m) of the Code. The administrator may grant to such employees and other eligible employees awards under the 2007 Plan that are paid, vest or become exercisable upon the achievement of specified performance goals which are related to one or more performance criteria, as applicable to the Company or any subsidiary, division, operating unit or individual. These performance criteria include:

•	net earnings, either before or after interest, taxes, depreciation and/or amortization;

•	gross or net sales or revenue;

•	net income, either before or after taxes;

•	operating profit;

•	cash flow, including, but not limited to, operating cash flow and free cash flow;

•	return on assets;

•	return on capital;

•	return on stockholders’ equity;

•	return on sales;

•	gross or net profit or operating margin;

•	costs;

•	funds from operations;

•	expenses;

•	working capital;

•	earnings per share;

•	price per share of our common stock; and

•	market share.

Performance goals established based on the performance criteria may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to the results of a peer group. Except as provided by the administrator, the achievement of each performance goal will be determined in accordance with U.S. generally accepted accounting principles, or GAAP, to the extent applicable. At the time of grant, the administrator may provide that objectively determinable adjustments will be made for purposes of determining the achievement of one or more of the performance goals established for an award. Any such adjustments may be based on one or more of the following:

•	items related to a change in accounting principle;

•	items relating to financing activities;

•	expenses for restructuring or productivity initiatives;

•	other non-operating items;

•	items related to acquisitions, including product acquisitions;

•	items attributable to the business operations of any entity acquired by us during the performance period;

•	items related to the disposal of a business or segment of a business; or

•	items related to discontinued operations that do not qualify as a segment of a business under GAAP.

Award Limits.  The 2007 Plan provides that awards covering not more than 300,000 shares may be granted to any employee, consultant or non-employee director in any fiscal year, subject to adjustment under certain circumstances in order to prevent the dilution or enlargement of the potential benefits intended to be made available under the 2007 Plan, as described below. In addition, certain employees — those whose compensation in the year of grant is, or in a future calendar year may be, subject to the limitation on deductibility under Section 162(m) of the Code — may not receive cash-settled performance awards in any calendar year having an aggregate maximum amount payable in excess of $500,000.

Vesting and Exercise of Awards.  The applicable award agreement will contain the period during which the right to exercise the award in whole or in part vests, including the events or conditions upon which the vesting of an award may accelerate. No portion of an award which is not vested at the holder’s termination of employment, termination of directorship, or termination of consulting relationship will subsequently become vested, except as may be otherwise provided by the administrator either in the agreement relating to the award or by action following the grant of the award.

Generally, an option or SAR may only be exercised while such person remains our employee, director or consultant, or an employee or consultant of one of our majority-owned subsidiaries, or for a specified period of time, up to the remainder of the award term, following the holder’s termination of employment, directorship or the consulting relationship, as applicable. An award may be exercised for any vested portion of the shares subject to such award until the award expires.

Upon the grant of an award, the administrator may provide that the period during which the award will vest or become exercisable will accelerate, in whole or in part, upon the occurrence of one or more specified events. Following the grant of an award, the administrator may also provide that the period during which the award will vest or become exercisable will accelerate, in whole or in part.

Only whole shares of our common stock may be purchased or issued pursuant to an award. Any required payment for the shares subject to an award will be paid in the form of cash or a check payable to us in the amount of the aggregate purchase price. However, the administrator may in its discretion and subject to applicable laws allow payment through one or more of the following:

•	the delivery of certain shares of our common stock owned by the holder for at least six months;

•	the surrender of shares of our common stock which would otherwise be issuable upon exercise or vesting of the award;

•	the delivery of property of any kind which constitutes good and valuable consideration;

•	with respect to options, a sale and remittance procedure pursuant to which the holder will place a market sell order with a broker with respect to the shares of our common stock then issuable upon exercise of the option, provided, that the broker timely pays a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the option exercise price for the purchased shares plus all applicable income and employment taxes required to be withheld by reason of such exercise; or

•	any combination of the foregoing to the extent permitted by applicable law.

Transferability of Awards.  Awards generally may not be sold, pledged, assigned or transferred in any manner other than by will or by the laws of descent and distribution or, subject to the consent of the administrator, pursuant to a domestic relations order, unless and until such award has been exercised, or the shares underlying such award have been issued, and all restrictions applicable to such shares have lapsed. Notwithstanding the foregoing, NQSOs may also be transferred to certain family members and trusts or an entity owned by these family members and trusts with the administrator’s consent. Awards may be exercised, during the lifetime of the holder, only by the holder or such permitted transferee.

2007 Plan Benefits.  As of the date of this prospectus, we have granted stock options to purchase 781,073 shares of our common stock under the 2007 Plan. The future benefits that will be received under the 2007 Plan by our current directors, executive officers and all eligible employees are not currently determinable.

Adjustments for Stock Splits, Recapitalizations, and Mergers.  In the event of any recapitalization, reclassification, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin off or other transaction that affects our common stock, the administrator of the 2007 Plan will equitably adjust, subject to the listing rules of the ASX, or the ASX Listing Rules, any or all of the following in order to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the 2007 Plan or with respect to any award:

•	the number and kind of shares of our common stock, or other securities or property, with respect to which awards may be granted or awarded under the 2007 Plan, including the limitation on the maximum number and kind of shares that may be subject to one or more awards granted to any one individual during any fiscal year;

•	the number and kind of shares of our common stock, or other securities or property, subject to outstanding awards under the 2007 Plan; and

•	the grant or exercise price with respect to any outstanding award.

Change in Control.  In order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2007 Plan, facilitate corporate transactions, or give effect to changes in laws, regulations or principles, the administrator may provide, either by the terms of the applicable award agreement or action taken prior to the occurrence of a Change in Control (as defined in the 2007 Plan), or other similar corporate transactions or events that affect our common stock, or any unusual or nonrecurring transaction or events that affect us, any affiliate of ours, or our financial statements or the financial statements of any of our affiliates, for one or more of the following:

•	the purchase of each outstanding award for an amount of cash equal to what could have been realized if the award had been currently exercisable or fully vested;

•	the replacement of each outstanding award with other rights or property with an aggregate value not exceeding what could have been realized if the award had been currently exercisable or fully vested;

•	that each outstanding award cannot vest, be exercised, or become payable after such event;

•	that each outstanding award will be exercisable as to all shares covered thereby;

•	the assumption or substitution of each outstanding award by the successor corporation;

•	the adjustment in the number and type of shares of common stock (or other securities or property) subject to outstanding awards; or

•	the removal of restrictions upon restricted stock, restricted stock units or deferred stock.

Administration of the 2007 Plan.  The compensation committee will be the administrator of the 2007 Plan unless our board of directors assumes authority for administration. The board shall administer the 2007 Plan as to awards to non-employee directors. The compensation committee is expected to consist of two or more directors, each of whom is intended to qualify as both a “non-employee director,” as defined in Rule 16b-3 of the Exchange Act and an “outside director” for purposes of Section 162(m) of the Code. The compensation committee may delegate its authority to grant awards to one or more committees consisting of one or more members of the board of directors or officers, provided, that such committee(s) may not be delegated the authority to grant awards to our officers or individuals whose compensation in the year of grant is, or in a future calendar year may be, subject to the limitation on deductibility under Section 162(m) of the Code or our officers who are delegated authority as a member of such committee. The administrator has the power to:

•	select which directors, employees and consultants are to receive awards and the terms of such awards, consistent with the 2007 Plan;

•	determine whether options are to be NQSOs or ISOs, or whether awards are to qualify as “performance-based” compensation under Section 162(m) of the Code;

•	construe and interpret the terms of the 2007 Plan and awards granted pursuant to the 2007 Plan;

•	adopt rules for the administration, interpretation and application of the 2007 Plan;

•	interpret, amend or revoke any of the rules adopted for the administration, interpretation and application of the 2007 Plan; and

•	amend one or more outstanding awards in a manner that does not adversely affect the rights and obligations of the holder of such award, except in certain limited circumstances.

The 2007 Plan also authorizes the administrator to make such modifications to the terms and conditions of Awards, including the adoption of a subplan, as may be deemed advisable to ensure compliance with applicable foreign laws and listing standards, provided that any such action does not violate any other applicable law or require stockholder approval.

Amendment and Termination of the 2007 Plan.  The administrator may amend the 2007 Plan at any time, subject to stockholder approval to the extent required by applicable law or regulation or the listing standards of any market or stock exchange on which the Peplin common stock is, at that time, primarily traded. Additionally, stockholder approval will be specifically required to increase the maximum number of shares of our common stock which may be issued under the 2007 Plan or decrease the exercise price of any outstanding option or stock appreciation right granted under the 2007 Plan.

The administrator may suspend or terminate the 2007 Plan at any time. However, in no event may an award be granted pursuant to the 2007 Plan on or after August 6, 2017.

Securities Laws and Federal Income Taxes.

Securities Laws.  The 2007 Plan is intended to conform to all provisions of the ASX Listing Rules, the Securities Act of 1933, as amended, or the Securities Act, and the Exchange Act and any and all regulations and rules promulgated thereunder by the Securities and Exchange Commission, including without limitation, Rule 16b-3. The 2007 Plan will be administered, and options will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

Section 162(m) of the Code.  In general, under Section 162(m) of the Code, income tax deductions of publicly-held corporations may be limited to the extent total compensation, including base salary, annual bonus, stock option exercises and non-qualified benefits paid, for certain executive officers exceeds $1,000,000 in any one year. The Section 162(m) deduction limit, however, does not apply to certain “performance-based compensation” as provided for by the Code and established by an independent compensation committee. In particular, stock options and SARs will satisfy the “performance-based compensation” exception if the awards are made by a qualifying compensation committee, the underlying plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date (i.e., the exercise price or base price is not less than the fair market value of the stock subject to the award on the grant date). Other awards granted under the 2007 Plan may be “qualified performance-based compensation” for purposes of Section 162(m), if such awards are granted or vest based upon the achievement of one or more pre-established objective performance goals using one of the performance criteria described previously.

The 2007 Plan is structured in a manner that is intended to provide the compensation committee with the ability to provide awards that satisfy the requirements for “qualified performance-based compensation” under Section 162(m) of the Code. In the event the compensation committee determines that it is in our best interests to make use of such awards, the remuneration attributable to those awards should not be subject to the $1,000,000 limitation. We have not, however, requested a ruling from the IRS or an opinion of counsel regarding this issue. This discussion will neither bind the IRS nor preclude the IRS from adopting a contrary position.

Section 409A of the Code.  Certain awards under the 2007 Plan may be considered “non-qualified deferred compensation” for purposes of Section 409A of the Code, which imposes certain additional requirements regarding the payment of deferred compensation. Generally, if at any time during a taxable year a non-qualified deferred compensation plan fails to meet the requirements of Section 409A, or is not operated in accordance with those requirements, all amounts deferred under the non-qualified deferred compensation plan for the taxable year and all preceding taxable years, by or for any participant with respect to whom the failure relates, are includible in the gross income of the participant for the taxable year to the extent not subject to a substantial risk of forfeiture and not previously included in gross income. If a deferred amount is required to be included in income under Section 409A, the amount also is subject to interest and an additional income tax. The interest imposed is equal to the interest at the underpayment rate plus one percentage point, imposed on the underpayments that would have occurred had the compensation been includible in income for the taxable year when first deferred, or if later, when not subject to a substantial risk of forfeiture. The additional income tax is equal to 20% of the compensation required to be included in gross income.

Securities Law Matters.  We intend to file a registration statement on Form S-8 covering the shares of our common stock issuable under the 2007 Plan.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of September 26, 2007 and as adjusted to reflect the issuance of shares to shareholders of Peplin Limited in the Reorganization and our assumption of outstanding options and the sale of shares of our common stock in this offering, with respect to:

•	each person, or group of affiliated persons, who is known by us to own beneficially more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Except as indicated in the footnotes to this table and pursuant to state community property laws, each stockholder named in the table has sole voting and investment power for the shares shown as beneficially owned by such stockholder. Percentage of ownership is based on 9,992,488 shares of common stock outstanding on September 26, 2007 after giving effect to the Reorganization. The number of shares of common stock outstanding used in calculating the percentage for each listed person and entity (and for all executive officers and directors as a group) includes common stock underlying options held by that person or entity (or by all executive officers and directors as a group, as the case may be) that are exercisable within 60 days of September 26, 2007, but excludes common stock underlying options held by any other person or entity.

The table assumes no exercise of the underwriters’ over allotment option. Unless otherwise indicated in the footnotes, the address of each of the individuals named below is: c/o Peplin, Inc., 6475 Christie Avenue, Emeryville, California 94608.

	Shares Beneficially	Percentage of Shares
	Owned Prior to	Beneficially Owned
Name	Offering	Before Offering		After Offering

Named Executive Officers and Directors
Michael D.A. Aldridge(1)	112,995	1.1%			%
Philip K. Moody(2)	33,334		*		*
Arthur P. Bertolino, M.D., Ph.D.(3)	10,000		*		*
Cheri A. Jones, M.S.(4)	11,667		*		*
Gary Patou, M.D.(5)	67,500		*		*
David J.B. Smith(6)	7,701		*		*
Peter J. Welburn, Ph.D.(7)	17,384		*		*
Eugene Bauer, M.D.(8)	5,000		*		*
Cherrell Hirst(9)	23,566		*		*
Gary Pace, B.Sc.(Hons), Ph.D.(10)	17,025		*		*
James Scopa(11)	1,772,090	17.0
Michael Spooner(12)	9,000		*		*
All executive officers and directors as a group (12 persons)(13)	2,049,758	19.3
All 5% or Greater Stockholders
Entities affiliated with MPM BioVentures IV LLC(14)	1,767,090	17.0%			%
c/o MPM BioVentures IV LLC
200 Clarendon Street
Boston, MA 02116
Entities affiliated with Acorn Capital Limited(15)	1,361,593	13.6
c/o Acorn Capital Limited
Level 12, 90 Collins Street
Melbourne Victoria 3000, Australia

	Shares Beneficially	Percentage of Shares
	Owned Prior to	Beneficially Owned
Name	Offering	Before Offering	After Offering

Entities affiliated with Orbis Global Equity Fund Limited(16)	1,315,640	13.0
LPG Building, 34 Bermudiana Road
Hamilton HM 11, Bermuda
Asia Union Investments Pty Limited(17)	1,170,922	11.7
20 Rosemont Avenue
Woollahra NSW 2025, Australia

*	Less than 1% of the outstanding shares of common stock.

(1)	Includes 108,395 shares of common stock Mr. Aldridge has the right to acquire pursuant to outstanding options exercisable within 60 days of September 26, 2007.

(2)	Mr. Moody has the right to acquire these shares of common stock pursuant to outstanding options exercisable within 60 days of September 26, 2007.

(3)	Dr. Bertolino has the right to acquire these shares of common stock pursuant to outstanding options exercisable within 60 days of September 26, 2007.

(4)	Ms. Jones has the right to acquire these shares of common stock pursuant to outstanding options exercisable within 60 days of September 26, 2007.

(5)	Dr. Patou has the right to acquire these shares of common stock pursuant to outstanding options exercisable within 60 days of September 26, 2007. Dr. Patou is our former Interim Chief Medical Officer. Our consulting arrangement with Dr. Patou ended in April 2007.

(6)	Mr. Smith has the right to acquire these shares of common stock pursuant to outstanding options exercisable within 60 days of September 26, 2007.

(7)	Dr. Welburn has the right to acquire these shares of common stock pursuant to outstanding options exercisable within 60 days of September 26, 2007.

(8)	Dr. Bauer has the right to acquire these shares of common stock pursuant to outstanding options exercisable within 60 days of September 26, 2007.

(9)	Includes 933 shares of common stock Dr. Hirst has the right to acquire pursuant to outstanding options exercisable within 60 days of September 26, 2007.

(10)	Includes 7,775 shares of common stock Dr. Pace has the right to acquire pursuant to outstanding options exercisable within 60 days of September 26, 2007.

(11)	Includes: (a) 5,000 shares of common stock Mr. Scopa has the right to acquire pursuant to outstanding options exercisable within 60 days of September 26, 2007, (b) 1,359,300 shares of common stock held by entities affiliated with MPM BioVentures IV, LLC, and (c) 407,790 shares of common stock subject to outstanding options exercisable within 60 days of September 26, 2007, held by entities affiliated with MPM BioVentures IV LLC. Mr. Scopa is a managing member of MPM BioVentures IV LLC. Mr. Scopa disclaims beneficial ownership of the shares or options held by MPM BioVentures IV LLC or its affiliates, except to the extent of his pecuniary interest therein. See footnote 14 below for additional information regarding the holdings of entities affiliated with MPM BioVentures IV LLC.

(12)	Includes 5,154 shares of common stock Mr. Spooner has the right to acquire pursuant to outstanding options exercisable within 60 days of September 26, 2007.

(13)	Includes 650,135 shares of common stock subject to outstanding options exercisable within 60 days of September 26, 2007.

(14)	Based on information set forth in a Form 604 filed under the Australian Corporations Act 2001 with the ASX on November 16, 2006. Includes: (a) 1,359,300 shares of common stock, and (b) 407,790 shares of common stock subject to outstanding options exercisable within 60 days of September 26, 2007, held by entities affiliated with MPM BioVentures IV LLC. The entities affiliated with MPM BioVentures IV LLC are MPM BioVentures IV-QP, L.P., MPM BioVentures IV GmbH & Co. Beteiligungs, KG and MPM Asset Management Investors BV4 LLC, each of which holds 1,273,992, 49,081 and 36,227 shares of common stock, and options to purchase 382,198, 14,724 and 10,868 shares of common stock, respectively. The voting and disposition of the shares of common stock and options held by these entities is determined by the managing members of MPM BioVentures IV LLC, which is a direct or indirect general partner or managing limited partner, as applicable, of these entities. According to information provided by the shareholder, Ashley Dombkowski, Luke Evnin, Ansbert Gadicke, William Greene, Vaughn M. Kailian, Steven St. Peter, Jim Scopa, who is a member of our board of directors, and John VanderVort are managing members of MPM BioVentures IV LLC, share voting and investment power with respect to these shares and disclaim beneficial ownership of these shares, except to the extent of any pecuniary interest therein. In addition, Dr. Patou, one of our named executive officers for the fiscal year ended June 30, 2007, is an executive partner of MPM Asset Management LLC. As an executive partner, Dr. Patou has no ownership interest, or voting or investment power with respect to the shares of common stock held by funds affiliated with MPM BioVentures IV LLC.

This amount does not include the 348,389 shares of common stock sold, subject to the approval of Peplin Limited’s shareholders, to funds affiliated with MPM BioVentures IV LLC in connection with the August 9, 2007 private placement. We obtained shareholder approval for this transaction in connection with an extraordinary general meeting of the shareholders held on October 1, 2007.

(15)	Based on information set forth in a Form 604 filed under the Australian Corporations Act 2001 with the ASX on September 14, 2007. Includes: (a) 1,317,811 shares of common stock and (b) 43,782 shares of common stock subject to outstanding options exercisable within 60 days of September 26, 2007, held of record by nominee and trustee companies on behalf of Acorn Capital Limited, in its capacity as a discretionary investment manager to certain superannuation funds, pooled superannuation trusts, managed investment schemes and investment management agreements. Acorn Capital Limited has sole voting and dispositive power over these shares. According to information provided by the shareholder, Robert Brown, David Bryant, Barry Fairley, Ian Ferres, Barrie Laws and Robert Officer, the directors of Acorn Capital Limited, and Peter Russell, the Senior Industrial Analyst of Acorn Capital Limited, share voting and investment power with respect to these shares and disclaim beneficial ownership of these shares, except to the extent of any pecuniary interest therein.

(16)	Based on information set forth in a Form 604 filed under the Australian Corporations Act 2001 with the ASX on September 11, 2007. Includes: (a) 570,219 shares of common stock held by Orbis Global Equity Fund Limited and (b) 654,230 shares of common stock held by entities affiliated with Orbis Global Equity Fund Limited. The entities affiliated with Orbis Global Equity Fund Limited are Orbis Optimal SA Fund Limited, Orbis SICAV-Global Equity Fund, Orbis Optimal Global Fund, L.P., Orbis MIS — Orbis Global Equity Fund, Orbis SICAV — Asia ex Japan Equity Fund, Orbis MIS — Orbis/SM Australia Equity Fund and G.A. Fund — L Equity Deep Value World TP, each of which holds 25,250, 79,374, 7,700, 61,273, 205,619, 262,164 and 12,850 shares of common stock, respectively. Amount also includes 91,192 shares of common stock subject to outstanding options exercisable within 60 days of September 26, 2007, held by Orbis Global Equity Fund Limited and entities affiliated with Orbis Global Equity Fund Limited. According to information provided by the shareholder, Simon Marais, Chief Executive Officer and director of Orbis Investment Management (Australia) Pty has voting and investment power with respect to the shares held by Orbis MIS — Orbis/SM Australia Equity Fund and William Gray, President and director of Orbis Investment Management Limited, has voting and investment power with respect to the shares held by Orbis Global Equity Fund Limited and the other entities affiliated with Orbis Global Equity Fund Limited. Each of these individuals disclaims beneficial ownership of these shares, except to the extent of any pecuniary interest therein.

(17)	Based on information set forth in a Form 604 filed under the Australian Corporations Act 2001 with the ASX on September 11, 2007. Includes 39,185 shares of common stock subject to outstanding options exercisable within 60 days of September 26, 2007. According to information provided by the shareholder, Barbara Ann Abbott, Christopher Abbott and Rosalind Phyllida Abbott, are directors of Asia Union Investments Pty Limited, and share voting and investment power with respect to these shares, each of whom disclaims beneficial ownership of these shares, except to the extent of any pecuniary interest therein.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, since July 1, 2004, to which we and Peplin Limited, now our wholly-owned subsidiary, have been a party, in which the amount involved exceeded $120,000 and in which any of our executive officers, directors or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest.

Our audit committee charter, which was adopted in connection with this offering, provides that our audit committee must review and approve in advance any related party transaction. In approving or rejecting a proposed related party transaction, our audit committee shall consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, if applicable, and the impact on a director’s independence. Our audit committee shall approve only those related party transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion.

Purchase Agreement

Pursuant to a purchase agreement for shares and options entered into in May 2006, by and among Peplin Limited and MPM BioVentures IV-QP L.P., MPM BioVentures IV, L.P. and MPM Asset Management Investors BV4, or collectively, MPM, Peplin Limited undertook to procure that a resolution be put to shareholders to appoint Mr. Scopa, who is a general partner of MPM, as a director and also to appoint a person nominated by MPM as a director. Mr. Scopa was elected as a director by shareholders in June 2006 and Dr. Bauer, MPM’s nominated person, was also elected by shareholders in June 2006. Since each respective election, Mr. Scopa and Dr. Bauer have served as directors under the terms of the constitution of Peplin Limited and no further obligations in relation to their appointments exist under the purchase agreement. We have paid MPM fees related to our capital raisings in 2006 in the amounts of $93,292 and $57,240 in the years ended June 30, 2006 and 2007, respectively.

Sales of Securities

In May 2006, Peplin Limited issued in a private placement offering an aggregate of 18,675,500 ordinary shares, at a per share price of $0.52, and 5,597,250 options, at a per option price of $0.68, for aggregate consideration of approximately $30.0 million. Our director, Dr. Gary Pace, purchased 185,000 ordinary shares and 55,500 options in the offering, for which Peplin Limited received $97,501.

On September 11, 2007 and October 8, 2007, Peplin Limited issued an aggregate of 22,222,222 ordinary shares, or 1,111,112 shares giving effect to the Reorganization, for an aggregate consideration of approximately $17,111,111. The issuance was made in a private placement to certain investors pursuant to subscription agreements with Peplin Limited, entered into on August 9, 2007, which contained customary provisions for such agreements, including representations and warranties with respect to each party, covenants designed to preserve exemption from registration under the Securities Act of 1933 and confidentiality provisions. In addition, Peplin Limited agreed to reimburse MPM BioVentures IV LLC for up to $14,700 of its legal costs incurred in connection with the transaction. The purchasers of the ordinary shares included, among others, the following shareholders of Peplin Limited.

	Shares	Purchase Price(2)

Entities affiliated with MPM BioVentures IV LLC(1)	6,967,777	$5,365,188
Acorn Capital	4,819,145	$3,710,742
Orbis Funds	4,473,972	$3,444,958
Asian Union Investments	4,215,779	$3,246,150

(1)	Mr. Scopa, a member of our and Peplin Limited’s board of directors, is a managing member of MPM BioVentures IV LLC, one of the MPM entities that acquired the above-listed shares. Dr. Patou, one of the named executive officers for the fiscal year ended June 30, 2007, is an executive partner of MPM BioVentures IV LLC.

(2)	Amounts have been converted from Australian dollars using the foreign currency exchange rate on August 9, 2007, of $0.8542 per A$.

Employment Agreements

We have entered into employment agreements with our executive officers. For more information regarding these agreements, see “Compensation Discussion and Analysis — Employment Agreements.”

Severance and Change of Control Arrangements

Some of our executive officers are entitled to certain severance and change of control benefits. For information regarding these arrangements, see “Compensation Discussion and Analysis — Severance and Change of Control Arrangements,” “Compensation Discussion and Analysis — Employment Agreements” and “Executive Compensation — Potential Payments Upon Termination or Change-in-Control.”

Stock Options Granted to Executive Officers and Directors

We have granted stock options to our executive officers and directors. For more information regarding these stock options, see “Compensation Discussion and Analysis — Long-term Incentives — Stock Options,” “Executive Compensation — Grants of Plan Based Awards” and “Executive Compensation — Outstanding Equity Awards at Fiscal Year End.”

Indemnification Agreements with Executive Officers and Directors

We expect to enter into indemnification agreements with each of our executive officers and directors. These indemnification agreements require us to indemnify these individuals to the fullest extent permitted by the Delaware General Corporation Law.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our certificate of incorporation and by-laws to be in effect upon the closing of this offering and includes a summary of certain ASX Listing Rules. We refer you to the certificate of incorporation and by-laws filed as exhibits to the registration statement relating to this offering.

General

Our certificate of incorporation authorizes capital stock consisting of:

•	10,000,000 shares of preferred stock, par value $0.001 per share;

•	100,000,000 shares of common stock, par value $0.001 per share; and

•	1 share of class B common stock, par value $0.001 per share.

As of September 26, 2007, on a pro forma basis assuming completion of the Reorganization, there were no shares of preferred stock or class B common stock outstanding and there were 9,992,488 shares of common stock outstanding, which were held of record by 3,685 stockholders.

We are selling all of the           shares of common stock in this offering (           shares if the underwriters exercise their overallotment option in full). The following summary describes the material provisions of our capital stock. We urge you to read our certificate of incorporation and our by-laws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Certain provisions of our certificate of incorporation and our by-laws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences and rights as well as the qualifications, limitations, or restrictions of the preferred stock, including dividend rights and preferences, conversion rights, voting rights, terms of redemption and liquidation rights and preferences, any or all of which may be greater than the rights of the common stock. Accordingly, our board of directors, without stockholder approval, may issue preferred stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could be issued quickly with terms calculated to delay or prevent a change of control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock, and may adversely affect the voting and other rights of the holders of our common stock. At present, we have no plans to issue any shares of preferred stock following this offering.

Common Stock

All holders of shares of common stock are entitled to the same rights and privileges. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Class B Common Stock

A holder of the class B common stock is entitled to the same rights and privileges as the holders of the common stock. We redeemed the class B common stock upon issuance of common stock in connection with the Reorganization.

Anti-Takeover Effects of Certain Provisions

Section 203 of the Delaware General Corporation Law

In general, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the voting stock owned by the interested stockholder) those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•	the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	in general, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, subject to certain exceptions;

•	any transaction involving the corporation which has the effect of increasing the proportionate share of any class or series of its capital stock owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Classified Board of Directors

Our certificate of incorporation divides our board of directors into three classes with staggered three-year terms. In addition, our certificate of incorporation and our by-laws provide that directors may be removed only for cause and only by the affirmative vote of the holders of 66 2/3% or more of our outstanding shares of capital stock present in person or by proxy and entitled to vote. Under our certificate of incorporation and by-laws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by the affirmative vote of a majority of our directors then in office. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of us.

No Cumulative Voting

Our certificate of incorporation provides that our stockholders will not be permitted to cumulate their votes for the election of directors.

Stockholder Action by Written Consent

Our certificate of incorporation and our by-laws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may be taken by written consent in lieu of a meeting only if the action to be effected by such written consent and the taking of such action by such written consent have been previously approved by the board of directors. These provisions may make it difficult for stockholders to take action that has not been approved by our board of directors.

Special Meetings of Stockholders

Our by-laws also provide that, effective from and after our initial listing on the NASDAQ Global Market, except as otherwise required by law, special meetings of the stockholders may only be called by our board of directors. These provisions may make it difficult for stockholders to take action that has not been approved by our board of directors or the chairman of our board.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

In addition, our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholder meeting.

Preferred Stock

Pursuant to the terms of our certificate of incorporation, we are authorized to issue up to 10,000,000 shares of preferred stock. Our board of directors are authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue such shares of preferred stock in one or more series. Each such series of preferred stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by our board of directors. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding common stock.

Amendment of Certificate of Incorporation or By-laws

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our by-laws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least 66 2/3% of the votes which all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 66 2/3% of the votes which all our stockholders would be entitled to cast in any election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation and by-laws described in the prior two paragraphs.

CHESS Depositary Interests

Prior to the consummation of the Reorganization, the ordinary shares of Peplin Limited were listed on the ASX. Currently, the beneficial ownership of our common stock is listed and trades on the ASX in the form of CHESS Depositary Interests, or CDIs, under the ASX trading code “PLI.” CDIs are units of beneficial ownership in our shares of common stock held by CHESS Depositary Nominees Pty Limited, or CDN, a wholly-owned subsidiary of ASX. The CDIs entitle holders to dividends, if any, and other rights economically equivalent to our shares of common stock on a 1-for-20 basis, including the right to attend stockholders’ meetings. The CDIs are convertible at the option of the holders into shares of our common stock on a 1-for-20 basis. CDN, as the stockholder of record, will vote the underlying shares in accordance with the directions of the CDI holders. In addition, certain options to acquire our common stock are listed and trade on the ASX under the ASX trading code “PLIO” in the form of CDIs. The CDIs are convertible at the option of the holders into options to acquire our common stock on a 1-for-20 basis.

ASX Listing Rules

The ASX Listing Rules prohibit us from acquiring a substantial asset from, or disposing of a substantial asset to, one of our directors without stockholder approval. In addition, subject to certain exceptions, the ASX Listing Rules prohibit us from issuing shares to a director without stockholder approval.

In addition, under the listing rules of the ASX, the maximum fees payable to a directors may not increase without prior approval from stockholders at a general meeting. The directors will seek approval from time to time in relation to fees as they think appropriate.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Bank, N.A. The registrar for our CDIs is Computershare.

NASDAQ Global Market and ASX Listing

We have been approved to list our common stock on the NASDAQ Global Market, subject to notice of issuance, under the symbol “PLIN.” Currently, CDIs representing the beneficial ownership of our common stock trade on the ASX under the symbol “PLI.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no U.S. public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Sales of Restricted Shares

Upon the completion of this offering, we will have outstanding an aggregate of approximately           shares of common stock based upon our shares outstanding as of June 30, 2007. Of these shares outstanding, all of the shares issued in this offering will be freely tradeable without restriction under the Securities Act, unless they are held by our “affiliates” as such term is defined in Rule 144 of the Securities Act. The remaining 9,229,068 shares represent shares of our common stock that were issued to former Peplin Limited stockholders in connection with the Reorganization pursuant to an exemption from registration provided by Section 3(a)(10) of the Securities Act. These securities will also be freely tradeable, except for securities held by persons who are deemed to be “affiliates” of Peplin Limited prior to completion of the Reorganization or “affiliates” of us following the Reorganization. The 1,399,682 shares of our common stock issued in the Reorganization and held by affiliates are available for public sale only if registered under the Securities Act or sold in compliance with Rule 145 of the Securities Act.

All of the 1,399,682 shares are shares held by our directors, officers or other affiliates and are subject to the lock-up agreement described below that prohibits them from selling, subject to exceptions, shares of our common stock for a period of 90 days following the date of this prospectus without the prior written consent of Merrill Lynch & Co. The 90-day period may be extended in certain limited circumstances.

As a result of the lock-up agreements described below and the provisions of Rule 145 under the Securities Act, the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

•	shares are not subject to a lock-up and will be eligible for sale as of the date of this prospectus;

•	shares will be eligible for sale upon the expiration of the lock-up agreements, as more particularly and except as described below, beginning 90 days after the date of this prospectus; and

•	shares will be eligible for sale upon the expiration of the lock-up agreements and subject to the requirements of Rule 145.

Lock-up Agreements

We and each of our directors and executive officers, as well as certain of our stockholders, have each agreed, subject to certain exceptions, not to sell or otherwise dispose of, directly or indirectly any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of not less than 90 days from the date of this prospectus without the prior written consent of Merrill Lynch.

Merrill Lynch, in its sole discretion, at any time or from time to time and without notice, may release for sale in the public market all of any portion of the shares restricted by the terms of the lock-up agreements. The lock-up restrictions will not apply to transactions relating to shares of our common stock acquired in open market transactions after the completion of this offering provided that no filing by the transferor under Rule 144 of the Securities Act or Section 16 of the Exchange Act is required or will be voluntarily made in connection with such transactions. The lock-up restrictions also will not apply to certain transfers not involving a disposition for value, provided that the recipient agrees to be bound by these lock-up restrictions and provided that no filing by the transferor under Rule 144 of the Securities Act or Section 16 of the Exchange Act is required or will be voluntarily made in connection with such transfers.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this offering, a person (or persons whose shares are required to be aggregated) who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•	one percent of the number of common shares then outstanding, which will equal approximately shares immediately after this offering (assuming no exercise of the underwriters’ over allotment option and no exercise of outstanding options); or

•	the average weekly trading volume of our common shares on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales of restricted shares under Rule 144 are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates that sell our common shares that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 145

In general, under Rule 145, the “affiliates” of us and Peplin Limited at the time of the Reorganization may only sell shares of our common stock acquired in connection with the Reorganization if:

•	current public information about us exists and the sale is made in accordance with the volume and manner of sale provisions of Rule 144;

•	such person is not our “affiliate” at the time of sale, current public information about us exists and a period of at least one year has elapsed since the date the securities were acquired from us in the Reorganization; or

•	such person is not, and had not been for at least three months, our “affiliate” and a period of at least two years has elapsed since the date the securities were acquired from us in the Reorganization.

Stock Options

As of June 30, 2007, options to purchase a total of 1,608,593 shares of our common stock were outstanding, of which 1,169,432 were exercisable. An additional 747,928 shares of common stock were available for future option grants under our 2007 Incentive Award Plan. We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our option plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the Securities and Exchange Commission. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S.
HOLDERS OF OUR COMMON STOCK

The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to a non-U.S. holder, but is not a complete analysis of all the potential tax consequences relating thereto. For the purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that for U.S. federal income tax purposes is not a “U.S. person.”

For purposes of this discussion, the term U.S. person means:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) which has made a valid election to be treated as a U.S. person.

If a partnership holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock and partners in such partnerships should consult their tax advisors.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of a non-U.S. holder’s particular circumstances or special tax status, including, without limitation: U.S. expatriates or former long-term residents of the United States; banks, insurance companies or other financial institutions; tax-exempt organizations; dealers or traders in securities; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; entities treated as partnerships for U.S. federal income tax purposes or investors in such entities; “controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax; investors that hold our common stock as part of a hedge, straddle or conversion transaction; and investors deemed to sell our common stock under the constructive sale provisions of the Code. This summary is applicable only to non-U.S. holders who hold our common stock as a capital asset (generally, an asset held for investment purposes).

This discussion does not address any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty. Furthermore, the following discussion is based on current provisions of the Code, regulations thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought, nor do we intend to seek, any ruling from the United States Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. Accordingly, each non-U.S. holder is encouraged to consult its tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

As discussed under “Dividend Policy” above, we have never declared or paid any cash dividends or other distributions on our common stock, and we do not anticipate paying any cash dividends or other distributions in the foreseeable future.

If distributions are made on shares of our common stock, such payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted basis in the common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of the common stock.

Amounts treated as dividends paid to a non-U.S. holder of common stock generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividends or such lower rate as may be specified by an applicable income tax treaty to which the holder is entitled. In order to receive a reduced treaty rate, a non-U.S. holder must provide a valid IRS Form W-8BEN or other successor form certifying qualification for the reduced rate.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder (or, where a tax treaty applies, are attributable to a U.S. permanent establishment maintained by the non-U.S. holder) are exempt from such withholding tax. In order to obtain this exemption, a non-U.S. holder must provide a valid IRS Form W-8ECI or other successor form properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are generally taxed at the same graduated rates applicable to U.S. persons, net of allowable deductions and credits.

In addition to the graduated rate taxation described above, dividends received by a corporate non-U.S. holder that are effectively connected with a U.S. trade or business of such holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder may obtain a refund of any excess amounts withheld if an appropriate claim for refund is timely filed with the IRS. If a non-U.S. holder holds our common stock through a foreign partnership or a foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with additional certification requirements.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with a U.S. trade or business of the non-U.S. holder or, if an income tax treaty applies, attributable to a U.S. permanent establishment maintained by such non-U.S. holder;

•	the non-U.S. holder is an individual who holds his or her common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the U.S. for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “U.S. real property holding corporation”, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder’s holding period for our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, as long as our common stock is regularly traded on an established securities market such common stock will be treated as U.S. real property interests only if the non-U.S. holder actually or constructively held more than 5% of such regularly traded common stock at any time within the holding period set forth in the USRPHC bullet point above.

Unless an applicable income tax treaty provides otherwise, any gain described in the effectively connected and USRPHC bullet points above will generally be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons and, in addition, corporate holders under certain circumstances may also be subject to the branch profits tax. Such gain, however, will generally not be subject to U.S. withholding tax, provided that any applicable certification requirements are met. Any gain described in the second bullet point above (which may be offset by U.S. source capital losses) will be subject to a flat 30% U.S. federal income tax. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount of tax withheld, if any, together with other information. A similar report is sent to the holder. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Backup withholding (currently at a rate of 28%) generally will not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. holder of our common stock if the holder has provided the certification described above that it is not a U.S. person or has otherwise established an exemption.

Payments of the proceeds from a disposition effected outside the United States by a non-U.S. holder of our common stock made by or through a foreign office of a broker generally will not be subject to U.S. information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to such a payment if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period, or a foreign partnership if:

•	at any time during its tax year, one or more of its partners are U.S. persons who, in the aggregate hold more than 50% of the income or capital interest in such partnership; or

•	at any time during its tax year, it is engaged in the conduct of a trade or business in the United States,

unless the broker has documentary evidence that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

Payment of the proceeds from a disposition by a non-U.S. holder of common stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is furnished timely to the IRS.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Cowen and Company, LLC, Thomas Weisel Partners LLC, Leerink Swann LLC and Wilson HTM Corporate Finance Ltd. are acting as representatives of each of the underwriters named below. Wilson HTM Corporate Finance Ltd. is not a member of the National Association of Securities Dealers and is participating as an underwriter only with regard to shares sold outside of the United States, to non-U.S. investors.

Subject to the terms and conditions set forth in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Cowen and Company, LLC
Thomas Weisel Partners LLC
Leerink Swann LLC
Wilson HTM Corporate Finance Ltd.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $     per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $     per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering payable by us, not including the underwriting discount, are estimated at $     .

Overallotment Option

We have granted an option to the underwriters to purchase up to additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and certain of our existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for or repayable with common stock for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	otherwise dispose of or transfer any common stock;

•	file or cause to be filed a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the 90-day period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Listing on the NASDAQ Global Market and the ASX

The shares of our common stock have been approved for listing on the NASDAQ Global Market, subject to notice of issuance, under the symbol “PLIN.”

Before this offering, there has been no public market in the United States for our common stock. Prior to the consummation of the Reorganization, the ordinary shares of Peplin Limited traded on the Australian Securities Exchange, or ASX, under the symbol “PEP.” Currently, the beneficial ownership of our common stock is listed and trades on the ASX under the symbol “PLI” in the form of CHESS Depositary Interests, or CDIs, that represent 1/20th of a share of our common stock. Pursuant to certain listing rules under the ASX, the offering price per share of common stock to be issued and sold in this offering on NASDAQ will be at least 80% of the average market price of the CDIs on the ASX for the last five trading days before the date of this prospectus, as adjusted to represent a full share of our common stock and as converted to U.S. dollars.

An active trading market for the shares may not develop in the United States. It is also possible that after the offering, the shares will not trade in the public market at or above the initial public offering price.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, Securities and Exchange Commission rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their over allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over allotment option. “Naked” short sales are sales in excess of the over allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available to its customers on a secure Internet web site maintained by Merrill Lynch which is not generally available to the public. Other than the prospectus in electronic format, the information on the Merrill Lynch web site is not part of this prospectus.

Other Relationships

Wilson HTM Corporate Finance Ltd. acted as placement agent in connection with the private placement of 22,222,222 ordinary shares, or 1,111,112 shares giving effect to the Reorganization, to certain investors that entered into subscription agreements with Peplin Limited on August 9, 2007. As compensation for the services provided in connection with this private placement, Peplin Limited paid Wilson HTM Corporate Finance Ltd. a placement fee of approximately 3% of the aggregate issue price of ordinary shares issued in such private placement (excluding 6,967,777 ordinary shares issued by Peplin Limited to entities affiliated with MPM BioVentures IV), and totaling approximately $386,953. None of the underwriters, other than Wilson HTM Corporate Finance Ltd., have provided services to us other than in connection with this offering.

LEGAL MATTERS

The validity of the common stock being offered hereby will be passed upon for us by Latham & Watkins LLP, Costa Mesa, California, and for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

The balance sheet of Peplin, Inc. at July 31, 2007, appearing in this prospectus and registration statement has been audited by Ernst & Young, a member of Ernst & Young Global, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Peplin Limited as of June 30, 2006 and 2007 and for each of the three years in the period ended June 30, 2007, appearing in this prospectus and registration statement have been audited by Ernst & Young, a member of Ernst & Young Global, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This prospectus is part of a registration statement on Form S-1 that we have filed with the Securities and Exchange Commission under the Securities Act covering the common stock we are offering. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus omits certain information contained in the registration statement. For further information with respect to us and our common stock, you should refer to the registration statement and to its exhibits and schedules. We make reference in this prospectus to certain of our contracts, agreements and other documents that are filed as exhibits to the registration statement. For additional information regarding those contracts, agreements and other documents, please see the exhibits attached to this registration statement.

You can read and copy the registration statement and the exhibits and schedules filed with the registration statement or any reports, statements or other information we have filed or file, at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents from such offices upon payment of the prescribed fees. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. You may also request copies of the documents upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. In addition, the Securities and Exchange Commission maintains a web site that contains reports and other information regarding registrants that file electronically with the Securities and Exchange Commission, which you can access at http://www.sec.gov.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Peplin Limited

We have audited the accompanying consolidated balance sheets of Peplin Limited as of June 30, 2006 and 2007, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2007 and for the period ended from inception to June 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Peplin Limited at June 30, 2006 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2007 and for the period ended from inception to June 30, 2007, in conformity with U.S. generally accepted accounting principles.

/s/  Ernst & Young

Brisbane, Australia
September 26, 2007

PEPLIN LIMITED
(a development stage enterprise)

CONSOLIDATED BALANCE SHEETS (U.S. DOLLARS)

	June 30,
	2006	2007

Assets:
Current assets:
Cash and cash equivalents	$16,839,994	$20,245,960
Restricted cash	6,203,165	—
Grant income receivable	287,833	17,922
Interest receivable	117,993	118,165
Prepaid expenses	60,520	492,124
Other current assets	137,983	585,728

Total current assets	23,647,488	21,459,899

Non-current assets:
Restricted cash	110,261	312,364
Lease deposits	—	162,193
Plant and equipment — net	1,556,055	2,154,034

Total non-current assets	1,666,316	2,628,591

Total assets	$25,313,804	$24,088,490

Liabilities and stockholders’ equity:
Current liabilities:
Trade accounts payable	$922,166	$323,533
Accrued research and development	1,380,347	3,137,403
Accrued employee benefits and payroll taxes	197,595	489,947
Ordinary shares to be issued	6,203,165	—
Other accrued expenses	163,712	298,337

Total current liabilities	8,866,985	4,249,220
Non-current liabilities:
Accrued employee benefits and payroll taxes	—	42,178
Asset retirement obligation	61,957	59,963

Total liabilities	$8,928,942	4,351,361

Commitments and contingencies (Note 8)
Stockholders’ equity:
Capital stock, ordinary shares, no par value; 97,264,234, 146,268,930, 184,581,369, and 9,229,068 issued and outstanding at June 30, 2005, June 30, 2006, June 30, 2007, and June 30, 2007 pro-forma (unaudited) respectively	41,261,692	61,519,129
Deficit accumulated during development stage	(25,543,238)	(46,106,595)
Accumulated other comprehensive income	666,408	4,324,595

Total stockholders’ equity	16,384,862	19,737,129

Total liabilities and stockholders’ equity	$25,313,804	$24,088,490

See accompanying notes to financial statements.

PEPLIN LIMITED
(a development stage enterprise)

CONSOLIDATED STATEMENTS OF OPERATIONS (U.S. DOLLARS)

				For the
				Period from
				Inception to
	Years Ended June 30,			June 30,
	2005	2006	2007	2007(1)

License fee revenues	$5,609,977	$—	$—	$5,770,511

Cost of operations:
Research and development	7,163,285	9,265,161	18,237,691	46,277,852
General and administrative	1,657,100	2,069,689	4,112,192	11,771,436

Total cost of operations	$8,820,385	$11,334,850	$22,349,883	$58,049,288

Loss from operations	$(3,210,408)	$(11,334,850)	$(22,349,883)	$(52,278,777)

Other income (expenses):
Interest income	338,427	548,246	1,537,676	3,044,282
Interest expense	—	—	—	(20,134)
Grant income	134,455	446,357	238,404	2,950,121
Other income	—	—	10,446	197,913

Total other income	472,882	994,603	1,786,526	6,172,182

Net loss before income tax expense	(2,737,526)	(10,340,247)	(20,563,357)	(46,106,595)
Income tax expense	—	—	—	—

Net loss	$(2,737,526)	$(10,340,247)	$(20,563,357)	$(46,106,595)

Net loss per ordinary share — (basic & diluted)	$(0.03)	$(0.09)	$(0.12)

Weighted average ordinary shares outstanding used in calculation of net loss per share	87,751,258	118,929,265	178,047,917

Pro-forma net loss per ordinary share — (basic and diluted)(2)			$(2.31)

Pro-forma weighted average shares outstanding used in calculating net loss per share(2)			8,902,396

(1)	For the period from inception on December 7, 1999 to June 30, 2007.

(2)	This information is unaudited. See note 15 for further information.

See accompanying notes to financial statements.

PEPLIN LIMITED
(a development stage enterprise)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’
EQUITY (DEFICIT) (U.S. DOLLARS)

				Accumulated
	Number of			Other	Total
	Ordinary		Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Deficit	Income (Loss)	Equity (Deficit)

Balance at inception (December 7, 1999)	—	—	—	—	—
Issuance of ordinary shares in exchange for the net assets of the Peplin Unit Trust on December 10, 1999	2,353,430	314,644	—	—	314,644
Issuance of ordinary shares at $1.21 per share on December 10, 1999, net of share issue costs	786,570	1,085,233	—	—	1,085,233
Buy-back and cancellation of ordinary shares at $1.13 per share on December 10, 1999	(1,060,000)	(1,199,484)	—	—	(1,199,484)
Issuance of ordinary shares at $1.17 per share on January 15, 2000, net of share issue costs	208,276	232,355			232,355
Share split (1 for 15.732 shares) on June 30, 2000	33,711,724	—	—	—	—
Fair value of stock options issued to directors & employees during 2000 (post-split date)	—	57,504	—	—	57,504
Issuance of ordinary shares at $0.22 per share on September 18, 2000, net of share issue costs	17,500,000	3,455,591	—	—	3,455,591
Fair value of stock options issued to directors and employees during 2001 and the expense related to options issued in prior years	—	36,220	—	—	36,220
Fair value of stock options issued to non-employees during 2001	—	120,552	—	—	120,552
Issuance of ordinary shares for services rendered at $0.46 per share on November 5, 2001, net of share issue costs	150,000	69,059	—	—	69,059
30,000 share options exercised on October 17, 2001	30,000	6,167	—	—	6,167
150,000 share options exercised on November 14, 2001	150,000	31,116	—	—	31,116
10,000 share options exercised on March 18, 2002	10,000	2,098	—	—	2,098
Fair value of stock options issued to directors & employees during 2002 and the expense related to options issued in prior years	—	100,887	—	—	100,887
Fair value adjustment of stock options issued to non-employees in 2001	—	(25,729)	—	—	(25,729)
Fair value of stock options issued for services rendered during 2002	—	6,204	—	—	6,204

PEPLIN LIMITED
(a development stage enterprise)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’
EQUITY (DEFICIT) (U.S. DOLLARS) — (Continued)

				Accumulated
	Number of			Other	Total
	Ordinary		Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Deficit	Income (Loss)	Equity (Deficit)

Issuance of ordinary shares at $0.34 per share on September 4, 2002, net of share issue costs	6,730,000	2,264,071	—	—	2,264,071
Issuance of ordinary shares at $0.47 per share on June 10, 2003, net of share issue costs	5,000,000	2,178,856	—	—	2,178,856
25,000 share options exercised on August 7, 2002	25,000	5,363	—	—	5,363
10,000 share options exercised on August 12, 2002	10,000	2,157	—	—	2,157
Fair value of stock options issued to directors & employees during 2003 and the expense related to options issued in prior years	—	74,606	—	—	74,606
Fair value of stock option issued for services rendered during 2003	—	99,135	—	—	99,135
Issuance of ordinary shares at $0.62 per share on October 9, 2003, net of share issue costs	1,000,000	605,440	—	—	605,440
Issuance of ordinary shares at $0.62 per share on October 24, 2003, net of share issue costs	5,500,000	3,189,935	—	—	3,189,935
Issuance of ordinary shares and options at $0.73 per share in November 20, 2003 in exchange for patents and intellectual property	200,000	146,010	—	—	146,010
Issuance of ordinary shares at $0.62 per share on November 21, 2003, net of share issue costs	263,068	167,305	—	—	167,305
150,000 share options exercised on October 14, 2003	150,000	41,334	—	—	41,334
100,000 share options exercised on May 20, 2004	100,000	27,720	—	—	27,720
7,500 share options exercised on June 25, 2004	7,500	2,097	—	—	2,097
Fair value of stock options issued to directors & employees during 2004 and the expense related to options issued in prior years	—	418,442	—	—	418,442
Fair value of stock options issued in exchange for patents and intellectual property during 2004	—	31,287	—	—	31,287
Cumulative translation adjustment (from inception to date)	—	—	—	498,626	498,626
Cumulative net loss (from inception to date)	—	—	(12,465,465)	—	(12,465,465)
Balance — June 30, 2004	72,825,568	$13,546,175	(12,465,465)	498,626	1,579,336

PEPLIN LIMITED
(a development stage enterprise)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’
EQUITY (DEFICIT) (U.S. DOLLARS) — (Continued)

				Accumulated
	Number of			Other	Total
	Ordinary		Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Deficit	Income (Loss)	Equity (Deficit)

Other comprehensive income:
Translation adjustment	—	—	—	185,395	185,395
Net loss	—	—	(2,737,526)	—	(2,737,526)

Comprehensive loss					(2,552,131)

Share options exercised on September 16, 2004	57,500	16,072	—	—	16,072
Issuance of ordinary shares at $0.32 per share on December 14, 2004, net of share issue costs	24,294,356	7,192,954	—	—	7,192,954
Issuance of ordinary shares at $0.34 per share on April 15, 2005 for services	86,810	29,242	—	—	29,242
Fair value of stock options issued to directors & employees and the expense related to options issued in prior years	—	240,928	—	—	240,928

Balance — June 30, 2005	97,264,234	$21,025,371	$(15,202,991)	$684,021	$6,506,401
Other comprehensive income:
Translation adjustment	—	—	—	(17,613)	(17,613)
Net loss	—	—	(10,340,247)	—	(10,340,247)

Comprehensive loss					(10,357,860)

Issuance of ordinary shares at $0.27 per share on August 4, 2005, net of share issue costs	11,428,572	2,931,871	—	—	2,931,871
Issuance of ordinary shares at $0.25 per share August 4, 2005 for services	215,747	53,780	—	—	53,780
Issuance of ordinary shares at $0.27 per share on September 5, 2005, net of share issue costs	4,135,543	1,087,496	—	—	1,087,496
Issuance of ordinary shares $0.51 per share on December 20, 2005, net of share issue costs	14,300,000	6,886,824	—	—	6,886,824
Issuance of ordinary shares at $0.52 per share on June 26, 2006, net of share issue costs	18,675,500	8,795,320	—	—	8,795,320
Issuance of ordinary shares at $0.53 per share on June 30, 2006, net of share issue costs	185,000	97,501	—	—	97,501
Share options exercised on April 11, 2006	82,334	32,343	—	—	32,343
Fair value of stock options issued to directors & employees and the expense related to options issued in prior years	—	351,186	—	—	351,186

PEPLIN LIMITED
(a development stage enterprise)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’
EQUITY (DEFICIT) (U.S. DOLLARS) — (Continued)

				Accumulated
	Number of			Other	Total
	Ordinary		Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Deficit	Income (Loss)	Equity (Deficit)

Balance — June 30, 2006	146,268,930	$41,261,692	$(25,543,238)	$666,408	$16,384,862
Other comprehensive income:
Translation adjustment	—	—	—	3,658,187	3,658,187
Net loss	—	—	(20,563,357)	—	(20,563,357)

Comprehensive loss					(16,905,170)

Issuance of ordinary shares and options at $0.52 per share on July 3, 2006, net of share issue costs	19,604,066	9,676,197	—	—	9,676,197
Issuance of ordinary shares and options at $0.52 per share on November 1, 2006, net of share issue costs	18,657,500	9,212,511	—	—	9,212,511
Issuance of ordinary shares at $0.58 per share on May 23, 2007 for services	50,000	35,046	—	—	35,046
Share options exercised on May 28, 2007	873	603	—	—	603
Fair value of stock option issued for services rendered during 2007	—	18,567	—	—	18,567
Fair value of stock options issued to directors & employees and the expense related to options issued in prior years	—	1,314,513	—	—	1,314,513
Balance — June 30, 2007	184,581,369	$61,519,129	$(46,106,595)	$4,324,595	$19,737,129

See accompanying notes to financial statements.

PEPLIN LIMITED
(a development stage enterprise)

CONSOLIDATED STATEMENTS OF CASH FLOWS (U.S. DOLLARS)

				For the Period
				Ended from
				Inception to
	Years Ended June 30,			June 30,
	2005	2006	2007	2007(1)

Operating activities:
Receipts in the course of operations	$3,040,847	$689,602	$1,082,194	$11,507,773
Payments in the course of operations	(9,121,427)	(9,973,216)	(20,679,629)	(54,271,526)
Payment of rent deposits	—	—	(257,406)	(257,406)
Interest received	378,828	470,528	1,536,634	2,935,040
Borrowing costs paid	—	—	—	(20,134)
Other	—	—	—	115,950

Net cash — operating activities	(5,701,752)	(8,813,086)	(18,318,207)	(39,990,303)

Investing activities:
Proceeds from sale of plant and equipment	568	—	144	31,896
Purchase of plant and equipment	(268,526)	(1,081,111)	(685,930)	(2,410,499)
Payments for short term investments	—	(2,988,967)	—	(2,988,967)
Proceeds from short term investments	—	2,988,967	—	2,988,967
Payments for intangible assets	—	—	—	(205,321)

Net cash — investing activities	(267,958)	(1,081,111)	(685,786)	(2,583,924)

Financing activities:
Proceeds from share issues	7,720,066	21,307,083	20,344,088	63,339,469
Proceeds from exercise of options	16,072	32,343	603	167,070
Share issue costs	(527,112)	(1,508,072)	(1,402,396)	(4,226,424)
Restricted deposits	(695,513)	688,516	(173,825)	(284,086)
Payments for shares repurchased	—	—	—	(1,199,484)
Proceeds from borrowings	—	—	—	193,968
Repayments on borrowings	—	—	—	(269,219)

Net cash — financing activities	6,513,513	20,519,870	18,768,470	57,721,294

Effect of exchange rate on cash and cash equivalents	517,900	(30,022)	3,641,489	5,098,893

Net increase in cash and cash equivalents	1,061,703	10,595,651	3,405,966	20,245,960
Cash and cash equivalents at beginning of year	5,182,640	6,244,343	16,839,994	—

Cash and cash equivalents at end of year	$6,244,343	$16,839,994	20,245,960	20,245,960

(1)	For the period from inception on December 7, 1999 to June 30, 2007.

See accompanying note to financial statements.

PEPLIN LIMITED
(a development stage enterprise)

CONSOLIDATED STATEMENTS OF CASH FLOWS (U.S. DOLLARS) — (Continued)

				For the Period
				Ended from
				Inception to
	Years Ended June 30,			June 30,
	2005	2006	2007	2007(1)

Reconciliation of operating loss after income tax to net cash used in operating activities:
Operating loss after income tax	$(2,737,526)	$(10,340,247)	(20,563,357)	(46,106,595)
Non-cash items:
Depreciation	82,026	91,158	304,385	619,580
Loss on sale of plant and equipment	6,547	1,155	83,574	88,694
Stock based compensation	240,928	351,186	1,333,080	2,844,541
Other non cash items	28,730	53,584	(38,517)	115,878
Impairment of patents	210,387	77,626	—	354,589
Changes in operating assets and liabilities:
Receivables and other assets	742,792	(477,754)	521,228	49,099
Prepaid expenses	64,058	59,626	(960,752)	(999,274)
Lease deposits	—	—	(162,193)	(163,220)
Payables and other accruals	(596,908)	1,340,955	1,058,882	3,394,075
Accrued employee benefits	(2,171)	29,625	105,463	163,568
Deferred license fee income	(3,740,615)	—	—	(467,188)
Other	—	—	—	115,950

Net cash used in operating activities	$(5,701,752)	$(8,813,086)	$(18,318,207)	$(39,990,303)

Supplemental non-cash activities:
Issue of shares in exchange for the net assets of the Peplin Unit Trust	—	—	—	314,644
Acquisition of plant and equipment by means of capital leases	—	—	—	60,964
Issuances of ordinary shares and options for services	29,242	53,780	54,234	285,925
Acquisition of patents and intellectual property by way of issuance of ordinary shares and options	—	—	—	146,010

(1)	For the period from inception on December 7, 1999 to June 30, 2007.

See accompanying notes to financial statements.

PEPLIN LIMITED
(a development stage enterprise)

Notes to Consolidated Financial Statements

1.	Summary of significant accounting policies

Organization and nature of operations

Peplin Limited (“Peplin” or the “Company”) is a specialty pharmaceutical company focused on the development and commercialization of innovative medical dermatology products. The Company’s research and development efforts are focused on a new class of compounds that are naturally occurring and have the potential to treat cancers and pre-cancerous conditions, including skin cancer and pre-cancerous skin lesions. Its initial development efforts are focused on two Phase II product candidates; a patient-applied topical gel for the treatment of actinic keratosis (“PEP005 Topical for AK”); and a physician-applied topical gel for the treatment of superficial basal cell carcinoma, or superficial BCC (“PEP005 Topical for BCC”). The active compound in each product is a small molecule extracted and purified from the sap of Euphorbia peplus, a rapidly growing, readily available plant.

Peplin was incorporated in Queensland, Australia on December 7, 1999 (the date of the Company’s inception) and was listed on the Australian Securities Exchange (“ASX”) on September 22, 2000. The Company was established to obtain the intellectual property of the Peplin Unit Trust (which was established in 1998). On December 10, 1999, the Company issued ordinary shares in exchange for all of the outstanding interests of the Peplin Unit Trust. Also on December 10, 1999 and concurrent with this exchange there was a capital raising by Peplin Limited to new shareholders as well as a buy-back and cancellation of certain ordinary shares issued to the unitholders of the Peplin Unit Trust.

Basis of Presentation

The Company’s principle activities to date have included technology development, obtaining research and funding grants, securing patents and intellectual property rights and securing finance for working capital and capital expenditure. Accordingly, these financial statements are presented as those of a development stage enterprise, as prescribed by Statement of Financial Accounting Standards (“SFAS”) No. 7, Accounting and Reporting by Development Stage Enterprises. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are presented in U.S. dollars.

The Company’s functional currency is the Australian dollar and its reporting currency is the United States dollar. The financial statements have been translated in accordance with SFAS No. 52, Foreign Currency Translation.

Principles of consolidation

The financial statements include the accounts of Peplin Limited and its wholly-owned subsidiaries, Peplin Unit Trust, Peplin Research Pty Ltd, Peplin Operations Pty Ltd, Peplin Biolipids Pty Ltd, Peplin Operations USA, Inc and Peplin Ireland Limited. All inter-company balances and transactions have been eliminated on consolidation.

Cash and cash equivalents

Cash and cash equivalents comprise cash held in bank accounts and short-term deposits with an original maturity of three months or less. For the purposes of the statement of cash flows, cash includes cash and cash equivalents as defined above.

PEPLIN LIMITED
(a development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

Restricted cash

Non-current restricted cash represents deposits held with financial institutions as security for the Company’s business credit card facility, deposit for a foreign currency forward facility, and security deposits with the bank issued under the terms of the lease of the Company’s Newstead, Brisbane office. Restricted cash (current) at June 30, 2006 consisted of monies held by Peplin pending issue and allotment of new Peplin ordinary shares and options (see Note 9) and as such have been included in restricted cash.

Deferred costs

Deferred costs include incremental costs (including accounting and legal costs) incurred as of June 30, 2007 that are directly attributable to the US capital raising that was initiated in fiscal 2007 and is expected to conclude in fiscal 2008.

Plant and equipment

Plant and equipment are stated at cost, net of accumulated amortization and depreciation. Plant and equipment are depreciated on a straight-line basis over the shorter of the estimated useful lives of the assets or the lease term.

Classes of plant and equipment and related useful lives are as follows:

Estimated
Useful Life
Asset	Years

Plant and equipment	2-10
Leasehold improvements	5-10
Office equipment	2-10

Impairment of Long-Lived Assets

Pursuant to guidance established in SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company evaluates if long lived assets are impaired whenever indicators of impairment are present. Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets will be written down to fair value with the fair value determined based on an estimate of discounted future cash flows. Management also re-evaluates the periods of depreciation or amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

At June 30, 2005 and at June 30, 2006 the Company determined that certain acquired patents were impaired resulting in impairment losses of $210,387 and $77,626 for the years ended June 30, 2005 and 2006, respectively. Such amounts were included in research and development expense. There were no impairment losses for the year ended June 30, 2007.

Revenue recognition — license fees

The Company applies the revenue recognition criteria outlined in Securities Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition and Emerging Issues Task Force (“EITF”) Issue 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). In applying these revenue recognition criteria, the Company considers a variety of factors in determining the appropriate method of revenue recognition under its revenue arrangements, such as whether the elements are separable, whether there are determinable fair values and whether there is a unique earnings process associated with each element of a contract.

PEPLIN LIMITED
(a development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

The Company’s license fee revenues consist of amounts received under a license and collaboration agreement with Allergan Inc. (“Allergan”) entered into in November 2002. License fee revenues include a non-refundable upfront payment, quarterly installment payments, and subsequent milestone payments based on performance. Upon receipt, all such payments, including the milestone payments which the Company deems to be inseparable from the overall license fee, are recorded as deferred license fee income and are recognized as revenue ratably over the term of the license. The license and collaboration agreement also provides for certain cost sharing of research and development activities performed by Peplin for which Allergan reimbursed Peplin $234,505 during the 2005 financial year which is reflected in research and development expense in the accompanying income statement. This agreement was cancelled in October 2004 and Allergan paid a cancellation fee of $1,332,076 which was recognized as license fee revenue. Pursuant to a termination agreement, Allergan may receive certain future royalties from Peplin (refer to Note 8 for further details). Additionally, all amounts that had been recorded as deferred license fee income at the date of cancellation were recognized as license fee revenue at that time.

Government grant income

Government grants, which support the Company’s research efforts in specific projects, generally provide for reimbursement of approved costs incurred. Grant receipts are recognized as income when research and development expenditure to which the particular grant relates to have been incurred.

The Company has received two grants under the Australian Government’s R&D START program, as described in Note 8(c), where the grant payments were made quarterly in advance based on estimated expenditures. In these instances, the advance payments received are classified as deferred income until the qualified expenditures have been incurred. The final START grant was completed in August 2004.

In 2006, the Company was awarded a research grant under the Australian Government’s Pharmaceuticals Partnerships Program (“P3”). Under the terms of the P3 grant, the Company receives grant proceeds in arrears. Where qualifying expenses have been incurred and grant proceeds not yet received, a receivable for grant income is recorded in the balance sheet. The total amount received under the P3 program for the year ended June 30, 2007 was $179,752 (2006: $427,151). There are no unfulfilled conditions or contingencies attaching to this grant nor are there any repayment provisions.

Interest income

Interest income is recognized as it accrues.

Research and development expenditure

Research and development costs are charged as an expense when incurred. Such costs include direct salaries, stock options expense, patient recruitment fees, contract research costs, laboratory expenses, rent, utilities and certain related administrative expenses.

Patents

Costs associated with filing, maintaining, defending and protecting patents for which no future benefit is reasonably assured are expensed as general and administrative costs when incurred.

Costs to purchase patent licenses are capitalized and amortized over the life of the patent. All of the Company’s acquired patents have finite lives with the remaining lives ranging from 7 to 14 years. The carrying value of all of the Company’s acquired patents was $0 at June 30, 2007 due to impairment recognized in 2005 and 2006. See Note 8.

PEPLIN LIMITED
(a development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

Stock-based compensation

The Company accounts for stock-based employee compensation arrangements using the fair value based method as prescribed in accordance with the provisions of SFAS No. 123R, Accounting for Stock Based Compensation (revised 2004). The Company has early adopted this SFAS and applied the measurement and valuation provisions for all stock options granted since the Company’s inception. Stock based compensation cost for employees is measured at the grant date, based on the fair value of the award and is recognized as an expense over the period awards are expected to vest. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results differ from the Company’s estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised.

Options granted to consultants and other non-employees are accounted for in accordance with EITF consensus No 96-18, Accounting for Equity Instruments that are issued to Other than Employees for Acquiring, or in Connection with Selling Goods or Services. Compensation cost for stock options granted to non-employees is measured at the earlier of the date at which the commitment for performance to earn the equity instrument or the date at which the counterparty’s performance is complete. The fair value of stock options, as calculated using a Black Scholes option valuation model, are expensed over the performance period.

Net loss per share

Basic and diluted net loss per share has been calculated by dividing net loss by the weighted average ordinary shares outstanding during the periods.

Stock options have not been included in the computation of net loss per share in the periods presented as their effect is anti-dilutive. For additional disclosures regarding stock options see Note 10.

Foreign currency transactions

Foreign currency transactions are initially remeasured to Australian currency at the rate of exchange at the date of the transaction. At the balance sheet date amounts payable and receivable in foreign currencies are remeasured to Australian currency at rates of exchange current at that date. Resulting exchange losses of $7,614, $8,023, $986,493 and $1,060,625 for the years ended June 30, 2005, 2006 and 2007, and the period from inception to June 30, 2007 respectively, are included in earnings.

Foreign currency translation

The Australian dollar is the functional currency for the Company. Balance sheet amounts (other than equity accounts) denominated in Australian dollars have been translated into U.S. dollars using the year end rate of exchange provided by the Federal Reserve Bank of New York. Operating results denominated in Australian dollars have been translated into U.S. dollars using the average rate of exchange for the year. Equity accounts are translated at historic rates. Gains or losses resulting from such translation are included as a component of comprehensive income (loss).

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported results of operations during the reporting period. Actual results could differ from those estimates. Accounting estimates have been applied to calculate accruals for employee entitlements, asset retirement obligations, impairment of assets and expenses for stock-based compensation.

PEPLIN LIMITED
(a development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

Financial instruments

The fair values of financial instruments, including cash and cash equivalents, grant income receivable and accounts payable, approximate their carrying value due to their short term nature. Refer to Note 12 for further details.

Accruals for Employee Entitlements

The Company accrues compensated absences and related benefits as current charges to earnings when the following criteria are met: (i) the employee’s right to receive compensation for the future absences is attributable to services already performed by the employee; (ii) the employee’s right to receive the compensation for the future absences is vested, or accumulates; (iii) it is probable that the compensation will be paid; and (iv) the amount of compensation is reasonably estimable.

Asset Retirement Obligations

The Company accounts for its contractual obligation to restore certain of its leased facilities under the provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time the obligations are incurred. Upon initial recognition of a liability, the costs are capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. Changes in asset retirement estimates are capitalized as part of the long-lived asset and expensed prospectively over the useful life of the asset. The discount rate used when estimating the fair value of the asset retirement obligation is a credit-adjusted risk-free interest rate with the same expected maturity as the retirement obligation.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of deferred tax assets and liabilities of a change in tax rates is recognized in the income statement in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will be not realized.

Leased Assets

All of the Company’s leases for the years ended June 30, 2005, 2006 and 2007 are considered operating leases. Some lease agreements contain rent escalation clauses based on the consumer price index. For purposes of recognizing incentives and minimum rental expenses on a straight-line basis over the original terms of the leases, the Company uses the date of initial possession to begin amortization, which is generally when the Company enters the space. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed by management to be reasonably assured at lease inception. The costs of operating leases are charged to the consolidated statement of operations on a straight line basis over the lease term.

PEPLIN LIMITED
(a development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

Foreign Currency Forward Facility

Prior to July 1, 2005, the Company entered into a foreign currency forward facility with the Commonwealth Bank of Australia. The facility was secured with a deposit, which Peplin has recorded as non-current restricted cash as at June 30, 2005. This facility was established to hedge the foreign currency exchange risk of specific U.S. dollar receivables into Australian dollars, the functional currency of the Company.

There were no outstanding foreign exchange forward contracts as at June 30, 2005, and the facility was closed during fiscal year 2006, with the bank releasing the security deposit.

Recent Accounting Policies

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 as of July 1, 2007, as required. FIN 48 is not expected to have a material impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which provides guidance for using fair value to measure assets and liabilities. It also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. SFAS No. 157 is not expected to have a material impact on the Company’s consolidated financial statements.

In September 2006, the SEC issued SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company’s balance sheets and statements of operations and the related financial statement disclosures. Early application of the guidance in SAB No. 108 is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006. SAB 108 did not have a material effect on the consolidated financial statements for the year ended June 30, 2007.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115. SFAS No. 159 expands the use of fair value accounting but does not affect existing standards, which require assets or liabilities to be carried at fair value. This statement gives entities the option to record certain financial assets and liabilities at fair value with the changes in fair value recorded in earnings. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is not expected to have a material impact on our consolidated financial statements.

In March 2007, the FASB issued EITF Issue No. 07-03, Accounting for Nonrefundable Advance Payments for Goods or Services to be used in Future Research and Development Activities (“EITF 07-03”). EITF 07-03 clarifies that non-refundable advance payments for future research and development activities should be deferred and capitalized. It provides guidance that amounts should be recognized as an expense as the goods are delivered or the related services are performed. The issue notes if an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to

PEPLIN LIMITED
(a development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

expense. The EITF reached a tentative conclusion that the issue should be effective for fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of EITF 07-03 on the Company’s consolidated financial statements.

2.	Concentrations of credit risk, other risks and uncertainties

Cash and cash equivalents consist of financial instruments that potentially subject the Company to concentration of credit risk to the extent of the amount recorded on the balance sheet. The Company’s cash and cash equivalents are deposited with Commonwealth Bank of Australia and Bank of Western Australia. The Company is exposed to credit risk in the event of default by the banks holding the cash and cash equivalents to the extent of the amount recorded on the balance sheets. The Company is also exposed to interest rate risk to the extent of the amount recorded on the balance sheets. The Company has not experienced any losses on its deposits of cash and cash equivalents.

3.	Other current assets

	June 30,
	2006	2007

Other	137,983	56,580
Deferred costs	—	529,148

	137,983	585,728

4.	Plant and equipment

Plant and equipment consists of the following:

	June 30,
	2006	2007

Plant and equipment	$945,601	$1,175,781
Leasehold improvements	736,095	1,011,539
Office equipment	117,661	524,653

Plant and equipment, at cost	1,799,357	2,711,973
Accumulated depreciation	(243,302)	(557,939)

Plant and equipment, net	$1,556,055	$2,154,034

Depreciation expense related to plant and equipment amounted to $82,026, $91,158, and $304,385 for the years ended June 30, 2005, 2006 and 2007 respectively.

5.	Income taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the corresponding amounts used for

PEPLIN LIMITED
(a development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

income tax purposes. Significant components of the Company’s deferred tax items, which are predominantly long-term in nature, are as follows:

Deferred income tax

Deferred income tax relates to the following:

	June 30,
	2006	2007

Deferred tax liabilities
Plant and equipment	$(75,676)	$(118,600)
Accrued income	(35,398)	(40,826)

Gross deferred tax liabilities	(111,074)	(159,426)

Deferred tax assets
Sundry creditors and accruals	2,096	3,765
Employee benefits	20,216	57,022
Patent costs	297,253	417,510
Doubtful debts	—	4,773
Foreign currency balances	—	255,838
Share issue transaction costs	507,481	767,830
Tax effect of intercompany transaction	—	12,099,676
Losses available for offset against future taxable income	8,781,230	5,783,583

Gross deferred tax assets	9,608,276	19,389,997
Valuation allowance	(9,497,202)	(19,230,571)

Deferred tax assets	111,074	159,426

Net deferred tax assets	$—	$—

At June 30, 2007 the Company had net operating tax loss carry forwards of approximately $19,278,609 (June 30, 2005: $18,063,748; June 30, 2006: $29,270,766) which are indefinite as to use unless it is unable to comply with the recognition criteria for carrying forward tax losses under Australian taxation laws. Additionally, certain of the Company’s net operating tax loss carry forwards in Australia that relate to pre-June 30, 2002 periods ($2,893,952 at June 30, 2007), are only available to offset a portion (currently estimated to be 12.5% subject to further reduction for future capital injections into the Australia tax consolidated group) of future taxable income on an annual basis.

On June 28, 2007, Peplin Ireland Limited was incorporated in Ireland as a wholly-owned subsidiary of Peplin Limited in order to take advantage of European expertise in intellectual property development. On June 29, 2007, Peplin Ireland Limited entered into an agreement with Peplin Research Pty Ltd., a wholly-owned subsidiary of Peplin Limited, to license the Company’s intellectual property relating to Euphorbia peplus and PEP005 on an exclusive and worldwide basis in exchange for consideration of $40.3 million. As the license agreement is between consolidated entities, this transaction is eliminated for financial reporting purposes. However, as the intellectual property was transferred across tax jurisdictions, a taxable gain is recognized within the Australian tax group which is offset with available tax losses. Due to uncertainties regarding the commercialization of the Company’s intellectual property, the Company has recognized a full provision related to the realization of the underlying tax asset through income tax expense; therefore this transaction had no effect on the Company’s results of operations for the year ended June 30, 2007.

PEPLIN LIMITED
(a development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

Primarily as a result of available tax loss carry forwards and the tax gain from the intercompany transfer of intellectual property, the Company has significant deferred tax assets; however, due to the Company’s lack of earnings history, realization of these deferred tax assets is not more likely than not, therefore the deferred tax assets have been fully offset by a valuation allowance.

Reconciliation of income tax expense attributable to continuing operations and income tax expense resulting from applying the statutory tax rate to pre-tax income from continuing operations:

	June 30,
	2006	2007

Tax at 30% (Australian tax rate)	$(3,102,074)	$(6,169,007)
Prior year R&D concession true up	—	(213,697)
Permanent differences:
Non deductible items	100,416	405,321
Tax effect of eliminated intercompany transactions	—	10,380,995
Provision for uncertainty of realization of tax assets		(11,293,481)
R&D concessions	(232,277)	(443,200)
Foreign currency translation	(81,294)	(2,139,951)

Net taxable income/(loss)	(3,315,229)	(9,473,020)
Valuation allowance	3,315,229	9,473,020

Tax expense	$—	$—

The change in the valuation allowance and the corresponding change in the deferred tax asset for the years ended June 30, 2005, 2006 and 2007 is as follows:

		Additions
	Balance at	Charged to	Charged to	Balance at
	Beginning	Costs and	Other	End of
Description at	of Period	Expenses	Accounts(1)	Period

Year ended June 30, 2005
Deferred income tax valuation allowance	$3,377,441	$2,476,500	$37,841	$5,891,782
Year ended June 30, 2006
Deferred income tax valuation allowance	$5,891,782	$3,315,229	$290,191	$9,497,202
Year ended June 30, 2007
Deferred income tax valuation allowance	$9,497,202	$9,473,020	$260,349	$19,230,571

(1)	Recognized through equity as a result of share issue costs.

6.	Related party disclosures

Dr Pace, a director, participated in the first tranche of the international offer and as a result was issued 185,000 ordinary shares and 55,500 options on June 30, 2006 for which the Company received $97,501. The options issued to Dr Pace have the same terms as options issued to other investors in the international offer. These options are not considered to form part of Dr Pace’s compensation as a director. Dr Pace did not take part in the second tranche of the international offer. Refer to Note 9 for further details of the international offer.

PEPLIN LIMITED
(a development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

Peplin has previously obtained office support services from a company related to a director of the company at that time. The total costs incurred by Peplin was $4,474 (June 30, 2001: $2,254, and June 30, 2002: $2,220).

Pursuant to a purchase agreement for shares and options (under the Entitlement and International offers) entered into in May 2006, by and among Peplin and MPM BioVentures IV-QP L.P., MPM BioVentures IV, L.P. and MPM Asset Management Investors BV4, or collectively, MPM, Peplin undertook to procure that a resolution be put to shareholders to appoint Mr. Scopa, who is a general partner of MPM, as a director and also to appoint a person nominated by MPM as a casual director. Mr. Scopa was elected as a director by shareholders in June 2006 and Dr. Bauer, MPM’s nominated person, was elected by shareholders in October 2006. Following each respective election, Mr. Scopa and Dr. Bauer have served as directors under the terms of the constitution of Peplin and no further obligations in relation to their appointments exist under the purchase agreement. The Company has paid MPM fees related to the Entitlement and International Offers in the amount of $57,240 as of June 30, 2007 (June 30, 2005: $0 and June 30, 2006: $93,292).

7.	Asset retirement obligation

In accordance with the lease agreement terms, the Company must restore its leased premises situated at Newstead, Brisbane and Southport, Gold Coast to their original condition at the end of the lease term. During 2006, the Company recorded the initial asset retirement obligation of $58,448 and capitalized the same amount by increasing the carrying cost of the related asset. In March 2007, the lease agreement for the facility was renegotiated, resulting in an increase in the term of the lease over which the obligation is unwound. This resulted in an adjustment to the obligation of $16,273, with the corresponding credit to the expense account. Accretion expense for the year ended June 30, 2007 being a credit to expense of $10,094 (year ended June 30, 2005: $0, year ended June 30, 2006: $1,431) is recorded in research and development within the statements of operations. Because of the long-term nature of the liability, the greatest uncertainty in estimating the provision is the costs that will ultimately be incurred. The obligation has been calculated using a discount rate of 9.6%.

	June 30,
	2006	2007

Asset retirement obligations
Balance at July 1	$—	$61,957
Liabilities incurred during the period	58,448	—
Accretion expense	1,413	6,179
Effect of foreign exchange translation	2,096	8,100
Revisions in estimated cash flows	—	(16,273)

Balance at June 30	$61,957	59,963

PEPLIN LIMITED
(a development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

8.	Commitments and contingencies

(a)	Research and development expenditure

The Company has entered into a number of contracts with third parties to conduct clinical trials and research. The Company pays for these services as incurred. The Company had research and development commitments due and payable as follows at June 30, 2007:

June 30,
2007

2008	3,591,911
2009	477,188
2010	—

Total	4,069,099

These costs are included in research and development expense as incurred.

Beginning in 2002, Nutratec Pty. Ltd. (“Nutratec”) performed services for the Company related to the processing and extraction of an active pharmaceutical ingredient to be used in various clinical trials. Upon successful completion of a performance milestone related to this process, Nutratec was entitled to 50,000 ordinary shares and options to purchase 50,000 ordinary shares with a five year term and exercisable at approximately $0.57 per share (A$0.70). On May 23, 2007, this milestone was met and 50,000 shares and 50,000 unlisted options were issued.

(b)	Lease expenditure commitments

Operating leases

Operating lease commitments include leases of the buildings of the Company’s principal offices in Newstead, a suburb of Brisbane, Queensland, Australia, and of manufacturing facilities in Southport, Queensland, Australia, as well as new premises in Emeryville, California, United States of America.

The lease agreement in Newstead is for a five year term beginning from 2004, with an option to renew for an additional five years. Under the terms of the Newstead lease agreement, the rental payments are subject to annual review based on the movement in the consumer price index.

The first term of the Southport lease agreement expired in March 2007 and a three year option to extend the term was exercised. The agreement was then renegotiated in May 2007 for a five year term with an option for an additional five years. Under the terms of the Southport lease agreement, rental payments are subject to annual review based on the greater of CPI and 3%. The previous lease over the manufacturing facility was assigned to Peplin in October 2006 under the terms of a settlement agreement with the contractor, Nutratec, previously operating the facility.

The company entered into a lease of premises in Emeryville, California in December 2006 for a five year term to begin upon occupancy of the completed premises, with an option for renewal for a further three years. Under the terms of the lease, the rent is subject to a 3% fixed increase each year.

The operating leases are under normal commercial operating lease terms and conditions.

PEPLIN LIMITED
(a development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

Rent expense has been incurred as follows:

	Years Ended June 30,
	2005	2006	2007

Rent expense	$76,493	$88,666	$170,581

	$76,493	$88,666	$170,581

The total minimum annual rentals under non-cancellable operating leases as at June 30, 2007 are as follows:

June 30,
2007

2008	463,148
2009	481,102
2010	374,774
2011	387,304
2012	398,842
Greater than 5 years	—

Total	2,105,170

(c)	Government research grants

The Company has received two Australian Government research grants under the R&D START Program. The programs were completed by June 30, 2000 and August 31, 2004. The Australian Government may require the Company to repay all or some of the amount of a particular grant together with interest in either of the following circumstances:

•	the Company fails to use its best endeavours to commercialize the relevant grant project within a reasonable time of completion of the project; or

•	upon termination of a grant due to breach of agreement or insolvency.

Technical failure of the grant funded project does not, in and of itself, constitute failure to use best efforts to commercialize the relevant grant project. The grants funded certain aspects of the Company’s PEP005 project. The Company is continuing the project funded by the START Program. The Company believes that the likelihood of being required to repay grant funding is remote while the Company continues to act in good faith with respect to its current and on-going efforts to commercialize projects funded by these grant programs. The total amount received under the START Program was $2,130,791.

(d)	Other

As disclosed in Note 1, the collaboration with Allergan for the development and commercialization of PEP005 for topical applications was discontinued in October 2004. Under the terms of an agreement to terminate the collaboration, should Peplin relicense PEP005 for topical applications to another party, Peplin will pay Allergan 25% of pre-commercialization payments in the nature of license fees it receives subject to a cap of $3.0 million, and 25% of post commercialization royalties and similar revenue subject to a cap of $4.0 million however the combination of pre-commercialization license fees and post-commercialization royalties will not exceed $4.0 million. Alternatively, if Peplin itself markets PEP005 for topical applications in North and South America, Peplin will pay Allergan up to $4.0 million by way of a 10% royalty. There are no amounts accrued in the financial statements as a result of the termination agreement.

PEPLIN LIMITED
(a development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

Under agreements with Queensland Institute of Medical Research (“QIMR”), Peplin has agreed to pay royalties of 0.6% of gross revenue to be derived in the future from intellectual property arising from certain research concerning HIV and protein kinase C conducted by QIMR on behalf of the Company.

In November 2003, Peplin acquired a patent portfolio of intellectual property from Biolipids Pty Ltd (“Biolipids”). Under the terms of the acquisition, Peplin made an initial payment of cash, ordinary shares and options over ordinary shares. In addition, Peplin agreed to a series of future contingent payments, payable in ordinary shares, relating to key milestones in the development and commercialization of compounds in the patent portfolio. At June 30, 2005 and at June 30, 2006 the Company determined that the Biolipids patents were impaired resulting in impairment loss of $210,387 and $77,626 for the years ended June 30, 2005 and 2006, respectively.

During 2006, Peplin renegotiated the terms relating the future contingent milestone payments in consideration for the re-assignment of certain patents to an associate of Biolipids. These patents related to intellectual property outside of Peplin’s core focus in cancer and pain topical drug treatment. Under the terms of the revised agreement, Peplin may elect to make milestone payments in cash or ordinary shares and these payments are capped as to value and number of shares or cash. The maximum number of shares capable of allotment under this revised agreement is 1,265,900 ordinary shares with a maximum market value of shares issued of $810,400. No milestone payments are presently due or payable under this agreement.

9.	Stockholders’ equity

On December 14, 2004, the Company issued 24,294,356 ordinary shares at approximately $0.32 (A$0.42) per share under a one for three renounceable entitlement issue, raising $7,720,066 cash. The total capital raising costs attributable to this issue was $527,112.

On April 15, 2005, the Company issued 86,810 ordinary shares for clinical research services provided by an unrelated party. The fair value of $29,242 was calculated by using the value of the services provided.

On August 4, 2005 the Company issued 11,428,572 ordinary shares to institutional investors at approximately $0.27 (A$0.35) per share, raising $3,095,600 cash. The total capital raising costs attributable to this issue was $163,729.

On August 8, 2005 the Company issued 215,747 ordinary shares for clinical research services provided by an unrelated party. The fair value of $53,780 was calculated by using the value of the services provided.

On September 5, 2005 the Company issued 4,135,543 ordinary shares under a share purchase plan with existing shareholders at approximately $0.27 (A$0.35) per share, raising $1,107,147 cash. The total capital raising costs attributable to this issue was $19,651.

On December 20, 2005 the Company issued 14,300,000 ordinary shares to institutional investors at approximately $0.51 (A$0.70) per share, raising $7,335,328 cash. The total capital raising costs attributable to this issue was $448,504.

During 2006, the Company entered into agreements for the placement of 37,500,000 shares and 11,250,000 options to international institutional and sophisticated investors in two tranches (the “International Offer”). The options have an exercise price of approximately $0.68 (A$0.84) and expire on June 30, 2010. Under the terms of the International Offer, three options were issued for each 10 new shares issued. On June 26, 2006, the Company issued 18,657,500 ordinary shares and 5,597,250 options to investors under the International Offer at approximately $0.52 (A$0.71) per share, raising $9,671,507 cash. The total capital raising costs attributable to this issue was $876,187. The 5,597,250 options related to the second tranche and were held on trust by Wilson HTM Corporate Finance Ltd pending issue of the second tranche shares which occurred in November 2006. At June 30, 2007, no options under the International Offer had been exercised.

PEPLIN LIMITED
(a development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

On June 30, 2006 the Company issued 185,000 ordinary shares to a director (refer Note 6) at approximately $0.53 (A$0.71) per share raising $97,501 cash.

On May 24, 2006 the Company lodged a prospectus with Australian Securities Investment Commission (“ASIC”) inviting its shareholders to subscribe to an entitlement offer (the “Entitlement Offer”). The Entitlement Offer was a 2 for 13 pro-rata offer to all Peplin Limited shareholders with registered addresses in Australia and New Zealand. Each eligible shareholder was invited to subscribe for 2 new shares at $0.52 (A$0.71) per share for each 13 shares held, and for every 10 new shares issued, would receive 3 four year options to subscribe for ordinary shares in Peplin Limited at $0.60 (A$0.84) per share expiring on June 30, 2010. At June 30, 2006, $6,203,165 of funds had been received in relation to the Entitlement Offer and were held by Peplin Limited pending issue and allotment of new ordinary shares and options exercisable for ordinary shares, and as such have been included in restricted cash. On July 3, 2006 the Company issued 19,604,066 ordinary shares and 5,880,426 options under the Entitlement Offer to existing shareholders raising a total of $10,350,084. Capital raising costs attributable to this issue were $647,395. All shares and options pertaining to the Entitlement Offer have now been issued. As of June 30, 2007, 873 options under the Entitlement Offer had been exercised.

On November 1, 2006 the Company issued 18,657,500 ordinary shares and 5,597,250 options (refer Note 10) to investors under the second tranche of the International Offer (refer above) at approximately $0.55 (A$0.71) per share raising $9,994,004 cash. The total capital raising costs attributable to this issue was $755,001. All shares and options pertaining to the International Offer have now been issued.

On May 23, 2007 the Company issued 50,000 ordinary shares at approximately $0.58 (A$0.70) per share in consideration of milestone payments for services performed in relation to the operation of the Southport manufacturing facility. The fair value of $35,046 was calculated by using the value of the services provided.

Ordinary shares

Effective July 1, 1998, the Australian Corporations legislation in place abolished the concepts of authorized capital and par value shares. Accordingly the Company does not have authorized capital or par value in respect of its issued shares.

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held.

On a show of hands, every holder of ordinary shares present at a meeting in person or by proxy is entitled to one vote, and upon a poll each share is entitled to one vote.

Service agreement

In January 2005, the Company entered into an agreement with Cvitkovic & Associated Consultants S.A. (“CAC”) to provide contract clinical development services to Peplin. Under the agreement CAC could elect to be paid a portion of their professional fees of issuance of ordinary shares in Peplin. As noted previously 86,810 shares and 215,747 shares were issued on April 15, 2005 and August 8, 2005, respectively, under this agreement and the corresponding amounts for professional fees incurred by the Company were $83,022 and are reflected in research and development expenditure in the accompanying consolidated statement of operations. The number of shares issued was calculated based upon Peplin’s share price each quarter. The fair value of the shares is equal to the value of the portion of the services paid by issuance of shares. This agreement was terminated in September 2005.

PEPLIN LIMITED
(a development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

10.	Share-Based Payments

All options have an Australian exercise price, are exercisable only in Australian dollars and when exercised are exchanged for listed ordinary shares on the ASX.

Employee share option plan

The establishment of the Employee Share Option Plan (“the Plan”) was approved by special resolution of shareholders on June 30, 2000. All employees and directors of Peplin Limited and its subsidiaries and certain contractors are eligible to participate in the plan upon nomination by the directors.

Under the Plan:

•	the directors must not issue options to employees if the total number of shares relating to unexercised and unexpired options existing or which would be issued if all invitations for options under the plan were accepted exceeds 5% of the total number of issued shares at the date the Directors propose to issue the options;

•	options issued under the Employee Share Option Plan will immediately lapse if an eligible employee is lawfully terminated or resigns and may be affected by the death, disability or redundancy of an eligible employee;

•	options may only be exercised within one month of the release to the market of the half-yearly financial statement and annual financial statement other than with prior approval of the board of directors;

•	options granted under the Plan carry no dividend or voting rights;

•	the exercise price of options is set by the board of directors, based on the weighted average price at which the company’s shares are traded on the ASX during the five trading days immediately following the date of grant;

•	options are issued under the Plan for no cash consideration, each convertible into one ordinary share; and

•	the grant date represents the date where all terms as approved by the board of directors.

The following is a summary of options granted under the Plan from July 1, 2004 to June 30, 2007:

Grant date	No. Options	Fair Value

July 1, 2004	40,000	$9,353
July 5, 2004	30,000	10,020
September 28, 2004	200,000	32,497
January 20, 2005	395,333	72,829
January 4, 2006	422,101	93,015
June 26, 2006	10,000	2,257
December 12, 2006	1,720,000	493,575
June 12, 2007	10,000	3,113

	2,827,434	$716,659

PEPLIN LIMITED
(a development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

The following is a summary of options exercised under the Plan from July 1, 2004 to June 30, 2007:

Exercise date	No. Options	Exercise Price (AUD)	Exercise Price (USD)

September 16, 2004	57,500	$0.40	$0.28
April 11, 2006	50,667	$0.44	$0.32
April 11, 2006	31,667	$0.69	$0.51

	139,834

The following table summarises the movements in options outstanding under the Plan as of June 30, 2004, 2005 and 2006 and June 30, 2007:

	Number of Options	Weighted Average	Weighted Average
	Outstanding	Exercise Price	Fair Value

Total options at June 30, 2004	1,457,500	$0.35	$0.15
— granted	665,333	$0.48
— forfeited	(20,000)	$0.58
— expired	(840,000)	$0.31
— exercised	(57,500)	$0.30

Total options at June 30, 2005	1,205,333	$0.59	$0.27
— granted	432,101	$0.52
— forfeited	(88,666)	$0.46
— expired	—	—
— exercised	(82,334)	$0.40

Total options at June 30, 2006	1,466,434	$0.57	$0.23

— granted	1,730,000	$0.68
— forfeited	(35,000)	$0.64
— expired	(550,000)	$0.74
— exercised	—

Total options at June 30, 2007	2,611,434	$0.68	$0.28

Options exercisable at:

	Number of Options	Weighted Average	Weighted Average
	Outstanding	Exercise Price	Fair Value

June 30, 2005	918,669	$0.65	$0.29
June 30, 2006	1,110,372	$0.61	$0.27
June 30, 2007	1,342,411	$0.64	$0.25

The weighted average grant-date fair value of each option granted during the year ended June 30, 2007 was $0.29 (year ended June 30, 2005: $0.19, June 30, 2006: $0.22). The weighted average grant-date fair value of options vested during the year ended June 30, 2007 was $0.25. The total intrinsic value of options exercised during the year ended June 30, 2007 was $0 (years ended June 30, 2005: $13,959; June 30, 2006: $11,809).

At June 30, 2007 there was $234,991 (June 30, 2006: $853,780) of total unrecognized compensation cost relating to non-vested options granted. That cost is expected to be recognised over a weighted average period of 4.39 years.

PEPLIN LIMITED
(a development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

The total fair value of options vested at June 30, 2007 was $202,405 (during the years ended June 30, 2005: $65,517, June 30, 2006: $39,219).

The following table summarizes information about the Plan outstanding at June 30, 2007:

	Options Outstanding		Options Exercisable
		Weighted		Weighted
		Average		Average
		Remaining		Remaining
Weighted Average		Contractual		Contractual
Exercise price $	Number	Term	Number	Term

0.63	60,000	2.00	50,000	2.00
0.85	200,000	2.24	200,000	2.24
0.37	319,333	2.50	316,000	2.50
0.59	317,101	3.50	208,070	3.50
0.59	10,000	4.50	3,334	4.50
0.73	1,695,000	4.50	565,007	4.50
0.73	10,000	4.97	—	4.97

	2,611,434	3.91	1,342,411	3.44

At June 30, 2007 the aggregate intrinsic value of options outstanding was $26,259 and those exercisable and vested was $25,836.

The following table summarizes information about the Plan outstanding at June 30, 2006:

	Options Outstanding		Options Exercisable
		Weighted		Weighted
		Average		Average
		Remaining		Remaining
Weighted Average		Contractual		Contractual
Exercise price $	Number	Term	Number	Term

0.69	550,000	1.00	550,000	1.00
0.55	60,000	3.00	30,000	3.00
0.74	200,000	3.25	200,000	3.25
0.33	319,333	3.51	224,668	3.51
0.51	337,101	4.54	105,704	4.51

	1,466,434	2.75	1,110,372	2.30

At June 30, 2006 the aggregate intrinsic value of options outstanding was $40,079 and those exercisable and vested was $28,436.

A summary of the Company’s non-vested shares as of June 30, 2006 and 2007 are as follows:

		Weighted
		Average Grant
Non-vested Shares	Number	Date Fair Value

Non-vested shares at July 1, 2005	286,664	$0.20
Granted	432,101	$0.22
Vested	(274,037)	$0.18
Forfeited	(88,666)	$0.21
Non-vested shares at June 30, 2006	356,062	$0.22

PEPLIN LIMITED
(a development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

		Weighted
		Average Grant
Non-vested Shares	Number	Date Fair Value

Non-vested shares at July 1, 2006	356,062	$0.22
Granted	1,730,000	$0.29
Vested	(797,040)	$0.25
Forfeited	(19,999)	$0.48
Non-vested shares at June 30, 2007	1,269,023	$0.32

Other share-based payment options to employees and contractors

Other share-based payment options are also granted outside the Plan. These include options granted for services rendered from certain eligible contractors as approved by the directors, or as part of a director’s or officer’s sign-on remuneration prior to becoming a director or officer.

Further details:

•	Options may only be exercised within one month of the release to the market of the half-yearly financial statement and annual financial statement other than with prior approval of the board of directors.

•	Options granted carry no dividend or voting rights.

•	The exercise price of options is set by the board of directors with reference to the company’s shares as traded on the ASX. The exercise price of options issued to non executive directors is set at a 10% premium to the five day volume weighted average of the closing share price on the ASX.

•	Options are issued for no cash consideration, each convertible into one ordinary share.

•	The measurement date represents the earlier of the date at which the commitment for performance to earn the equity instruments was reached or the date at which the counterparty’s performance is complete.

The following is a summary of options granted outside the Plan from July 1, 2004 to June 30, 2007:

Grant date	No. Options	Fair Value

June 24, 2006	1,850,000	$383,978
October 12, 2006	1,200,000	267,211
October 14, 2006	2,710,000	665,540
February 13, 2007	350,000	107,958
April 11, 2007	2,030,000	537,091
May 23, 2007	50,000	15,566
June 11, 2007	1,940,000	605,563

	10,130,000	$2,582,907

There were no options exercised outside the Plan from July 1, 2004 to June 30, 2007.

PEPLIN LIMITED
(a development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes the movements in options granted to employees and contractors outside the Plan outstanding as of June 30, 2005 and 2006 and 2007:

	Number of Options	Weighted Average	Weighted Average
	Outstanding	Exercise Price	Fair Value

Total options at June 30, 2004	3,148,300	$0.67	$0.33
— granted	—	—
— forfeited	—	—
— expired	(60,000)	$0.63
— exercised	—	—

Total options at June 30, 2005	3,088,300	$0.72	$0.36
— granted	1,850,000	$0.60
— forfeited	—	—
— expired	(250,000)	$0.60
— exercised	—	—

Total options at June 30, 2006	4,688,300	$0.65	$0.29

— granted	8,280,000	$0.60
— forfeited	—	—
— expired	(538,300)	$0.75
— exercised	—	—

Total options at June 30, 2007	12,430,000	$0.68	$0.30

Options exercisable at:
June 30, 2005	1,988,300	$0.70	$0.28
June 30, 2006	2,938,300	$0.66	$0.28
June 30, 2007	4,916,669	$0.70	$0.29

The weighted average grant-date fair value of each option granted during the year ended June 30, 2007 was $0.27 (years ended June 30, 2005: $0.18 and June 30, 2006: $0.20). The weighted average grant date fair value of options vested during the year ended June 30, 2007 was $0.24 (year ended June 30, 2005: $0.31, and June 30, 2006: $0.24). The total intrinsic value of options exercised during the year ended June 30, 2007 was $0 (years ended June 30, 2005: $0; and June 30, 2006: $0).

The total fair value of options vested during the years ended June 30, 2005, 2006 and 2007 was $30,619, $282,262 and $608,260.

At June 30, 2007 there was $1,594,595 (June 30, 2006: $1,103,024) of total unrecognized compensation cost relating to non-vested options granted outside the Plan. That cost is expected to be recognised over a weighted average period of 4.54 years.

PEPLIN LIMITED
(a development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes information about options outside the Plan outstanding at June 30, 2007:

	Options Outstanding		Options Exercisable
		Weighted Average		Weighted Average
Weighted Average		Remaining		Remaining
Exercise price $	Number	Contractual Term	Number	Contractual Term

0.72	300,000	3.28	300,000	3.28
0.85	1,700,000	3.28	1,100,000	3.28
0.65	300,000	1.49	300,000	1.49
0.71	1,350,000	3.98	1,350,000	3.98
0.59	500,000	4.50	166,667	4.50
0.59	3,910,000	4.31	1,450,002	4.31
0.70	350,000	4.62	—	—
0.65	2,030,000	4.76	200,000	4.76
0.59	50,000	4.89	50,000	4.89
0.73	1,940,000	4.97	—	—

	12,430,000	4.24	4,916,669	3.78

At June 30, 2007 the aggregate intrinsic value of options outstanding was $71,327 and those exercisable and vested was $49,189.

The following table summarizes information about options outside the Plan outstanding at June 30, 2006:

	Options Outstanding		Options Exercisable
		Weighted Average		Weighted Average
Weighted Average		Remaining		Remaining
Exercise price $	Number	Contractual Term	Number	Contractual Term

0.71	538,300	0.50	538,300	0.50
0.63	300,000	4.29	300,000	4.29
0.74	1,700,000	4.29	900,000	4.29
0.56	300,000	2.50	300,000	2.50
0.62	1,350,000	4.99	900,000	4.99
0.51	500,000	5.51	—	—

	4,688,300	4.07	2,938,300	3.63

At June 30, 2006 the aggregate intrinsic value of options outstanding was $8,204 and those exercisable and vested was $8,204.

PEPLIN LIMITED
(a development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

A summary of the Company’s non-vested shares outside the Plan as of June 30, 2006 and June 30, 2007 are as follows:

		Weighted
		Average Grant
Non-vested Shares	Number	Date Fair Value

Non-vested shares at July 1, 2005	1,100,000	$0.40
Granted	1,850,000	$0.20
Vested	(1,200,000)	$0.24
Forfeited	—	—
Non-vested shares at June 30, 2006	1,750,000	$0.30

		Weighted
		Average Grant
Non-vested Shares	Number	Date Fair Value

Non-vested shares at July 1, 2006	1,750,000	$0.30
Granted	8,280,000	$0.27
Vested	(2,516,668)	$0.24
Forfeited	—	—
Non-vested shares at June 30, 2007	7,513,332	$0.31

Other information

Options issued under all plans have either a three, five or seven year term. Options with a three year life vest immediately, whereas options issued with a five year term generally vest in three tranches at the end of each of the first three years.

The fair value of all options granted to employees, directors and contractors were computed at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Years Ended June 30,
	2005	2006	2007

Risk Free Interest Rate	5.28%	5.72%	5.97%
Expected Dividend Yield	0%	0%	0%
Expected Term	2.82 years	2.89 years	2.62 years
Expected Volatility	59%	64%	52%
Expected forfeiture	0.85%	1.28%	1.17%

The Black-Scholes option pricing model was developed for use in estimating the fair value of options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. In accordance with SFAS No. 123R, the expected term of the options used in the estimation of the fair value of non-traded options has been determined based on the mid point between the vesting date and the end of the contractual term. For those options issued prior to June 30, 2006, the Company has utilized an average volatility based on guideline companies within the biotechnology sector as there was insufficient company trading history in order to determine an accurate volatility rate. For options issued subsequent to June 30, 2006, the Company calculated expected volatility based on its own trading activity data.

PEPLIN LIMITED
(a development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

The stock based compensation expense has been recorded in the following captions of the consolidated statements of operations:

	Years Ended June 30,
	2005	2006	2007

Research and development	$27,853	$211,786	$553,078
General and administrative	213,075	139,400	780,002

Total	$240,928	$351,186	$1,333,080

The total cash received from employees as a result of employee stock option exercises under the Plan for the year ended June 30, 2007 was $0 (June 30, 2005: $16,072 and June 30, 2006: $32,343).

The total cash received from option exercises outside the Plan for the year ended June 30, 2007 was $0 (June 30, 2005: $0 and June 30, 2006: $0).

Options issued to non-employees and non-contractors

Compensation cost for stock options granted to non-employees is measured at the fair value of stock options as calculated using the Black-Scholes option pricing model and is expensed over the period in which the performance is provided.

In July 2001, the Company entered into an agreement with GTH Capital Inc. (“GTH”) to provide services to facilitate the implementation of a level one American Depository Receipt (“ADR”) program and to be responsible for all aspects of its successful implementation. In consideration for entering into the agreement GTH was granted options to purchase 60,000 ordinary shares of the Company’s common stock at an exercise price of approximately $0.63 ($A1.20) per option. These options vested immediately on the April 3, 2002 grant date and remained exercisable up to April 3, 2005.

The fair value of these options was estimated to be $6,204 using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 62.9%; risk free interest rate of 5.69%; and an expected life of 1.86 years. Accordingly, a non-cash amount of $6,204 has been recorded against contributed equity with the cost recorded to general and administrative expense in the consolidated statements of operations. The options expired on April 3, 2005 without being exercised.

In December 2001, the Company entered into an agreement with Burrill and Company to provide services related to the investigation of partnering opportunities to enhance the commercialization of the Company’s research and development program. As part of that agreement Burrill and Company was to receive a success fee if their negotiations were successful. The success fee had both monetary and option components. Burrill and Company successfully negotiated the agreement with Allergan (refer Note 1) which was signed on November 22, 2002. Accordingly Burrill and Company was granted options to purchase 538,300 ordinary shares of Peplin’s common stock at an exercise price of approximately $0.56 ($A0.95) per option. These options vested immediately on the May 28, 2003 grant date and remained exercisable up to December 21, 2006.

The fair value of these options was estimated to be $99,135 using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 75.3%; risk free interest rate of 4.98%; and an expected life of 2.04 years. Accordingly, a non-cash amount of $99,135 has been recorded against contributed equity with the cost recorded to against General and Administrative expense in the consolidated statements of operations. The options lapsed on December 21, 2006 without being exercised.

In October 2006, the Company issued 20,000 options with an exercise price of $0.53 (A$0.70) to an employee of a major shareholder for administrative services performed in support of the establishment of Peplin Operations USA, Inc. The options vested immediately on the October 14, 2006 grant date.

PEPLIN LIMITED
(a development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

The fair value of these options was estimated to be $3,622 using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 49.98%; risk free interest rate of 5.87%; and an expected life of 2.61 years. Accordingly, a non-cash amount of $3,622 has been recorded against contributed equity with the cost recorded to general and administration expense in the consolidated statements of operations.

In May 2007, the Company issued 50,000 options with an exercise price of $0.58 (A$0.70) to Nutratec for services performed in relation to the successful performance of a milestone related to the processing and extraction of the active pharmaceutical ingredient used in various clinical trials. The options vested immediately on the May 23, 2007 grant date.

The fair value of these options was estimated to be $15,566 using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 55.70%; risk free interest rate of 6.12%; and an expected life of 2.50 years. Accordingly, a non-cash amount of $15,566 has been recorded against contributed equity with the cost recorded to research and development expense in the consolidated statements of operations.

11.	Segment disclosures

The Company predominately operates in one business segment. Its activities comprise of research and development of the therapeutic products for the treatment of cancers and other diseases.

The Company predominately operates in one geographical segment, Australia.

12.	Fair value of financial instruments

The Company’s principal financial instruments are cash and cash equivalents, grant income receivable and trade accounts payable, which arise directly from its operations. The main risks arising from the Company’s financial instruments are currency risk, cash flow interest rate risk and credit risk. The fair value of the financial instruments equals the carrying value.

13.	Employee benefit plan

The Company contributes to a defined contribution superannuation fund on behalf of all Australian employees at an amount up to 10% of the employee’s salary. The Company contributed $118,817 to superannuation funds for the year ended June 30, 2007 (years ended June 30, 2005: $75,410 and June 30, 2006: $78,153).

14.	Foreign currency translation

The functional currency for the Company’s operations is Australian dollars. As at June 30, 2007, A$1 equated to $0.8491 (years ended June 30, 2005 A$1 equated to $0.7618 and June 30, 2006 A$1 equated to $0.7423).

15.	Subsequent events

Reorganization of Peplin Limited:

On July 31, 2007, Peplin Inc. was incorporated in Delaware, USA as a wholly owned subsidiary of Peplin Limited, in order to facilitate a proposed reorganization of Peplin Limited.

On August 8, 2007, Peplin Limited lodged an Information Memorandum with ASIC regarding a proposed reorganization of Peplin Limited by way of a scheme of arrangement. Under the terms of the scheme

PEPLIN LIMITED
(a development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

of arrangement, on a one for twenty basis, Peplin Limited shareholders and optionholders would exchange their shares and options for shares and options in Peplin Inc., a company registered in Delaware, USA. The proposed reorganization is subject to approval by shareholders, optionholders and the Federal Court of Australia. The pro-forma impact (unaudited) on net loss per ordinary share, from this reorganization, is shown on the consolidated statement of operations at June 30, 2007.

On August 23, 2007, the Federal Court of Australia ordered that a meeting of shareholders and optionholders be held to vote on the recommended schemes of arrangement in relation to the Company’s proposal to redomicile into the United States.

On August 27, 2007, the Company lodged with the ASX the Information Memorandum relating to the Company’s proposed schemes of arrangement and Extraordinary General Meeting.

Equity transactions:

On July 31, 2007, 340,000 unlisted options were issued to employees under employee contracts. The employee options related expense and the options issued have been recorded at the fair value of the options as at July 31, 2007. The fair value of $117,677 was calculated by using the Black-Scholes options pricing model.

On August 9, 2007, the Company entered into an agreement with certain institutional investors to subscribe for 15,254,445 ordinary shares at approximately $0.77 (A$0.90) per share to raise $11,745,923 cash. The agreement is unconditional and the settlement date for the share issuance is five days following the earlier of the dispatch to shareholders of the Information Memorandum relating to the Reorganization or the termination of the Implementation Agreement relating to the Reorganization. The total capital raising costs attributable to this issuance were $354,950.

On August 9, 2007, the Company entered into an agreement with MPM to subscribe for 6,967,777 ordinary shares at approximately $0.77 (A$0.90) per share to raise $5,365,188 cash. The agreement is conditional on shareholder approval as required by ASX listing rules which is expected to occur on October 1, 2007. Legal costs capped at $14,700 are payable by the Company under this agreement.

On August 14, 2007, 600,000 unlisted options were issued to employees under employee contracts. The employee options related expense and the options issued have been recorded at the fair value of the options as at August 14, 2007. The fair value of $212,763 was calculated by using the Black-Scholes options pricing model.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Peplin, Inc.

We have audited the accompanying balance sheet of Peplin, Inc. as of July 31, 2007 (the date of incorporation). This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Peplin, Inc. at July 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/  Ernst & Young

Brisbane, Australia
August 8, 2007

Peplin, Inc.

BALANCE SHEET

July 31
2007

Cash	$1,000

Total assets	$1,000

Stockholders’ equity:
Preferred stock, $0.001 par value: 10,000,000 shares authorized; no shares issued and outstanding,	$—

Common stock, $0.001 par value: 100,000,000 shares authorized; no shares issued and outstanding,	—

Class B Common stock, $0.001 par value: 1 share authorized; 1 share issued and outstanding,	—

Additional paid-in capital	1,000

Accumulated deficit	—

Accumulated other comprehensive income	—

Total stockholders’ equity	$1,000

See accompanying notes to financial statements.

Peplin, Inc.

Notes to Balance Sheet for Peplin, Inc.

1.	Formation of Peplin, Inc.

Incorporated on July 31, 2007, under the laws of the State of Delaware; Peplin, Inc. (Peplin, Inc.) is a wholly owned subsidiary of Peplin Limited (Peplin), a public company incorporated under the laws of Queensland, Australia. Peplin, Inc. was created to facilitate a proposed reorganization of Peplin Limited, by way of a Scheme of Arrangement, under the Australian Corporations Act 2001.

2.	Reorganization (unaudited)

On August 8, 2007 Peplin Limited lodged an Information Memorandum with the Australian Securities and Investments Commission regarding the proposed Scheme of Arrangement. Under the Scheme of Arrangement, all of the issued and outstanding ordinary shares of Peplin (Peplin shares) and listed options (Peplin options) will be exchanged for Peplin, Inc. shares of common stock and options exercisable for common stock, respectively, in each case, on a one for twenty basis. Concurrently, Peplin, Inc. intends to exchange each outstanding unlisted option to acquire Peplin shares for a similar option to acquire Peplin, Inc. shares on the same general terms and conditions, and as adjusted to reflect the exchange ratio in the Scheme of Arrangement.

On completion of the contemplated Reorganization, Peplin, Inc. will become the parent company of Peplin, and Peplin shares and Peplin options will cease to be listed on the Australian Securities Exchange (ASX). Peplin, Inc. shares and options will be listed on the ASX by way of CHESS Depositary Interests (CDIs) where 20 CDIs will represent, and be exchangeable for, one Peplin, Inc. share of common stock or option, respectively.

The proposed reorganization is subject to approval by Peplin Limited’s shareholders, listed option holders, and the Federal Court of Australia.

Subsequent to approval and completion of the contemplated transaction described above, Peplin, Inc. intends to conduct an initial public offering of shares of common stock on the NASDAQ Global Market.

Through and including          , 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

          Shares

Common Stock

PROSPECTUS

Merrill Lynch & Co.
Cowen and Company
Thomas Weisel Partners LLC
Leerink Swann
Wilson HTM

          , 2007

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

Set forth below is a table of the registration fee for the Securities and Exchange Commission, the filing fee for the National Association of Securities Dealers, Inc., the listing fee for the NASDAQ Global Market and estimates of all other expenses to be incurred in connection with the issuance and distribution of the securities described in the registration statement, other than underwriting discounts and commissions:

Securities and Exchange Commission registration fee		$2,032
NASD filing fee		8,000
NASDAQ Global Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be completed by amendments.

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits and proceedings, whether civil, criminal, administrative or investigative (other than action by or in the right of the corporation — a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, by-laws, disinterested director vote, stockholder vote, agreement, or otherwise.

The Delaware General Corporation Law further authorizes a Delaware corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our certificate of incorporation limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law. Except to the extent such exemption from liability is not permitted under the Delaware General Corporation Law, our certificate of incorporation provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for voting or assenting to unlawful payments of dividends or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not adversely affect any right or protection of our directors in respect of any act or failure to act occurring prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our by-laws that will be in effect upon completion of this offering provide that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

Acting pursuant to the foregoing, we intend to enter into indemnification agreements, or Indemnification Agreements, with each of our directors and officers to indemnify them to the fullest extent permitted by our certificate of incorporation, by-laws and Delaware law.

The Indemnification Agreements will:

•	confirm to officers and directors the indemnification provided to them in the by-laws;

•	provide officers and directors with procedural protections in the event that they are sued in their capacity as director or officer; and

•	provide additional indemnification rights.

We have purchased insurance on behalf of our respective directors and officers against certain liabilities that may be asserted against, or incurred by, such persons in their capacities as our directors or officers, or that may arise out of their status as our directors or officers, including liabilities under the federal and state securities laws.

Item 15.	Recent Sales of Unregistered Securities

The following sets forth information regarding all unregistered securities sold since the registrant’s formation in Delaware on July 31, 2007 through the date of this registration statement:

1. On July 31, 2007, the registrant issued one share of its Class B common stock to Peplin Limited. Such sale was deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering. The sale of this security was made without general solicitation or advertising.

2. Concurrent with the initial filing of this registration statement, the registrant commenced a process to acquire all the outstanding shares of its former parent, Peplin Limited, pursuant to a Scheme of Arrangement. The Scheme of Arrangement was approved by more than 75% in voting interest and 50% in number of Peplin Limited’s shareholders present and voting at a shareholder meeting held on October 1, 2007 and by the Federal Court of Australia on October 8, 2007. On October 16, 2007, pursuant to the reorganization, the registrant issued the shareholders of Peplin Limited one share of its common stock for every 20 shares of Peplin Limited that were issued and outstanding. Additionally, the registrant canceled each of the outstanding options to acquire shares of Peplin Limited that were listed on the Australian Securities Exchange and issued replacement options representing the right to acquire shares of its common stock on the same 1-for-20 basis. The shares and the options issued in the reorganization were exempt from registration as securities issued pursuant to Section 3(a)(10) of the Securities Act given that the terms and conditions of the issuance and exchange were approved, after a hearing upon the fairness of the terms and conditions, by a court expressly authorized by law to grant such approval.

3. Upon the consummation of the reorganization, the registrant granted replacement stock options to purchase 781,073 shares of its common stock to its employees and consultants (and the employees and consultants of its majority owned subsidiaries) and its non-employee directors pursuant to its 2007 Incentive Award Plan, or Plan. These options were issued in replacement of options to acquire ordinary shares of Peplin Limited, which were canceled in connection with the reorganization. Of these options, no options have been exercised and no shares of the registrant’s common stock have been issued and sold to Plan participants. The issuances of securities described above were exempt from registration as securities issued in reliance on Rule 701 of the Securities Act pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

Item 16.	Exhibits and Financial Statement Schedule

(a) Exhibits

Exhibit No.		Description of Exhibit

1	.1**	Form of Underwriting Agreement.
3	.1*	Certificate of Incorporation of Peplin, Inc.
3	.2*	Bylaws of Peplin, Inc.
4.1		Form of Common Stock certificate
4	.2*	Form of Class B Common Stock Certificate
5	.1**	Opinion of Latham & Watkins LLP
10	.1*	Implementation Agreement between Peplin Limited and Peplin, Inc., dated August 8, 2007
10	.2†*	2007 Incentive Award Plan
10	.3†**	Form of Stock Option Agreement
10	.4†	Form of Indemnity Agreement for Directors and Officers
10	.5*†	Purchase Agreement between Gary Pace and Peplin Limited, dated June 23, 2006
10	.6*†	Employment Agreement between Peplin Operations USA, Inc. and Michael Aldridge, dated December 11, 2006
10	.7*†	Employment Agreement between Peplin Limited, Peplin Operations USA, Inc. and Philip Moody, dated September 8, 2006
10	.8*†	Employment Agreement between Peplin Operations USA, Inc. and Cheri Jones, dated June 14, 2006
10	.9*†	Employment Agreement between Peplin Limited and David Smith, dated April 27, 2006
10	.10*†	Letter from Peplin Limited to David Smith, regarding salary adjustment, dated December 15, 2006
10	.11*†	Employment Agreement between Peplin Limited and Peter Welburn, dated May 10, 2004
10	.12*†	Letter from Peplin Limited to Peter Welburn regarding role change and salary adjustment, dated December 15, 2006
10	.13*†	Employment Agreement between Peplin Operations USA, Inc. and George Mahaffey, dated May 22, 2007
10	.14*†	Employment Agreement between Peplin Operations USA, Inc. and Arthur Bertolino, dated March 12, 2007
10	.15*	Lease between Peplin Biotech Ltd and Pine Waters Pty. Ltd., dated June 10, 2004
10	.16*	Lease between Peplin Operations USA, Inc. and Bay Center Office LLC, dated December 22, 2006
10	.17*	Lease between Peplin Operations Pty Ltd and Garrels Investments Pty Ltd, dated May 28, 2007
10	.18*	Pharmaceuticals Partnerships Program Funding Agreement between the Commonwealth of Australia and Peplin Operations Pty Ltd, dated September 22, 2005
10	.19*	R&D Start Program Grant Agreement between Commonwealth of Australia acting through the Industry Research and Development Board and Peplin Operations Pty Ltd, dated September 19, 2003
10	.20*	Termination and Settlement Agreement between Allergan Sales LLC and Peplin Limited, dated October 7, 2004
10.21		Form of Subscription Agreement, dated August 8, 2007
10	.22††	Clinical Services Master Agreement between Peplin Operations Pty Ltd and Omnicare CR, Inc., dated June 1, 2005
10	.23††	Development and clinical supply agreement between Peplin, Inc. and DPT Laboratories, Ltd., dated October 23, 2007
10	.24†	Letter from Peplin Limited to David Smith, regarding salary adjustment, dated October 18, 2007
21	.1*	Subsidiaries of Peplin, Inc.

Exhibit No.		Description of Exhibit

23.1		Consent of Ernst & Young — (Audit Report of Peplin Limited)
23.2		Consent of Ernst & Young — (Audit Report of Peplin, Inc.)
23	.3**	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
24	.1*	Power of Attorney (included in signature pages)

*	Previously filed.

**	To be filed by amendment.

†	Management contract or compensatory plan or arrangement.

††	Confidential treatment has been requested with respect to portions of this exhibit.

(b) Financial Statement Schedules:

Schedules have been omitted because the information required to be shown in the schedules is not applicable or is included elsewhere in our financial statements or accompanying notes.

Item 17.	Undertakings

We undertake to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions summarized in Item 14 above or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by a director, officer or controlling person of ours in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person in connection with the securities being registered in this offering, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether this indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

We undertake that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it is declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered, and the offering of these securities at that time shall be deemed to be the initial bona fide offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amendment no. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Emeryville, State of California, on November 9, 2007.

PEPLIN, INC.

By:	/s/ Philip K. Moody
Philip K. Moody
Chief Financial Officer, Vice President
Finance & Operations

Pursuant to the requirements of the Securities Act of 1933, this amendment no. 2 to the registration statement has been signed by or on behalf of the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ Thomas G. Wiggans Thomas G. Wiggans		Chairman of the Board and Director	November 9, 2007

* Cherrell Hirst		Director	November 9, 2007

* Michael Aldridge		Managing Director and Chief Executive Officer (Principal Executive Officer)	November 9, 2007

/s/ Philip K. Moody Philip K. Moody		Chief Financial Officer (Principal Financial and Accounting Officer)	November 9, 2007

* Eugene Bauer		Director	November 9, 2007

* Gary Pace		Director	November 9, 2007

* James Scopa		Director	November 9, 2007

* Michael Spooner		Director	November 9, 2007

*By:	/s/ Philip K. Moody Philip K. Moody Attorney-in-Fact		November 9, 2007

INDEX TO EXHIBITS

Exhibit No.		Description of Exhibit

1	.1**	Form of Underwriting Agreement.
3	.1*	Certificate of Incorporation of Peplin, Inc.
3	.2*	Bylaws of Peplin, Inc.
4.1		Form of Common Stock certificate
4	.2*	Form of Class B Common Stock Certificate
5	.1**	Opinion of Latham & Watkins LLP
10	.1*	Implementation Agreement between Peplin Limited and Peplin, Inc., dated August 8, 2007
10	.2†*	2007 Incentive Award Plan
10	.3†**	Form of Stock Option Agreement
10	.4†	Form of Indemnity Agreement for Directors and Officers
10	.5*†	Purchase Agreement between Gary Pace and Peplin Limited, dated June 23, 2006
10	.6*†	Employment Agreement between Peplin Operations USA, Inc. and Michael Aldridge, dated December 11, 2006
10	.7*†	Employment Agreement between Peplin Limited, Peplin Operations USA, Inc. and Philip Moody, dated September 8, 2006
10	.8*†	Employment Agreement between Peplin Operations USA, Inc. and Cheri Jones, dated June 14, 2006
10	.9*†	Employment Agreement between Peplin Limited and David Smith, dated April 27, 2006
10	.10*†	Letter from Peplin Limited to David Smith, regarding salary adjustment, dated December 15, 2006
10	.11*†	Employment Agreement between Peplin Limited and Peter Welburn, dated May 10, 2004
10	.12*†	Letter from Peplin Limited to Peter Welburn regarding role change and salary adjustment, dated December 15, 2006
10	.13*†	Employment Agreement between Peplin Operations USA, Inc. and George Mahaffey, dated May 22, 2007
10	.14*†	Employment Agreement between Peplin Operations USA, Inc. and Arthur Bertolino, dated March 12, 2007
10	.15*	Lease between Peplin Biotech Ltd and Pine Waters Pty. Ltd., dated June 10, 2004
10	.16*	Lease between Peplin Operations USA, Inc. and Bay Center Office LLC, dated December 22, 2006
10	.17*	Lease between Peplin Operations Pty Ltd and Garrels Investments Pty Ltd, dated May 28, 2007
10	.18*	Pharmaceuticals Partnerships Program Funding Agreement between the Commonwealth of Australia and Peplin Operations Pty Ltd, dated September 22, 2005
10	.19*	R&D Start Program Grant Agreement between Commonwealth of Australia acting through the Industry Research and Development Board and Peplin Operations Pty Ltd, dated September 19, 2003
10	.20*	Termination and Settlement Agreement between Allergan Sales LLC and Peplin Limited, dated October 7, 2004
10.21		Form of Subscription Agreement, dated August 8, 2007
10	.22††	Clinical Services Master Agreement between Peplin Operations Pty Ltd and Omnicare CR, Inc., dated June 1, 2005
10	.23††	Development and clinical supply agreement between Peplin, Inc. and DPT Laboratories, Ltd., dated October 23, 2007
10	.24†	Letter from Peplin Limited to David Smith, regarding salary adjustment, dated October 18, 2007
21	.1*	Subsidiaries of Peplin, Inc.
23.1		Consent of Ernst & Young — (Audit Report of Peplin Limited)
23.2		Consent of Ernst & Young — (Audit Report of Peplin, Inc.)
23	.3**	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
24	.1*	Power of Attorney (included in signature pages)

*	Previously filed.
**	To be filed by amendment.
†	Management contract or compensatory plan or arrangement.
††	Confidential treatment has been requested with respect to portions of this exhibit.